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Follow-Up Materials

06014288

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Invensys

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 12 2006 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2142 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/12/06

invensys®

Annual report & accounts 2006









Controls provides components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products across a wide range of industries in residential and commercial markets, together with utility monitoring services in the UK.

	2006	2005
Orders (£m)	**797**	797
Revenue (£m)	**788**	810
Operating profit[2] (£m)	**64**	85
Operating margin[2] (%)	**8.1**	10.5
Operating cashflow (£m)	**48**	69
Employees[4] (numbers)	**13,921**	14,534



Process Systems designs, manufactures, installs, tests and commissions software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations.

	2006	2005
Orders (£m)	**798**	675
Revenue (£m)	**725**	655
Operating profit[2] (£m)	**81**	43
Operating margin[2] (%)	**11.2**	6.6
Operating cashflow (£m)	**79**	51
Employees[4] (numbers)	**6,853**	6,669



Rail Systems designs, manufactures, supplies, installs, tests and commissions safety-related rail signalling and control systems and other rail signalling products for mainline, metro and freight railways.

	2006	2005
Orders (£m)	**504**	454
Revenue (£m)	**438**	412
Operating profit[2] (£m)	**65**	61
Operating margin[2] (%)	**14.8**	14.8
Operating cashflow (£m)	**92**	57
Employees[4] (numbers)	**2,909**	2,939



APV provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers.

	2006	2005
Orders (£m)	**419**	390
Revenue (£m)	**388**	360
Operating profit[2] (£m)	**–**	5
Operating margin[2] (%)	**–**	1.4
Operating cashflow (£m)	**6**	(16)
Employees[4] (numbers)	**2,760**	2,606



Eurotherm provides control, data and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets.

	2006	2005
Orders (£m)	**119**	122
Revenue (£m)	**118**	122
Operating profit[2] (£m)	**16**	17
Operating margin[2] (%)	**13.6**	13.9
Operating cashflow (£m)	**15**	17
Employees[4] (numbers)	**1,126**	1,191

Invensys

Invensys businesses supply control and automation solutions that deliver efficiency, safety and effectiveness in process automation, controls and transportation environments.

- Orders from continuing operations[1] were £2,637 million (2005: £2,438 million), up 5% at constant exchange rates (CER)
- Revenue from continuing operations was £2,457 million (2005: £2,359 million), up 1% at CER
- Operating profit[2] from continuing operations was £191 million (2005: £165 million), up 11% at CER
- Operating margin[2] of continuing operations was 7.8% (2005: 7.0%)
- Corporate costs reduced to £35 million (2005: £46 million)
- Free cash inflow[3] was £100 million (2005: £39 million)
- Employee numbers[5] at 31 March 2006 were 28,434 (2005: 33,987)

1 Continuing operations are Controls, Process Systems, Rail Systems, APV and Eurotherm.
2 All references to operating [illegible] before [illegible]
3 Excluding [illegible]
4 At 31 [illegible]
5 Including [illegible] and [illegible] operations

	2006	2005
Continuing operations		
Orders (£m)	**2,637**	2,438
Revenue (£m)	**2,457**	2,359
Operating profit[2] (£m)	**191**	165
Operating margin[2] (%)	**7.8%**	7.0%
Total Group		
Free cash flow[3] (£m)	**100**	39
Employees[4,5] (numbers)	**28,434**	33,987

Chairman's statement

Our efforts to improve the operational performance of the businesses are beginning to show through, with good results from Process Systems and Rail Systems.



Martin Jay
Chairman

I am pleased to report that Invensys has made further progress during the past year in many areas. Our efforts to improve the operational performance of the businesses are beginning to show through, with good results from Process Systems and Rail Systems although the Controls and APV businesses have performed less well. We have increased free cash flow (before legacy payments) and have made significant progress with our legacy liabilities, particularly with the agreement with the Trustees of our main UK pension scheme on future funding.

Summary of results

During the financial year ended 31 March 2006, orders from continuing businesses were up 5% at CER at £2,637 million and revenue from continuing businesses was up 1% at CER at £2,457 million. Operating profit before exceptional items was £191 million (2005: £165 million), up 11% at CER and operating margin after corporate costs was 7.8% (2005: 7.0%).

Operating cash flow for the Group (before the payment of legacy liabilities) in the financial year ended 31 March 2006 was an inflow of £228 million (2005: £188 million inflow). Free cash inflow from operations (before the payment of legacy liabilities) was £100 million (2005: £39 million). Legacy liability payments, including a £105 million UK pension scheme deficit reduction payment, amounted to £175 million (2005: £181 million). Net debt at 31 March 2006 was £757 million, a reduction during the year of £45 million.

The Board is recommending that no dividend be paid for the year (2005: nil).

Refinancing

In the light of the significant progress the Group has made in many areas, your Board has reviewed the Group's financing structure to evaluate whether the Group could secure more appropriate capital and financing arrangements to reduce the financial costs and relax some of the restrictions associated with the 2004 refinancing, which today have a negative impact on its business. Consequently, your Board has concluded that to maximise the opportunities across the Group and continue to enhance value for shareholders, it should undertake a further refinancing, more details of which have been circulated to shareholders. Your Board believes that by proceeding with this refinancing now, Invensys can immediately benefit from a cheaper, more robust, efficient and flexible capital and financing structure which in turn will help build greater customer confidence in the Group's stability. The refinancing will also provide an improved platform for future growth.

The Board

As mentioned in last year's Annual report, Rick Haythornthwaite stepped down as Chief Executive on 22 July 2005 and was succeeded by Ulf Henriksson.

Adrian Hennah, Chief Financial Officer, will be leaving the Group and the Board on 16 June 2006 to take up an appointment as Finance Director of Smith & Nephew, the healthcare company. On behalf of the Board, I would like to thank Adrian for his outstanding achievements during the past four years. Stephen Hare, who is currently Group Finance Director of Spectris plc, the precision instrumentation and controls company, will be joining the Board on 21 July 2006 as Chief Financial Officer.

Michael Parker has joined the Board with effect from 24 May 2006 as a non-executive director and will become a member of the Audit and Remuneration Committees. Michael has been Group Chief Executive of BNFL, the nuclear fuel company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the board of directors of Dow since 1995.

Michael will replace Larry Farmer, who will be retiring from the Board as planned at the Group's Annual General Meeting scheduled for 3 August 2006. Andrew Macfarlane, who has been a non-executive director since 2003, has informed the Board that, due to work commitments at Rentokil Initial plc, where he is Chief Financial Officer, he will not be seeking re-election at the Annual General Meeting. A search for his replacement as non-executive director and chairman of the Audit Committee is underway.

On behalf of the Board, I would like to thank Larry and Andrew for their immense help over the past three years and we all wish them well in the future.

Corporate social responsibility

Invensys remains strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities. We believe this commitment enhances our prospects of successfully achieving our business goals.

During the past year, we have focused upon the Group-wide implementation of a revised Code of Conduct, including training, and so far around 95% of employees have received either online or offline training. We have set ourselves rigorous targets for employee safety and have achieved significant reductions in accident rates. We have also reduced the impact of our activities on the environment through reduced CO_2 emissions, waste production and water usage.

Employees, customers and investors

I would like to thank all our employees for their hard work and energy over the past year and hope that they feel, as I do, that Invensys has achieved much during this period. Invensys is a demanding place to work but, with the support of not only our employees but also our customers, suppliers, business partners and investors, I believe that the prospects for Invensys are better than they have been for many years.

Outlook

Against the background of strong markets and having identified the actions to be undertaken within each of our businesses to improve their performance, the Board is confident that the Group will make further progress in the year ending 31 March 2007.

Martin Jay
Chairman

Chief Executive's statement

Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth.





Ulf Henriksson
Chief Executive

In my first report to you as the Chief Executive of Invensys, I am pleased to report that we have made good progress in turning around the fortunes of Invensys, culminating in the announcement of the proposals to refinance the Group. During the year ended 31 March 2006, Invensys has continued to focus on addressing the operational performance of each of its businesses and building a solid foundation for growth. In particular, the businesses have begun to meet the challenge to:

- achieve return on sales at least in line with their peer groups
- convert a greater proportion of their operating profits into cash
- invest in the capabilities required to grow market share

In relation to return on sales, we increased our operating margin from 7.0% to 7.8%, but this reflects a mixed result across our businesses. On cash, our improved operating performance and effective management of working capital has resulted in a free cash inflow (before legacy payments) of £100 million compared with £39 million in the prior year. Process Systems, Rail Systems and Eurotherm achieved good double digit margins and we reduced corporate costs by £11 million, but our overall operating margin improvement was, in particular, held back by Controls and APV.

Looking across our business groups

Controls

Controls is addressing the significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance ~~business groups~~ businesses X in October 2004. Under the leadership of its new President, Chan Galbato, it is executing a broad range of actions to improve its manufacturing quality and efficiency, thereby improving its customer on-time delivery and product quality. This is also helping to counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. The leadership team is also being strengthened through the recruitment of several senior managers and engineers to enhance its execution ability.

Process Systems

Process Systems has undergone significant restructuring across all aspects of its business during the past two years and has now restored its position as a leader in the global market for process automation. In April 2006 InFusion™ was launched, which is a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion is expected to become a high-growth product offering.

Rail Systems

Rail Systems is benefiting from an increase in investment in rail infrastructure within its main markets (the United Kingdom, US and Iberia) and is gaining business in its export markets. For example, Network Rail is forecasting a significant increase in spending on signalling renewals and Rail Systems expects to be a significant beneficiary of this increased investment. Funding for rail crossings in the US is also increasing following the signing in 2005 of the US Transportation Bill. In export markets, the business is building upon its success in the Chinese mass transit market and is exploring new opportunities, particularly in Latin America and the new member states of the European Union.

APV

APV has undergone significant restructuring, which has stabilised its operations at breakeven, and further action is now being taken to create a more stable and profitable financial performance. It has instituted new procedures to reduce the risk on projects, and allied to this it is also moving from bespoke solutions to more standardised installations. Sales and marketing efforts have been refocused upon products, spares and services (PSS), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue, although growth is tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

Eurotherm

Eurotherm, which has been a steady performer for many years, has begun a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture the growth in its markets in Asia. It is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacture and to establish a large manufacturing base in Poland. In order to capture the strong growth in capacity within Asian markets, Eurotherm is constructing a facility in Shanghai, China. This is due to begin production towards the second quarter of the financial year ending 31 March 2007.

Corporate

Corporate costs continued to fall in line with recent trends.

Disposals

During the year, we sold ABS EMEA, Lambda and Baker for a gross consideration of £212 million.

Additionally, we announced the sale of IBS (our Invensys Building Systems business in the US and Asia Pacific, formerly known as ABS), which is expected to complete by the end of July 2006.

Taking the Group forward

Although we have made good progress during the past year, much remains to be done to complete the turnaround of Invensys, particularly in APV and Controls. The additional operational freedoms that will arise from the proposed refinancing will provide us with additional opportunities to improve our capabilities and performance. Each of our businesses knows what is required of it and we have the management and review systems in place to monitor their achievements and to provide assistance where required. We have gradually improved our performance during the year and I believe that we can sustain and develop upon this in the year ending 31 March 2007.

Ulf Henriksson
Chief Executive Officer

Business review

Our improved operating performance and effective management of working capital have resulted in a free cash inflow (before legacy payments) of £100 million.



Adrian Hennah
Chief Financial Officer

Statement of accounting policies

The Group has adopted International Financial Reporting Standards (IFRS) in the fiscal year, also known as International Accounting Standards, as required under European legislation. The transition date for adoption of IFRS is 1 April 2004, determined in accordance with IFRS 1, First-time adoption of International Financial Reporting Standards. The effect of the Group's conversion to IFRS has already been communicated to shareholders in our news release in May 2005, and the reconciliations and accompanying narrative explaining the restatement of the UK Generally Accepted Accounting Practice (UK GAAP) financial statements for 2004/05 are given in note 34 to the Group financial statements. The new accounting policies under IFRS as adopted by the Group are set out in the Accounting policies section in the Group financial statements.

Review of performance during the year

The table below summarises the Group's key financials:

For the year ended 31 March	2006 £m	2005 £m
Revenue	2,457	2,359
Operating profit before exceptional items	191	165
Exceptional items	(60)	(189)
Operating profit/(loss)	131	(24)
Foreign exchange (losses)/gains	(33)	16
Net finance costs	(119)	(137)
Other finance charges – IAS 19	(5)	(15)
Loss before taxation	(26)	(160)
Taxation	(12)	10
Loss from continuing operations	(38)	(150)
Profit from discontinued operations	60	44
Profit/(loss) for the year	22	(106)
Free cash flow excluding legacy payments	100	39
Net finance cost cover (times)[1]	1.6	1.2
Net pension liability	(489)	(574)

1 Net finance cost cover is measured as the number of times operating profit before exceptional items covers net finance costs.

Orders

Orders received in the financial year ended 31 March 2006 for continuing operations of £2,637 million rose 5% at CER compared to the financial year ended 31 March 2005 (2005: £2,438 million).

Increases in order intake were seen at Process Systems, Rail Systems and at APV but reductions were reported by Controls and Eurotherm. A summary of orders by business group and movements by CER is set out below:

For the year ended 31 March	2005 Orders £m	2005 Exchange £m	2005 Adjusted base[1] £m	Change at CER £m	2006 Orders £m	% change[2]
Controls	797	26	823	(26)	797	(3)
Process Systems	675	25	700	98	798	14
Rail Systems	454	8	462	42	504	9
APV	390	11	401	18	419	5
Eurotherm	122	3	125	(6)	119	(5)
Continuing operations	**2,438**	**73**	**2,511**	**126**	**2,637**	**5**

1 2005 Adjusted base reflects orders for 2005 at 2006 exchange rates.
2 % change is measured as the 2005/2006 Change at CER as a percentage of the 2005 Adjusted base and is calculated based on underlying amounts in £'000s.

Revenue

Revenue was £2,457 million in the financial year ended 31 March 2006, an increase of 4% over the financial year ended 31 March 2005 (2005: £2,359 million). The Group has operations around the world and as a result has a significant exposure to movements in foreign exchange rates and in particular to the US dollar. The US dollar strengthened by 3% from an average rate of $1.85 to an average rate of $1.79 against sterling over the same period. The translation effect of foreign exchange rates during the financial year ended 31 March 2006 was an increase in revenue of £70 million or 3%.

Revenue at CER increased by £28 million or 1% in the year ended 31 March 2006 compared to the prior year. While Process Systems, Rail Systems and APV saw a rise in revenue at CER, revenue at Controls and Eurotherm fell in line with order intake reductions, as detailed below:

For the year ended 31 March	2005 Revenue £m	2005 Exchange £m	2005 Adjusted base[1] £m	Change at CER £m	2006 Revenue £m	% change[2]
Controls	810	26	836	(48)	788	(6)
Process Systems	655	25	680	45	725	7
Rail Systems	412	7	419	19	438	5
APV	360	10	370	18	388	5
Eurotherm	122	2	124	(6)	118	(5)
Continuing operations	**2,359**	**70**	**2,429**	**28**	**2,457**	**1**

1 2005 Adjusted base reflects revenue for 2005 at 2006 exchange rates.
2 % change is measured as the 2005/2006 Change at CER as a percentage of the 2005 Adjusted base and is calculated based on underlying amounts in £'000s.

Operating profit and margin

Operating profit before exceptional items was £191 million in the financial year ended 31 March 2006 (2005: £165 million), which represents an increase of 16% with favourable impacts from currency translation adjustments of £7 million stemming from movements in the US dollar.

At CER, operating profit increased by £19 million (11%) resulting in an operating margin of 7.8% (2005: 7.0%). An improved performance by Process Systems, a steady performance at Rail Systems and a further reduction in corporate costs were offset by anticipated weaker performance at Controls and nil profits at APV. CER movements by business group are tabulated overleaf:

For the year ended 31 March	2005 OPBIT[3] £m	2005 Exchange £m	2005 Adjusted base[1] £m	Change at CER £m	2006 OPBIT £m	% change[2]
Controls	85	3	88	(24)	64	(28)
Process Systems	43	1	44	37	81	85
Rail Systems	61	1	62	3	65	5
APV	5	1	6	(6)	–	(100)
Eurotherm	17	1	18	(2)	16	~~(10)~~ (8)
Corporate	(46)	–	(46)	11	(35)	23
Continuing operations	**165**	**7**	**172**	**19**	**191**	**11**

1 2005 Adjusted base reflects OPBIT for 2005 at 2006 exchange rates.
2 % Change is measured as the ~~2005/2006~~ Change at CER as a percentage of the 2005 Adjusted base and is calculated based on underlying amounts in £'000s.
3 OPBIT means operating profit before exceptional items.

Exceptional items

Exceptional items for continuing operations in the ~~financial~~ year ended 31 March 2006 totalled £60 million or 2.4% of revenue (2005: £189 million or 8.0% of revenue). This included restructuring costs of £41 million or 1.7% of revenue (2005: £50 million or 2.1% of revenue), which principally relate to employee severance. Property, plant and equipment impairments of £14 million (2005: £61 million) arose predominantly from restructuring activities in the Controls business. The loss attributable to sale of assets and operations amounted to £13 million (2005: £3 million), mostly due to the sale of a number of small operations and assets within Process Systems and Controls. In addition, £8 million (2005: £nil) of other operating exceptional items were reported including an £8 million credit relating to past service costs on the US Healthcare defined benefit scheme. A full analysis of 2004/05 exceptional items is given in note 3 to the Group financial statements.

Foreign exchange gains and losses

Foreign exchange losses in the ~~financial~~ year ended 31 March 2006 of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings held in companies whose functional currency is sterling.

Of the exchange losses, £23 million arose on US dollar borrowings.

The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring, as far as possible an economic hedge. This results in an unhedged position under IAS 21.

Net finance costs

Net finance costs reduced by £18 million to £119 million (2005: £137 million). The reduction in net charge compared to 2004/05 mostly reflects the reduction in borrowing attributable to proceeds from the disposals of Lambda and ABS EMEA. 2004/05 also included a £6 million write-off of facility costs on the redemption of the Term A1 Facility and Term A2 Facility. This reduction in finance costs together with improved operating profit led to an increase in net finance costs cover from 1.2 times to 1.6 times.

Taxation

The tax charge for the financial year ended 31 March 2006 was £12 million (2005: credit of £10 million) which comprises a charge for taxation on ordinary activities of £23 million (2005: £21 million) and a prior year net tax credit of £11 million (2005: credit of £31 million) relating to settlements reached with the tax authorities in a number of territories.

Profit from discontinued operations

Discontinued operations comprise ABS EMEA, Lambda, Baker and IBS; the sale of ABS EMEA, Lambda and Baker completed during the financial year ended 31 March 2006, on 29 July 2005, 30 September 2005 and 31 March 2006 respectively for an aggregate gross consideration of £212 million. The disposal of IBS is expected to complete by the end of July 2006. Profit after tax in 2005/06 from these discontinued operations was £60 million.

Profit/(loss) for the year

Profit for the ~~financial~~ year ended 31 March 2006 was £22 million (2005: loss of £106 million). Key influences were increased operating profit before exceptional items, reduced exceptional items and net finance costs, partly offset by foreign exchange losses and the lower prior year net tax credit.

Free cash flow

The financial year ended 31 March 2006 produced a free cash flow excluding legacy payments of £100 million (2005: £39 million). After payments totalling £175 million (2005: £181 million) in respect of legacy liabilities, total free cash outflow was £75 million (2005: outflow of £142 million). The improvement in free cash flow excluding legacy payments was influenced by higher operating profit, reduced net capital expenditure and lower restructuring spend. Net capital expenditure decreased to £64 million (2005: £74 million), mostly attributable to disposals in 2004/05 and 2005/06 which resulted in a saving of £8 million. Restructuring cash spend reduced in line with the Group's restructuring programme costs.

Pension liabilities

Actuarial assessments of pension assets and liabilities have been updated as at 31 March 2006, resulting in an actuarial loss of £88 million for the financial year ended 31 March 2006 (2005: loss of £50 million). Overall the pension liability of £489 million as at 31 March 2006 (2005: £574 million) has reduced by £85 million since 31 March 2005. Contributions to defined benefit schemes in the financial year ended 31 March 2006 totalled £181 million, of which £16 million was paid from disposal proceeds and £105 million was paid into the Invensys Pension Scheme (UK) following the conclusion of the triennial valuation. In addition, there were £9 million of payments to defined contribution schemes in the financial year ended 31 March 2006.

The Trustee of the Invensys Pension Scheme (UK) undertook a triennial valuation with effect from 30 September 2005, resulting in agreement of a definitive future funding plan for the scheme. In addition, amendments were made to the Trust Deed to permit the Trustee to invest in a broader range of assets, and to invest in order to meet a target rate of return rather than in specific asset classes. The Trustee has informed the Company that it intends to invest in order to meet a target rate of return of government bonds plus 1%. Following these changes, it was agreed that there was no longer a need to seek the Court's opinion on the investment powers contained in the Trust Deed.

Other legacy liabilities

During the financial year ended 31 March 2006, other legacy liabilities reduced by £47 million to £122 million. This reduction was due to cash settlements of £29 million on various litigation, environmental, tax and transition issues, along with an £8 million release of the taxation provision following some further settlements. In addition, £15 million of the taxation provision was attributable to businesses that were disposed in the year and the tax liability was disposed with those businesses.

Financial position at year end

Capital structure

The Group's capital structure is as follows:

As at 31 March	2006 £m	2005 £m
Capital employed	164	326
Cash and cash equivalents	450	638
Borrowings[1]	(1,207)	(1,440)
Net debt[1]	(757)	(802)
Total equity – deficit	(593)	(476)
Comprising:		
– Equity holders of parent	(659)	(609)
– Minority interest	66	133
	(593)	(476)

1 £5 million of borrowings are classified as held for sale in the consolidated balance sheet.

Total equity – deficit

The Company had an issued share capital of approximately 5,687 million ordinary shares of 1p as at 31 March 2006. As at 31 March 2006, Invensys had a significant deficit on distributable reserves and restrictions on payment of dividends under the terms of the High Yield Bonds.

Minority interests

Minority interests decreased from £133 million as at 31 March 2005 to £66 million as at 31 March 2006 reflecting mainly the minority interest associated with Lambda which was disposed of in September 2005.

Net debt

Net debt decreased from £802 million to £757 million during the financial year ended 31 March 2006, a £233 million reduction in gross debt being offset by a £188 million decrease in cash and cash equivalents. The principal components of the reduction in gross debt were repayments of Term B1/B2 Facilities and euro medium term note borrowings (£273 million and £24 million respectively) and the disposal of £14 million of debt with the Lambda business offset by an exchange movement of £79 million. Within cash and cash equivalents, free cash flow excluding legacy payments of £100 million, net cash divestment proceeds of £170 million and an exchange gain of £27 million were offset by debt repayments totalling £303 million and legacy payments of £175 million (including pension contributions of £146 million).

Capital employed

Capital employed reduced by £162 million in the financial year ended 31 March 2006 from £326 million as at 31 March 2005 to £164 million as at 31 March 2006. Divested businesses accounted for a reduction in capital employed of £184 million and working capital was reduced by £50 million. This was offset by a movement of around £70 million in the pension liability relating to continuing operations.

Treasury policy

The objective of the Group's treasury policy is to ensure that:

- adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of the Group's products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of the Group's contract businesses
- financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken

Group Treasury policy is to centralise its operations as far as possible except where key trading arrangements specific to any individual business are concerned. It does, however, strongly influence key policies such as currency transaction exposure management. It offers the following major services:

- Cash management and funding of all worldwide operations. This is offered as far as possible through automated cash management procedures
- Foreign exchange risk protection products
- Inter company settlement mechanism
- Bonding instrument issuance

The Group's policy in respect of the major areas of treasury management is set out below.

Interest rate risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account several factors including:

- the profitability of the Group in relation to the business cycle and the consequent level of interest rates in relation to that business cycle
- the absolute levels of interest rates
- the financial leverage of the Group

In addition the Group has undertaken under the current Senior Credit Facilities, to ensure various covenant ratios.

To implement this policy the Group uses fixed-rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2006, £911 million was in fixed rate form, representing 120% of net debt and 75% of gross debt (2005: £926 million, representing 115% of net debt and 64% of gross debt).

Currency risk

Translation exposure

In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly, a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling and the translation of non-sterling borrowing in those Group companies with a sterling functional currency, including the Company.

Gains and losses resulting from the translation of the net assets of foreign subsidiaries into sterling are recorded in reserves. Gains and losses resulting from the translation of non-sterling borrowings in those Group companies with a sterling functional currency are recorded in reserves to the extent that they match gains or losses on the translation of the net assets of foreign subsidiaries. Other gains and losses are recorded in the income statement.

The Group does not target a level of liabilities so that gains and losses are only recorded in reserves, but rather targets a level of net debt by currency according to the level of cash generation by the Group, together with some other measures. The relevant measures include:

- Assets to liabilities
- Earnings to liabilities
- Earnings to interest
- Liabilities by currency to total liabilities
- Interest by currency to total interest

The use of these measures helps to minimise the risk of breach of any financial covenant by reason of the movement in interest rates or exchange rates alone.

The Group adjusts the level of currency liabilities by using forward foreign exchange contracts.

Transaction exposure

Currency transaction exposure arises where actual revenue and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of revenue and purchases will usually be in the local markets and in functional currency. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures. The Group is also subject to risk in bids where an exchange rate assumed in making such a bid to a customer can lead to a change in margin should a bid be successful and lead to a contract. This risk is also required to be hedged for all but very small bids.

In addition some of the Group's businesses have a regular flow of business in a non-functional currency and hedge an agreed portion of that cash flow over a period of time, which is not usually longer than one year.

The Group uses predominantly forward currency contracts and occasionally currency options to manage transaction exposure.

Counterparty risk

The Group monitors the identity of the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution. In many countries only the very highest rated local counterparties are used to deposit funds.

Deposits

Surplus funds are placed for short periods with highly-rated institutions in investments that are readily realisable.

Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives

Derivatives are used only to manage the risks described above and never for speculative purposes. Full and further detail is provided in Note 22 to the Group financial statements.

Security

Security over assets is given to lenders where this creates a cost advantage to the Group. The current Senior Credit Facilities and second lien credit facilities enjoy security over real assets, plant and machinery, working capital, cash and share certificates of subsidiaries.

Sources of funding

Sources of funding are diversified as much as possible. Indeed in the 2004 refinancing, several different markets were tapped at the same time. In reviewing all opportunities for future borrowing, many markets are reviewed so that future refinancing risk is reduced by making many markets familiar with the name of Invensys so that the Group is then able to tap those markets. No markets were tapped in the financial year ended 31 March 2006.

Length of funding

To the extent that there is real choice available in terms of maturity of debt, as a general rule longer maturities are preferred to shorter maturities as long as this does not result in an excessive cost premium to shorter maturities. Non-call periods are minimised as far as possible so that the Group has flexibility to refinance its debt at any time. No change to length of funding has occurred in the financial year ended 31 March 2006.

Controls

Controls will continue to focus on the stabilisation of its business.



Chan Galbato
President,
Controls


a
b
c
d
e
f

Revenue by sector

- a Appliance 47%
- b Residential property 17%
- c Discrete manufacturing 13%
- d Commercial property 9%
- e General industries 9%
- f Utilities & power 5%


a
b
c
d
e
f

Revenue by geography (destination)

- a United Kingdom 12%
- b Europe 24%
- c North America 50%
- d South America 6%
- e Asia Pacific 7%
- f Africa & Middle East 1%

	2006	2005	% Change at CER	% Total change
Orders (£m)	**797**	797	(3)%	–
Revenue (£m)	**788**	810	(6)%	(3)%
Operating profit (£m)	**64**	85	(28)%	(25)%
Operating margin (%)	**8.1**	10.5		
Operating cashflow (£m)	**48**	69		(30)%
Employees (numbers)	**13,921**	14,534		(4)%

Markets

Controls operates globally in the appliance and climate markets. Controls' main appliance markets in Europe and North America have shown modest overall growth in the financial year ended 31 March 2006 but its main customers, western appliance manufacturers, have been experiencing increasing competitive pressures as Korean and other Asian manufacturers seek to increase their market share. The global climate markets have also delivered modest growth buoyed by high levels of new residential construction across the world.

Developments

Controls has suffered significant market and operational issues that have adversely affected its financial performance since its creation through the merger of the Climate and Appliance business groups in October 2004. In October 2005, Chan Galbato joined as President from Home Depot; prior to Home Depot, he gained considerable experience in achieving turnarounds in industrial and manufacturing operations. Under his leadership, Controls is implementing a broad range of actions to improve its manufacturing quality and efficiency and counter the pricing pressures it is experiencing in some of its markets, particularly in the North American and European appliance markets. He is also strengthening his leadership team through the recruitment of several senior managers and engineers to increase execution capabilities.

In manufacturing, some of Controls' larger plants have experienced poor product quality and delivery performance, as evidenced by the two major gas valve recalls since August 2004, and by low levels of on-time delivery to customers. At the same time, it has a larger than optimal cost base compared with many of its competitors as it has been slow to move production capacity to low-cost countries. These quality and on-time delivery issues have also restricted its ability to achieve price rises in several of its relatively buoyant markets. Its plans include investing in reorganising and improving the manufacturing cells within these larger plants, seeking cost efficiencies through its new supply chain management team and addressing its inventory management to ensure the availability of product to improve significantly its on-time delivery to customers. While these quality and delivery issues are being addressed, the rate of transfer of manufacturing capacity to low-cost jurisdictions has been slowed down so that such transfers can take place from a stable foundation.

In the appliance market, many of Controls' existing customers are under pricing pressure as Korean and other Asian manufacturers work to build market share. This pricing pressure is being passed on to Controls and other suppliers in the industry. In addition, it is also experiencing growing competition at the lower end of its product range from competitors in lower cost countries. In the short term, Controls is negotiating volume increases to counter the requested reductions in selling prices and is introducing new and more cost competitive products that help its customers address their cost issues. In the medium term, Controls intends to build market share with Asia-based manufacturers, particularly when they commence manufacture outside their home markets.

Performance

In the financial year ended 31 March 2006 orders were £797 million, down 3% at CER from the prior year mainly due to the disposal of some smaller building services businesses and the previously announced cessation of a major contract at IMServ. Within its main climate and appliance markets, the decline experienced in the first half of the financial year ended 31 March 2006, due mainly to pricing pressure in Europe and North America and volume declines within the Asian reversing valve business, stabilised as the year progressed and showed a slight increase at CER in the second half.

Revenue followed similar trends and was down 6% at CER at £788 million for the financial year ended 31 March 2006 but, with order intake, the performance improved slightly as the year progressed.

Operating profit fell to £64 million for the financial year ended 31 March 2006 from £85 million in the prior year, a decline of 28% at CER, and operating margin was 8.1% compared with 10.5% last year. As well as the gearing effect of the reduced revenue, operating profit was affected by the inability to pass on to customers, due to pricing pressures, some of the raw material cost increases and the additional overhead costs associated with the performance improvement programme. Operating cash flow for the year ended 31 March 2006 was reduced to £48 million, in line with the fall in operating profit.

The business continues to expect that the costs of the two product recalls announced in August 2004 and August 2005 will be contained within the £30 million provision made in the financial year ended 31 March 2005.

During the financial year ending 31 March 2007, Controls will continue to focus on the stabilisation of its business and on implementing further elements of its restructuring programme.

Controls **Firex®/Monox®**

Invensys Controls offers a full range of Firex smoke, fire and carbon monoxide alarms for every room in the home. Our Monox carbon monoxide (CO) alarms now feature superior carbon monoxide sensing technology.



1

Providing the highest level of assurance and warning
Invensys Controls has launched a new self-test feature on its Firex and Monox carbon monoxide alarms. This provides greater assurance that the sensor is working to detect the invisible gas.

Our new alarms automatically test themselves to verify that the sensor is working and also provide a warning when the sensor is nearing the end of its service life. This additional testing feature is important: other carbon monoxide alarms on the market test the detector electronics, not the sensor.

2

A new build house would feature a range of mains powered alarms
Bedrooms would typically have an AC/DC ionization smoke alarm and living rooms an AC/DC ionization smoke/ carbon monoxide alarm with Monox technology.

Hallways, landings and fitted out basements or cellars would use a similar alarm, while kitchen areas would use an AC/DC photoelectric smoke or heat alarm.

Stairwells would normally have a 12000 – AC/DC ionization smoke/carbon monoxide alarm or a 4618/5000 – AC/DC ionization smoke alarm.

3

Retrofitting alarms to existing houses usually involves battery powered units
For bedrooms and living rooms there is the 4021 battery-operated dual sensor ionization/ photoelectric smoke alarm.

Hallways, stairs and basements use the 12200 family of products – battery-operated ionization smoke/ carbon monoxide alarms with Monox technology – or the 4009 battery-operated ionization smoke alarm with a built in light.

Battery-operated photoelectric smoke alarms can be fitted near kitchens.

Only Monox offers triple protection
In the US and Canada, our Firex and Monox alarms, both mains and battery powered, offer the highest level of self-diagnostics: sensor test, automatic self-test and true end-of-life replacement alert.

The True-Test™ sensor is offered on the 10000 series CO alarms and the 12000 series combination smoke and CO alarms.

Process Systems

Process Systems produced a strong performance in the financial year.



Michael Caliel
President,
Process Systems



a
b
c
d
e
f

Revenue by sector

- a Oil & gas upstream 33%
- b General industries 19%
- c Utilities & power 15%
- d Petrochemicals 14%
- e Oil & gas downstream 7%
- f Other 12%



a
b
c
d
e
f

Revenue by geography (destination)

- a United Kingdom 4%
- b Europe 28%
- c North America 38%
- d South America 6%
- e Asia Pacific 16%
- f Africa & Middle East 8%

	2006	2005	% Change at CER	% Total change
Orders (£m)	**798**	675	14%	18%
Revenue (£m)	**725**	655	7%	11%
Operating profit (£m)	**81**	43	85%	88%
Operating margin (%)	**11.2**	6.6		
Operating cashflow (£m)	**79**	51		55%
Employees (numbers)	**6,853**	6,669		3%

Markets

Process Systems operates mainly in the oil and gas, utilities and power, petrochemicals and general industries markets. The oil and gas, both upstream and downstream, and petrochemicals markets are buoyed by high crude oil prices and have seen significant growth due to the need of customers to increase capacity to meet rising global demand and to increase the efficiency of existing refinery plants, particularly in Western Europe and North America, where greenfield construction is limited by planning and environmental constraints.

The utilities and power generation markets are also growing due to the expansion of capacity, particularly in Asia, and the need for customers to increase output from existing plants elsewhere.

Developments

During the two financial years ended 31 March 2006, Process Systems underwent significant restructuring across all aspects of its business, in particular the strengthening of its leadership team, the reorganisation of the way it interfaces with its major customers, the enhancement of its technology portfolio and the reduction in the complexity of its overhead structure. These actions have restored its position as a leader in the global market for process automation. Since 31 March 2006, it has improved its technology offering by the launch of InFusion, a new enterprise control system that combines capabilities from across Invensys with advanced enterprise information and integration technologies from both Microsoft and SAP to significantly reduce integration costs. InFusion is expected to become a high-growth product offering.

With the completion of the restructuring, Process Systems is now embarking upon achieving an increase in market share through growth in orders and revenue. In particular, it has already achieved significant success in increasing the amount of business that it does with its seven global key accounts, whose endorsement of its technology provides confidence that Process Systems has the capability to achieve this market share growth.

Performance

Process Systems produced a strong performance in the financial year ended 31 March 2006 with significant increases in orders, revenue and operating profit, demonstrating the strength of many of its markets and the benefits of its restructuring over the past two years.

Order intake was up 14% at CER at £798 million for the financial year ended 31 March 2006, with momentum building as the year progressed with a 20% increase at CER in the final quarter. Orders from its seven global key accounts, which accounted for 34% of total Process Systems orders, rose by 27% in the financial year ended 31 March 2006. This improvement was wide-ranging and occurred across all its major business sectors and geographies, with particular success in the oil and gas markets in the Middle East and North America and the power generation market in Asia Pacific.

Revenue improved by 7% at CER to £725 million for the financial year ended 31 March 2006 as the recent improvement in order intake began to be reflected in revenue. Operating profit nearly doubled over the prior year largely due to the gearing effect of the increase in revenue. Operating margin improved significantly to 11.2% for the financial year ended 31 March 2006 compared with 6.6% in the previous year. The improved operating performance led to a 55% increase in operating cash flow to £79 million.

Process Systems expects its major markets, particularly the oil, gas and power generation sectors, to remain buoyant for the financial year ending 31 March 2007.

Process Systems **InFusion**

The InFusion Enterprise Control System (ECS) unifies all plant floor systems with business information systems to help companies manage their industrial assets for maximum business value.

1

A new approach to operating excellence
Process Systems is one of an elite group of automation and control businesses which provide the engineering and automation infrastructure that powers global manufacturing. Over 100,000 plants in process industries use our hardware and software.

Typically, current production and manufacturing operations have 'islands of information'. Now, for the first time in 25 years, InFusion offers a step change in the integration of plant and production information with business and management information systems, including real-time financials.

2

Full and open communication
InFusion ECS offers full interoperability on the plant floor through a variety of low-cost software interfaces with all proprietary systems.

Open communication is ensured because InFusion also supports all the latest open software standards and supplier standards such as SAP's NetWeaver and Microsoft's BizTalk Server 2004.

By incorporating these standards into InFusion, the cost and effort of driving business solutions throughout any enterprise is minimised.

3

Building on our existing technologies
Foxboro's I/A Series® process control systems lie at the heart of InFusion. Wonderware's integration technologies enable connectivity from the plant floor up to business systems. Leveraging Invensys' position as Microsoft's largest customer in the industrial automation market, our ArchestrA® architecture, in effect, builds an industrial system with Microsoft at the base.

Triconex™ gives the InFusion ECS high reliability with top-to-bottom fault tolerance ensuring 99.999% availability. Avantis® provides the Enterprise Asset Management systems. And SimSci-Esscor™ gives InFusion dynamic simulation and modeling capabilities.

Asset Performance Management
InFusion is based on the principles of Asset Performance Management. This is a holistic approach combining a full understanding of plant equipment and processes, and their actual value to the firm at any given time, with the objectives and strategies of the business. This increases the economic value of a plant by improving the return on production assets.

Rail Systems

An improved order position is gradually being reflected in revenue for Rail Systems.



Nigel Smith
President,
Rail Systems


e
d
a
c
b

Revenue by sector

a Mainline 39%
b Mass transit 24%
c Logistics 15%
d Product 20%
e Other 2%


d
a
c
b

Revenue by geography (destination)

a United Kingdom 36%
b Europe 22%
c North America 33%
d Asia Pacific 9%

Markets

The market for rail signalling and other systems, in which Rail Systems operates, is expected to show sustained growth as many countries are increasing their investment in transport infrastructure, in particular mainline and mass transit railways.

In the United Kingdom Network Rail, which owns and operates most of the rail infrastructure, is significantly increasing its investment in improving the train network and has forecast that its spending on signalling renewals will increase from £272 million in the financial year ended 31 March 2006 to £568 million in the financial year ended 31 March 2009.

In North America, Rail Systems' main market for rail crossings, federal funding has increased following the signing of the US Transportation Bill.

	2006	2005	% Change at CER	% Total change
Orders (£m)	**504**	454	9%	11%
Revenue (£m)	**438**	412	5%	6%
Operating profit (£m)	**65**	61	5%	7%
Operating margin (%)	**14.8**	14.8		
Operating cashflow (£m)	**92**	57		61%
Employees (numbers)	**2,909**	2,939		(1)%

Expenditure in the Iberian market is expected to remain strong with continued investment in the High Speed Line network, mass transit and the new European Community signalling technology standard 'ERTMS'. In export markets, Rail Systems is exploring new opportunities in Eastern Europe, Latin America, the Far East and Scandinavia.

Developments

In the UK mainline business, Rail Systems' main customer, Network Rail, has continued its reorganisation designed to reduce the cost of signalling, implementing long-term supply contracts and transferring more project execution risk to suppliers. As a result of this process, the level of order flow from Network Rail continued to be slower than normal in the first half of the financial year ended 31 March 2006, but has since returned to more normal levels and is expected to increase further with Rail Systems confident of retaining its market position.

The 14-year £960 million Public Private Partnership (PPP) contracts to install new signalling and train control systems for approximately two thirds of the London Underground, which were awarded in 2003, are proceeding slightly slower than anticipated, but the pace of work is expected to accelerate during the second half of the financial year ending 31 March 2007.

In Iberia, Rail Systems has continued its success in gaining orders for signalling in the new High Speed Line network under construction with its participation in the winning consortium in April 2006 for the line between Madrid and Segovia.

In the US rail crossings market order levels in recent years have been reduced due to the delays in signing of the Transportation Bill, which provides funding for rail crossing safety renewals. However, following signing of the Bill in August 2005, the level of orders is showing signs of returning to more normal levels and should increase further as the additional federal funding reaches business customers.

In addition, Rail Systems, building upon its success in the Chinese mass transit market, is targetting a number of attractive opportunities in the Far East and Latin America and is carrying out market studies in the new member states of the EU and in other emerging markets.

Performance

The pace of order intake accelerated during the second half of 2006 as Network Rail progressed towards the end of its procurement changes and the slowdown of orders for rail crossings in the US was reversed, offset in part by a reduction in orders in Iberia following a strong performance in the financial year ended 31 March 2005. Orders in the financial year ended 31 March 2006 were £504 million, an increase of 9% at CER.

The improved order position is gradually being reflected in revenue, which grew by 5% at CER in the financial year ended 31 March 2006 to £438 million, with increased levels of activity on the PPP contracts for the London Underground and good performances in North America.

Operating profit increased by 5% at CER to £65 million in the financial year ended 31 March 2006, producing an operating margin of 14.8%, the same as the previous year. Operating cash flow was up 61% at £92 million in the financial year ended 31 March 2006 due to improved cash management, particularly on long-term contracts.

Rail Systems **FUTUR® 3000**

Invensys Rail Systems continues to win contracts from the Spanish Government to provide railway signalling technology, trackside route protection and control centre enhancements on its high speed rail network.



FUTUR 3000 is our automatic train protection system for the future

The European Rail Traffic Management System (ERTMS) is the EU technology standard for increased safety, efficiency and interoperability across the European rail network. Developed over the last four years as a collaboration between our research centres in Spain and the UK, the FUTUR system confirms our reputation for innovation and will provide a platform for continued growth in future years.

PICTURE

1

Interlocking
This is a trackside computer system that uses train location information to control the signal lights and the points, in order to ensure a safe route for the train.

Radio Block Centre
In ERTMS the radio block centre takes information from the interlocking and calculates a safe distance for the train to proceed (known as a limit of movement authority). This movement authority is then transferred to the train's onboard ERTMS computer.

2

Onboard ERTMS computer
(top left) This is the main signalling computer on the train. It executes the safety logic, processing movement authorities received by the train, and guarantees extremely high levels of safety. It manages external communications via radio signals and/or balises.

Train Interface Unit/Balise Transmission Module
The TIU manages communications with the train gathering information on speed and connecting to the brakes. The BTM interfaces to the balises (track devices) via an antenna system fitted underneath the train. The BTM turns the analogue signals into digital information for the onboard computer.

3

Specific Transmission Module
(bottom right) This enables an interface to non-ERTMS trackside signalling equipment, typically different in each country. This module performs a backwards compatibility function and enables trains to run on parts of the network equipped with older systems.

Driver Machine Interface
(bottom left) The DMI is the touch screen by which the onboard computer communicates with the driver. It provides information regarding current speed, current permissible speed and distance until braking and stopping are required.

4

Balise
(track device) This is a passive radio signal transmitter that is used to calibrate the train location and transmit track information to the train's onboard BTM. The short-range signal is read by a system fitted to the underneath of the train.

Control centre
Controllers manage routes to the timetable on the basis of real-time information on the position and status of trains on the railway. Safety is however still managed by the trackside and train-borne equipment to eliminate the risk of human error.

APV

Further action is now being taken to generate a more stable and profitable financial performance.



Brian McCluskie
President, APV



a
b
c
d
e
f

Revenue by sector

a Food, beverage & dairy 74%
b General industries 12%
c Utilities & power 7%
d Oil & gas – upstream 4%
e Pharmaceuticals 2%
f Other 1%



a
b
c
d
e
f

Revenue by geography (destination)

a United Kingdom 3%
b Europe 46%
c North America 13%
d South America 5%
e Asia Pacific 24%
f Africa & Middle East 9%

	2006	2005	% Change at CER	% Total change
Orders (£m)	**419**	390	5%	7%
Revenue (£m)	**388**	360	5%	8%
Operating profit (£m)	**–**	5	(100)%	(100)%
Operating margin (%)	**–**	1.4		
Operating cashflow (£m)	**6**	(16)		138%
Employees (numbers)	**2,760**	2,606		6%

Markets

The markets in which APV operates are generally expected to increase in line with the gross domestic products of the relevant economies. Although APV is experiencing good growth in the market for industrial heat exchangers, particularly for water desalination plants in the Middle East, the opportunities are tempered by a shortage of titanium, an important raw material for industrial heat exchangers.

Developments

APV has undergone a radical restructuring during the two financial years ended 31 March 2006 to address its financial and operational underperformance. Although operations are now at break-even, further action is now being taken to generate a more stable and profitable financial performance.

In order to improve the poor financial performance of its project business, the business has instituted new procedures to reduce the risk on projects that it undertakes; it is also moving from bespoke solutions to more standardised installations. This has resulted in a lower level of project orders, and now steps are being taken to reduce the level of overheads in the project business to reflect this change. Sales and marketing efforts have been refocused upon products, spares and services ('PSS'), addressing APV's large installed base; good progress has been made and PSS now represents over half of APV's revenue.

Performance

Order intake in the financial year ended 31 March 2006 rose 5% at CER to £419 million due mainly to a significant increase in orders for large industrial heat exchangers. Project orders declined as the business implemented its revised procedures designed to reduce the risk on new projects.

Revenue rose by 5% at CER to £388 million in the financial year ended 31 March 2006. Project sales showed a small increase with a strong performance in Europe offset by weaker revenue in Asia and North America. PSS revenue increased, reflecting the growth in the market for large industrial heat exchangers and the efforts to increase the servicing and spares market within its installed base.

Operating profit was at break-even in the financial year ended 31 March 2006 compared with a profit of £5 million in 2005. This was due mainly to losses incurred in the project business caused by a number of factors including the slower than expected reduction in overheads, cost overruns on some current contracts and warranty costs associated with some older, completed contracts. Operating cash inflow was £6 million for the financial year ended 31 March 2006, compared with an outflow of £16 million in the previous year.

APV LeanCreme™

APV continues to pioneer the development and commercial launch of new process technology in the dairy and food industries.

PICTURE

1

The LeanCreme process
The APV LeanCreme process is a complete solution for the manufacture of LeanCreme, a pure dairy ingredient based on whey from cheese production. The process consists of an ultrafiltration system and a microparticulation system based on a plate heat exchanger and a special designed scraped surface heat exchanger, the APV Shear Agglomerator, which offers excellent control of the particle size distribution.

Use of LeanCreme products results in production of added-value low-fat dairy and food products.

2

The cheese-making process
The illustration depicts a typical process line for Gouda, Tilsit or Swiss cheese. Curd is made at [4] before being moved on to distribution and pre-pressing at [5]. Cheese-making develops through the central process areas at [6] where there is further pressing. The moulds are stored before the finished cheese is produced.

The entire system is controlled remotely from process control at [7].

3

Five orders for commercial systems have been received and the first has been successfully commissioned
We expect the LeanCreme process to make a global impact as reduced-fat products are in higher demand than ever before.

In addition to low-fat cheese, the LeanCreme process can be used for production of fermented milk products and desserts, protein enriched milk drinks and yoghurt, dressings, sauces and mayonnaise, ice cream, chocolate and confectionery, bakery products and nutraceuticals.



The LeanCreme process enables the dairy and food industries to convert surplus cheese whey into a high-value protein agglomerate
This raw material can be used to produce low-fat products that look and taste like their higher-fat counterparts. The most exciting commercial application to date has been the production of low-fat cheeses with significantly enhanced colour and flavour compared to previous production techniques.

Eurotherm

Eurotherm is undergoing a major restructuring to address its cost base and to enable it to capture growth



Peter Tompkins
President,
Eurotherm



e
f
d
a
c
b

Revenue by sector

a General industries 42%
b Discrete manufacturing 24%
c Heat treatment 14%
d Other 10%
e Pharmaceuticals 6%
f Utilities & power 4%



f
a
e
d
c
b

Revenue by geography (destination)

a United Kingdom 12%
b Europe 43%
c North America 20%
d South America 2%
e Asia Pacific 21%
f Africa & Middle East 2%

	2006	2005	% change at CER	% total change
Orders (£m)	**119**	122	(5)%	(2)%
Revenue (£m)	**118**	122	(5)%	(3)%
Operating profit (£m)	**16**	17	(8)%	(6)%
Operating margin (%)	**13.6**	13.9		
Operating cashflow (£m)	**15**	17		(12)%
Employees (numbers)	**1,126**	1,191		(5)%

Markets

In Eurotherm's traditional markets in Europe and North America, the level of construction of new manufacturing plants is not expected to experience much, if any, growth due to the transfer of production to low-cost countries. Certain industries such as plastics are being affected by high feedstock (input) prices and are hence declining. Growth in the Asian market and China in particular is expected to be significant for the foreseeable future.

Developments

Eurotherm is undergoing a major restructuring to address its cost base in its mature markets in Europe and North America and to enable it to capture growth in Asia.

The business is in consultations with employee representatives within its manufacturing plants in the UK, France and Italy on proposals to outsource significant amounts of its component manufacturing and to establish a large manufacturing base in Poland. These proposals are expected to improve Eurotherm's competitive position by significantly reducing its manufacturing costs.

In order to capture the strong growth in capacity within Asian markets, Eurotherm is constructing a facility in Shanghai, China. This is due to begin production towards the end of the first half of the financial year ending 31 March 2007.

Eurotherm is also refocusing its sales and marketing efforts to concentrate efforts into growth market sectors (including Asia), especially heat treatment, life sciences, glass and power. In November 2005, the majority of Eurotherm's distribution agreement with its former Drives business was terminated, which is expected to result in a reduction in revenue of approximately £10 million per annum. Actions are being investigated to mitigate the loss of this contract.

Performance

Eurotherm's performance was affected by weaknesses in some of its markets, particularly in the European plastics industry, which has been affected by high feedstock prices, and by the termination of the majority of the distribution agreement with its former Drives business. As a result, orders and revenue in the financial year ended 31 March 2006 were both 5% lower at CER than the prior year, although there were some positive signs in the fourth quarter of the financial year ended 31 March 2006.

Operating profit reduced by 8% at CER to £16 million in the financial year ended 31 March 2006 due to the gearing effect of the reduced revenue but, through control of overhead expenditure, operating margin held up at 13.6%, similar to the prior year. Operating cash flow was £15 million for the financial year ended 31 March 2006 compared with £17 million in the prior year.

Eurotherm Distributed Control Systems

Eurotherm Distributed Control Systems are helping China to boost power station performance by replacing ageing control systems with modern control and automation technologies.

1

Performance requirement
China is currently operating several hundred 125 and 200 MW thermoelectric units, many of which need updating.

The configuration of power plant control systems is complex, covering multiple parameters and process cycles.

A typical system will include a number of features such as a data adaptation system, a model control system, sequence control systems, furnace safety security systems and emergency turbine systems.

2

Central control room
This provides plant-wide central processing, a monitoring and display area, alarm report generation and automatic plant startup and shutdown. Operations include all safety monitoring and necessary interlocks for processes throughout the plant.

***Process control* throughout the power generation cycle**
The process starts with weighing coal deliveries, controlling the crushing operation, and the monitoring of coal delivery to the boiler. Boiler temperature and performance are controlled and monitored, before steam is delivered to the turbine. Turbine and generator operation is then controlled and monitored.

3

Completing the process
Our systems continue with the control of the delivery of the exhaust steam to the cooling towers for condensation to water and subsequent return to the boiler.

The process concludes with the control of the generators to deliver the *required electrical* output to transformers for step-up to transmission voltage and routing to the distribution grid.



At the heart of the system are the new T2550 Programmable Automation Controllers
The T2550 PAC provides an extremely cost-effective distributed control environment offering both I/O (input/output) and sequential control capability, with the option for redundancy.



stet

Risks and uncertainties

Invensys operates globally in varied markets and manages the risks inherent in its activities. Management uses a common model to identify and assess the impact of risks to their businesses. For each risk the likelihood and consequence are identified, management controls and frequency of monitoring are confirmed and results reported. Invensys seeks to mitigate exposure to all forms of risk, where practicable, and to transfer risk to insurers, where cost-effective.

These risks and uncertainties have been extracted from the prospectus for the proposed rights issue dated 25 May 2006.

The more significant risks and uncertainties faced by the Group, which could cause the Group's actual results to vary materially from historic and expected results are set out below.

The Group's substantial debt could adversely affect its ability to service its debt and other liabilities

The Group has a substantial amount of debt and similar liabilities, and a deficit on shareholders' equity. The Group's ability to comply with its financial covenants, to make scheduled payments or to refinance its debt and other obligations will depend on, among other things, its gearing, its operating performance and its liability management programme (particularly pensions), which, in turn, are subject to prevailing economic conditions and certain financial, competitive, regulatory, technical, business and other factors beyond its control. If the Group's cash flow and capital resources are insufficient to fund its debt service requirements, its liability management programme and its other obligations, the Group may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. There can be no assurance that the Group's operating performance, cash flow and capital resources will be sufficient to service the Group's debt and other liabilities in the future. In the event that the Group is required to dispose of material assets or operations or to restructure its debt or other obligations, there can be no assurance as to the terms of any such transaction, disposal or restructuring, how soon any such transaction could be completed or whether any such transaction or transactions would allow the Group to satisfy its obligations with respect to its debt and other liabilities.

The Group may be exposed to additional liabilities with respect to its UK and US pension plans

The interaction of, among other things, increased life expectancy, equity market performance and low interest rates over the past several years has had a significant negative impact on the funding levels of the Group's pension plans including the Group's plans in both the UK and the US. This has materially and adversely affected the pension plan funding obligations of the Group. These developments have been exacerbated by the Group's very high proportion of pensioners relative to its active workforce. With respect to both the Group pension plans for its UK operations (the 'UK Plan') and for its US operations (the 'US Plan'), any decline in the equity market, improvements in life expectancy, changes in expected morbidity rates or future decreases in interest rates could increase the funding deficit and require additional funding contributions in excess of those currently expected. An increase in required funding contributions could have a material adverse effect on the Group's business, financial condition and results of operations.

subheading

United Kingdom In the UK, although the proportion of the assets of the UK Plan invested in equities has been reduced, and further diversification is expected to be undertaken by the trustee of the plan (the 'Trustee'), a proportion of the UK Plan's assets must be invested in assets other than fixed interest securities if the UK Plan is to meet the investment returns required for the UK Plan to become fully funded. A level of investment in equities will remain and the UK Plan therefore remains subject to the risk of declines in equity markets. Equally, as the UK Plan investments become diversified, the UK Plan will inevitably become subject to the risk of decline in a wider range of assets, notwithstanding that each new asset class will represent a smaller proportion of the funds assets than equities do at present.

On 28 March 2006, the Company and the Trustee entered into a funding plan for the UK Plan, based on the triennial actuarial valuation of the UK Plan undertaken with a reference date of 30 September 2005, which indicated a funding deficit of £325 million on the reference date. The Trustee and the Company agreed a recovery plan to eliminate the deficit which involved a payment of £105 million made on 29 March 2006, payments of £20 million in each of the years ending 31 March 2007 and 31 March 2008, and payments of £35 million per annum thereafter (adjusted for inflation) until the deficit is eliminated (anticipated to be in September 2014). The Company has also agreed to pay the annual employer service cost for the UK Plan which in the financial year ending 31 March 2007 is expected to be £16 million. In addition, the Company will make additional payments to the UK Plan out of the proceeds of disposals. Except where the UK regulatory regime requires a higher sum to be paid, the Company will contribute 8% of the proceeds of business disposals (net of tax and costs) subject to a de minimis proceeds level of £1 million. The UK Pensions Regulator may review the funding plan, and, if it is not satisfied that it will eliminate the funding deficit in a short enough period of time, may put pressure on the Trustee to seek to revise it.

The funding plan is subject to revision after the next valuation to be undertaken by the Trustee, which must have a reference date no later than 30 September 2008 (although the Trustee is free to call for a further valuation on any earlier date it sees fit). If the funding deficit of the UK Plan revealed by such valuation (the 'revised deficit') is such that the contributions agreed under the current recovery plan will not clear the revised deficit, the Trustee may seek increased contributions from the Company. Such increased contributions would need to be agreed by the Company, but if no agreement is reached, the UK Pensions Regulator has statutory power to fix the contribution rate. Such a position could arise if the funds investments do not produce the rate of return targeted by the Trustee, if the scheme liabilities are increased by further falls in interest rates, if there are further improvements in life expectancy assumptions which have to be brought into account in the scheme valuation, or other changes in the valuation assumptions which cause liabilities to increase. The Company cannot rule out the possibility that the assumptions used in the valuation as at 30 September 2005 may change in the future causing liabilities to increase.

The trust deed of the UK Plan does not contain a unilateral power for the Trustee of the UK Plan to wind up the UK Plan. However the Trustee may make an application to the UK Pensions Regulator for an order to wind up the UK Plan. A winding-up order can only be made if the UK Pensions Regulator is satisfied that both the winding up of the UK Plan is necessary to protect the interests of the members of the UK Plan and that it is reasonable to make such an order.

If the UK Plan were to be wound up, the relevant employers would be responsible, under section 75 of the Pensions Act 1995, to fund the UK Plan up to the level of the cost of buying out the benefits for all scheme members with an insurer. This cost would be considerably more than the value placed on the liabilities while the scheme is ongoing. The deficit in the UK Plan calculated on a winding-up basis was approximately £1.8 billion as at 30 September 2005. If triggered, such a liability would have a material adverse effect on the Group's business, financial condition and results of operations and could result in the insolvency of the Company and most of its material UK subsidiaries.

Funding obligations (on a share of the buy-out basis) can also arise under section 75 of the Pensions Act 1995 if an employer ceases to participate in the UK Plan (e.g. on a sale). Such section 75 debt would be by reference to the relevant employing company's share of the total buy-out debt (the total buy-out debt being equivalent to the funding deficit calculated on a winding-up basis). In certain limited circumstances the Trustee of the UK Plan and the UK Pensions Regulator may agree to a reduction in the amount of this debt. Such obligations, after any agreed reductions, may lead to contributions to the UK Plan on a disposal of a business being in excess of the 8% of disposal proceeds agreed with the Trustee in the recovery plan.

It is possible that such funding obligations could prevent Invensys entering into business disposals involving employers participating in the UK Plan if the amount of the funding obligation arising under section 75 made such a disposal uneconomic and the Trustee of the UK Plan and/or the UK Pensions Regulator were unwilling to agree to a reduction in the debt to a point where a disposal became viable.

The UK Pensions Regulator also has statutory powers in some circumstances to require persons connected or associated with an employer (such as other companies within the Group) to contribute to underfunding in a UK pension scheme such as the UK Plan.

United States The interests of the participants in the US Plan are under the oversight of the Pension Benefit Guaranty Corporation (the 'PBGC') which is empowered to seek a court order to terminate the US Plan if, among other things, the PBGC demonstrates that required minimum funding contributions under the US Plan have not been made or "the possible long-run loss" of the PBGC with respect to the US Plan "may reasonably be expected to increase unreasonably if the plan is not terminated". If a court were to determine that the US Plan failed to satisfy either of the foregoing tests, it could terminate the US Plan. As a result, the Company and each of its subsidiaries in which it holds at least 80% of the voting power or equity (the 'ERISA controlled group') would be jointly and severally liable for the full amount of the underfunded liability under the US Plan, which was approximately $500 million as at 31 December 2005. If such underfunded amount were not paid to the PBGC upon its demand, the PBGC would be granted an automatic lien securing the underfunded amount, subject to a maximum amount of 30% of the net worth of all members of the ERISA controlled group.

On 25 February 2004, the Company entered into an agreement with the PBGC providing that the PBGC would forebear from instituting proceedings to terminate the US Plan in advance of or as a result of the 2004 refinancing or any sale of a business. In consideration for the PBGC's forbearance agreement, the Company agreed to accelerate contributions to the US Plan in order to maintain an agreed level of funding of the US Plan for a period not to exceed five years or until an agreed maximum level of funding of the US Plan is attained, if sooner. Pursuant to the agreement, the Company contributed $150 million over the three-month period following consummation of the 2004 refinancing, and has contributed over $45 million out of the proceeds of the disposals of the Powerware, Hansen, ABS EMEA and Lambda businesses and other smaller disposals. The Company is obligated to contribute, as additional contributions, 4% of net proceeds from any future disposals during the term of the agreement plus such additional amount (in excess of the minimum funding requirements under ERISA), if any, required to maintain the agreed level of funding. Under the agreement with the PBGC, "such additional amounts" are due by 31 March following the end of the plan year. The PBGC's forbearance agreement will terminate under certain circumstances including the Company's failure to make the required contributions or acceleration of any credit facility under the 2004 refinancing.

If the US Plan were to be involuntarily terminated by a court and the ERISA controlled group were to be required to fund the underfunded amount with respect to the US Plan or failing which, the PBGC were granted a lien over any assets of the members of the ERISA controlled group, this would have a material adverse effect on the Group's business, financial condition and results of operations.

The US legislature is currently considering proposals to procure the repayment of pension deficits over a set period, most likely seven years. Should this legislation be passed, Invensys would be required to increase its ongoing contributions to US pension plans to levels significantly higher than the regular contributions made in recent years.

The Group could be exposed to further deterioration in its financial results if the restructuring and turnaround initiatives of certain of the Group's significant businesses are not successful

In response to poor operating performance due to difficult external trading conditions for Controls, APV and Eurotherm and deficiencies in internal execution capabilities in APV and Controls, the Group has significant restructuring activities in process in these three businesses. These restructuring activities and turnaround initiatives involve the closure of a number of production facilities and changes in management and there is therefore a risk of disruption to the business through industrial action and, potentially, continuity and quality of products and services. In addition, there is a risk that the implementation of these activities may not be successful, resulting in loss of market share and a further deterioration in the Group's financial results.

The Group is subject to ongoing litigation and environmental liabilities

The Group currently has substantial liabilities in aggregate in relation to environmental claims, disputed taxes, costs associated with past disposals of businesses and ongoing litigation. Invensys is also subject, from time to time, to litigation in the ordinary course of business. Members of the Group are also defendants in a number of lawsuits in the United States and the UK in which the plaintiffs claim damages for personal injury arising from alleged exposure to asbestos and silica. The Group continues to tackle these liabilities and has made provision for them where appropriate but if the actual liabilities exceed these provisions it could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are subject to European, US and other laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection including hazardous waste disposal and public and worker health and safety. Breach of these laws could result in business interruption and/or the imposition of civil or criminal penalties which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites, including some sites no longer owned by the Group. Provision is made for the expected cost of remediation, based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

The amounts provided in the Group's accounts in respect of the above liabilities are based on current knowledge. All of the above liabilities are subject to a number of uncertainties, assumptions and contingencies. While the Group continually monitors these liabilities there can be no assurance that these liabilities will not be substantially higher or become payable sooner than currently anticipated or that any of the current reserves in the Group's accounts in respect of any such liabilities will be sufficient. If these liabilities were to be substantially higher than currently estimated or if currently unknown liabilities should arise, the resulting increase in the Group's liabilities could have a material adverse effect on the Group's business, financial condition and results of operations.

Operating in global markets subjects the Group to risks associated with changes in political and economic conditions and in applicable laws and regulations

Invensys derives a significant portion of its revenue from customers in Europe and North America and this latter market is particularly important to the Controls business. The Group operates in over 60 countries and is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates. In addition, the Group has no control over changes in inflation, interest rates, foreign currency exchange rates and controls, political and economic conditions, changes in laws and regulations or other factors affecting its businesses. Unexpected change in any of these variables could significantly impair the Group's performance, as could failure to comply with the relevant laws, regulations or standards, which could damage the reputation of the Group.

The Group faces intense competition that could reduce its margins and revenue growth

Invensys operates in highly competitive markets and the Group's products and services are characterised by continually evolving industry standards and rapidly changing technology driven by the demands of the Group's customers. The Group invests in research and development to sustain competitive advantage, and also works continually to ensure that its cost base is competitive. However, if the Group's businesses fail to keep pace with technological changes ~~in the industrial sector~~s and delivery and product requirements in the industrial sectors, the Group may fail, or experience delay, in introducing new or enhanced products. This may result in lower margins and loss of market share.

The expansion or opening of manufacturing and engineering facilities in jurisdictions with lower operating costs, including in Asia and other developing economies, may expose the Group to losses

In response to increased competition, especially from low-cost manufacturers in Asia, the Group intends to increase its operating efficiencies and decrease its operating costs by acquiring, opening or, in certain cases, expanding, manufacturing and engineering facilities in countries that have lower operating costs, including in Asia and other developing economies. In order to carry out the opening or expansion of facilities in lower-cost countries successfully, the Group will be required to commit resources to close down existing facilities, make personnel redundant and to purchase the appropriate property, plant and equipment at the new location. Transition issues may cause disruption to the businesses. In addition, the Group will be required to hire managers and technicians with industry knowledge, or, if managers or technicians are not available in the local market, commit resources to providing appropriate training for employees. There can be no assurance that any such move will result in lower costs or be successful or meet the pricing pressure coming from low cost manufacturers.

The Group's business could be harmed if it is unable to protect its intellectual property rights
The Group currently has limited protection for certain of its intellectual property, particularly in relation to the intellectual property of the Process Systems business. Certain of the Group's know-how, particularly in relation to applications or solutions products, are embedded in those products and as such it may be difficult to manage or protect such know-how. As a result, the Group may not be in a position to prevent third parties from replicating its products or the processes and know-how used to produce its products. In particular, the Group's intellectual property rights in the ArchestrA and InFusion products are important to the future prospects of the Group. If the Group's competitors succeed in reproducing its products at comparatively low costs, or in improving or exploiting its unprotected products, processes or know-how, this could have a material adverse effect on the Group's financial condition and results of operations. In addition, the Group may be unable to protect itself from infringement in jurisdictions in which it may be unable to obtain adequate intellectual property rights or is unable to enforce its intellectual property rights.

The Group may be subject to claims of infringement of third-party intellectual property rights
From time to time, third parties may assert against the Group or its customers alleged patent, copyright, trademark and other intellectual property rights to technologies that are important to its business. Any claims that the Group's products or processes infringe the intellectual property rights of others, regardless of the merit or resolution of such claims, could cause it to incur significant costs in responding to, defending and resolving such claims and may divert the efforts and attention of the Group's management and technical personnel away from its business. If any infringement or other intellectual property claim made against the Group by any third party is successful, or if the Group fails to develop non-infringing technology or license the rights to the technology on commercially reasonable terms, there may be a material adverse effect on the Group's business, financial condition and results of operations.

The Group is exposed to risks associated with the commercial failure of new products, projects and technologies
The Group develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk in terms of possible abortive expenditure, reputational risk, and potentially customer claims or onerous contracts. Such risks may have a material adverse effect on the Group's business, financial condition and results of operations.

Adverse currency fluctuations can negatively impact the Group's revenue and net income
The Group is exposed to two types of currency risk. There is 'translation risk' in that the Group's financial statements are stated in pounds sterling. Most of the Group's revenue and expenses are denominated in currencies other than pounds sterling, primarily the US dollar and euro. The revenue and expenses are translated into pounds sterling at the applicable exchange rates for inclusion in the Group's consolidated financial statements. The exchange rate between these currencies and pounds sterling can fluctuate substantially. Currency fluctuations could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are also subject to currency 'transaction risks' where revenue is denominated in a currency that is different from that in which the related manufacturing costs were incurred. If the currency in which the expenses are denominated increases in value relative to the currency in which revenue is denominated, the Group's operating margins decrease. In addition, the Group is impacted by currency transaction risk in relation to its debt.

The Group may be subject to liabilities as a result of past or future disposals
Over the past several years, the Group has made a number of significant disposals. In many cases, the Group has agreed to retain known or pre-sale liabilities or share the liabilities with the purchaser. However, the Group has retained both known and unknown liabilities of businesses disposed of in the past and the Group expects that it will retain liabilities in respect of any future dispositions, either contractually, through the provision of certain

indemnities and representations and warranties regarding the disposed businesses, or otherwise. Any such liabilities could result in a cash outflow from the Group and have a material adverse effect on the Group's business, financial condition and results of operations.

Undertaking large, long-term fixed price projects exposes the Group's business to risk of loss
A significant number of the Group's businesses involve long-term projects (some on fixed price basis), that can take many months or even years to complete. These projects may be subject to delays and cost overruns due to delays in equipment deliveries, engineering problems, work stoppages, unanticipated cost increases, shortages of materials or skilled labour or labour unrest or other unforeseen problems. Further, these projects may be particularly susceptible to cost overruns and delays due to the engineering and construction uncertainties inherent in the nature of the projects.

Any cost overruns or delays may require the Group, among other things, to seek to incur additional indebtedness to complete a particular project which could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, the Group operates, especially through its Rail Systems, Process Systems and APV businesses, within a competitive contracting environment that sells to governmental authorities and private sector contractors. Contracting conditions normally include provisions for liquidated damages for delay and railway disruption costs and in a limited number of cases may include unliquidated liability for consequential loss. Although liability is usually capped at a percentage of the total contract price, there are exceptions, including in Spain and Portugal (where the Rail Systems business has substantial operations), Asia, and in other jurisdictions where procurement laws applicable to public bodies could prohibit the exclusion or limitation of liabilities arising from breach of contract.

The Group may be subject to liability as a result of product liability claims
The Group has incurred and may continue to incur product liability claims. There can be no assurance that the Group will not face material product liability claims, warranty claims or product recalls and associated claims in the future particularly as some of the Group's products are safety critical. Any errors and defects in the Group's products, systems or applications could cause injury to persons or damage to property and equipment. These occurrences could result in claims, loss of revenue, warranty costs, costs and damages associated with product recalls, litigation, delay in market acceptance or harm to the Group's reputation for safety and quality. The Group may not be able to dispose of any such claims successfully or effect any product recalls without incurring significant costs, which in each case could have a material adverse effect on the Group's business, financial condition and results of operations.

Industry consolidation has resulted in fewer customers and certain of the Group's businesses are dependent on a small number of customers
A number of the industries in which the Group's customers operate have experienced consolidation particularly in the sectors served by Process Systems. This has affected many of the Group's customers and their relationships with the Group. For example, when a customer of one of the Group's competitors acquires one of the Group's customers, the Group has generally lost business. Additionally, customers' ability to exert pricing pressure on suppliers, including the Group, has increased as these customers have become larger and more concentrated. In addition, the Group's Rail Systems business and, with respect to its North American businesses, the Group's Controls business, depend on a limited number of large customers in the business areas in which they operate. Reliance on a limited number of customers may increase volatility for the Rail Systems and the Controls businesses if they are unable to retain these customers or the customers experience delays stemming from financial or operational difficulties, including industrial action. For example, recently it has been announced by the Transport Salaried Staff Association and the National Union of Rail, Maritime and Transport Workers that they intend to ballot their members for potential industrial action in regard to the Railways Pension Scheme.

The timing and frequency of substantial contract awards for the Group's Rail Systems business are unpredictable
The revenue of the Group's Rail Systems business depends on a small number of large customers, such as Network Rail and the public private partnership (PPP) consortia in the UK and other large rail and mass-transport operators in Europe, Asia Pacific and the US. New contract awards are generally associated with major transport infrastructure upgrades and as a result by their nature are large and infrequent. Funding for these new projects is frequently dependent on governmental investment decisions and these may be affected by changes in political and economic conditions. As a result the timing of contract awards is uncertain and delays in awards may result in volatility in the results of the Rail Systems business and have a material adverse effect on the Group's business, financial condition and results of operations.

The Group depends upon the ability of third parties to deliver parts, components, services and raw materials in a timely manner
The Group uses many different types of raw materials to produce its products. Key raw materials include the following:

- electronic components and equipment, including semiconductors;
- computer hardware and operating systems software;
- metals, including in particular titanium, in various forms; and
- machined parts, bearings, fasteners, stampings, fabrications, plastic resins and parts.

Each of the Group's businesses relies on third parties to supply it with raw materials, parts, components and services. Using third parties to manufacture, assemble and test its products reduces the Group's control over manufacturing yields, quality assurance, product delivery schedules and costs. The third parties that supply the Group with raw materials, parts and components also have other customers and may not have sufficient capacity to meet all customer needs during periods of increased demand. Although the Group works closely with its suppliers to avoid shortages, there can be no assurance that the Group will not encounter problems in the future or that it will be able to replace a supplier that is not able to meet the Group's demand. None of the Group's suppliers individually supplies it with a material portion of the raw materials, parts, components or services that the Group requires, and the supplier market for many of the businesses is fragmented. Any significant shortages and delays by suppliers could have a material adverse effect on the Group's business, financial condition and results of operations.

Periods of shortage, particularly of raw materials and semi-conductors, may be accompanied by rapid rises in prices and there can be no assurance that such cost increases can be wholly recovered from the Group's customers.

If the Group is unable to retain key personnel and hire additional personnel, it may not be able to effectively implement its business strategy and could experience delays in the development of, or increase difficulty in selling, its products and services
The Group is currently going through a period of significant change in its head office senior management team (including changes to the Board). In addition, there have been a number of changes to senior management positions in certain of the Group's businesses, and many of the appointees are new to the Group with limited knowledge of the organisation.

Invensys believes its future success will depend in part upon its ability to attract and retain highly skilled personnel. The Group has in the past experienced difficulty in hiring and retaining employees with appropriate qualifications. If the Group does not succeed in attracting and retaining skilled personnel, it may not be able to manage and grow its business as anticipated.

Corporate social responsibility

During the past year we have implemented a revised Code of Conduct and reduced accident rates, CO_2 emissions, waste production and water usage.

Invensys remains strongly committed to its corporate responsibilities in relation to the communities within which it operates and to the environmental consequences of its activities. We believe this commitment enhances the prospects of successfully achieving our business goals.

During the past year we have focused upon the Group-wide implementation of a revised Code of Conduct, including training; so far around 95% of employees have received either online or offline training. We have also set ourselves rigorous targets for employee safety and have achieved significant reductions in accident rates. Finally, we have also reduced the impact of our activities on the environment through reduced CO_2 emissions, waste production and water usage and are able to publish metrics for these for the first time.

Code of Conduct

The Invensys Code of Conduct is a key resource in our commitment to integrity; it has been communicated to every employee across the Group. Online interactive training is provided for all employees with internet access, and trainer-led sessions are being implemented for all other employees. Training began in September 2005 when the Code of Conduct was launched and around 95% of online and offline training has so far been completed. The Code of Conduct is part of a broader Compliance Programme, which is designed to ensure compliance with our legal obligations and to reduce legal risks.

Environment, health and safety (EHS)

Policy and organisation

In our continuing efforts to increase the pace of improvement in our EHS excellence, a new structure was announced in November 2005 and an EHS functional leader appointed for the Group in February 2006. The Group's EHS Policy has been updated to reflect these changes. The EHS function heads in each of our business groups now report on a dual basis both to the Presidents of their business groups and to the Group functional leader. In addition we have strengthened resources and expertise within the Controls business, which has the majority of our manufacturing sites, by appointing EHS managers for the Americas, EMEA and Asia Pacific. Together with a continuous review and improvement of talent at our sites, we believe the EHS organisation structure is well placed to provide the highest quality of service to each business and to help us achieve our goals.

Health and safety

Our primary goal remains to cause no harm to people. We are pleased to report good progress towards this goal with our accident frequency rates ahead of targets. For 2005/06, we had targeted a Lost Workday Case Incident Rate (LWCIR) per 100 employees of 0.6 and at the end of March 2006 the actual performance was 0.42 (30% better than target). For Total Recordable Cases Incident Rate (TRCIR) the target was 1.8 and actual achieved was 0.85 (53% better than target). The graph below sets out the moving annual totals for these two measures over the past two years.

Frequency (Moving Annual Total) – LWCIR and TRCIR



4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
Incidents per 100 employees
Apr 04
May 04
Jun 04
Jul 04
Aug 04
Sep 04
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
LWCIR
TRCIR

During the past year, no reports have been received of any fines or other actions from breaches of health and safety regulations.

Environment

Although our primary focus over the past year has been directed at reducing the number of injuries, we continue to monitor closely our environmental impact. Given our manufacturing history, our largest impact is from closed and sold operations and we continue to manage in a responsible manner those for which we remain liable. In addition, the Board receives a monthly report on any violations, citations or environmental releases. In the past year, there were minor violations reported at Pune, India and Rockford, Illinois. Neither of these resulted in any fine or penalty and the required corrective action has been taken. One environmental release was notified relating to an increase in existing soil and groundwater contamination at Chippenham, Wiltshire.

Using the Department for Environment, Food and Rural Affairs guidelines, we identified the following as Key Performance Indicators (KPIs) for our manufacturing facilities:

- Total CO_2 emissions (tonnes)
- Total water consumption (cubic metres)
- Total non-hazardous wastes (tonnes)
- Total hazardous wastes (tonnes)

Although we have not set targets for the four KPIs selected, as our manufacturing base continues to change as restructuring strategies are implemented, we have continued to collect data from our main sites. For the 56 manufacturing sites reporting for both the calendar year 2005 and the calendar year 2004, we decreased:

- Total CO_2 emissions by 1,103 tonnes (0.86%);
- Total water consumption by 51,633 cubic metres (3.03%);
- Total non-hazardous wastes by 443 tonnes (3.60%);
- Total hazardous wastes by 38 tonnes (1.79%).

In addition, the number of sites using trichloroethylene or perchloroethylene has reduced ✓ from nine in 2004 to seven at the end of 2005 as programmes to find less hazardous solvents have proved successful.

These remaining seven sites continue to seek suitable replacement substances and, where no alternatives can be found, checks will be carried out to ensure that their chemical management plans are adequate.

Progress continues with the strengthening of environmental management systems. The Eliwell site at Belluno, Italy has achieved ISO 14001 accreditation, ✓ giving a total of six accredited sites. A further three sites are working towards certification in the next twelve months. In Denmark, the APV Heat Transfer site in Kolding received a Green Network Diploma in recognition of its work towards achieving more environmentally sustainable business practices.

Employees

Our people are the most important element in our efforts to achieve further improvements in our performance. We have strengthened our global teams with the skills that should enable us to deliver our business growth. We offer competitive remuneration, including long-term incentives, to ensure we attract the best and remain committed to the personal development of our employees. Individual training, tailored to specific needs, is offered by the business groups through the Invensys University and both external and internal courses. Leadership training is being given to our senior talent through JMW Consultants to ensure that they have the capabilities to lead the Group into a successful future.

Community relations

We recognise our responsibilities to the communities in which we operate. We encourage our businesses and employees to support the development and well-being of their local communities through a variety of activities. Following the success of the previous year's efforts following the earthquake and tsunami in the Indian Ocean, many of our businesses went on to raise money for hurricane relief in the USA. We recognise, however, that at a time when the Company is not paying dividends to shareholders sensitivity is required in relation to the area of corporate giving and we continue to moderate donations made by the Group.

Board of directors

Director	Position	Board committees
Martin Jay CBE	Chairman	Chairman of the Nominating Committee
Ulf Henriksson	Chief Executive	
Adrian Hennah	Chief Financial Officer (until 16 June 2006)	
Steve Hare	Chief Financial Officer (from 21 July 2006)	
Larry Farmer	Non-executive director (until AGM)	Member of Audit Committee, member of Remuneration Committee
Bay Green	Senior Independent Director	Member of Audit Committee, member of Nominating Committee
Jean-Claude Guez	Non-executive director	Chairman of Remuneration Committee, member of Nominating Committee
Andrew Macfarlane	Non-executive director (until AGM)	Chairman of Audit Committee, member of Remuneration Committee
Michael Parker	Non-executive director (from 24 May 2006)	Member of Audit Committee, member of Remuneration Committee (from AGM)

Martin Jay CBE, MA (aged 66) Appointed a non-executive director in January 2003 and became Chairman in July 2003. Mr Jay was appointed non-executive Chairman of EADS UK Limited in October 2005 and is also Chairman of the Tall Ships Youth Trust. Retired as Chairman of VT Group plc in July 2005 where he was also Chief Executive for 13 years. Previously held a range of leadership positions at GEC and was a member of the GEC Management Board. Mr Jay's re-election as a non-executive director will be proposed to shareholders at the Annual General Meeting.

Ulf Henriksson BA Econ, MSc (aged 43) Appointed Chief Executive in July 2005. Mr Henriksson joined Invensys plc as Chief Operating Officer in May 2004 and was appointed to the Board in July 2004. Formerly Operating Vice President of the Hydraulics Division at Eaton Corporation. Prior to joining Eaton Corporation in 2003, he held a number of senior positions at Honeywell International/Allied Signal Inc., before becoming President of Automated Controls Systems & Services.

Adrian Hennah MA, FCA (aged 48) Appointed Chief Financial Officer in January 2003. Mr Hennah joined Invensys plc as Senior Vice President, Finance and was appointed to the Board in October 2002. He is also a non-executive director of The Gray Laboratory Cancer Research Trust. Formerly held a number of senior positions with GlaxoSmithKline Plc, including Chief Financial Officer for Glaxo Wellcome Inc USA. Mr Hennah will be leaving Invensys plc on 16 June 2006 to join Smith & Nephew plc as Finance Director. He is to be replaced by Steve Hare.

Steve Hare BA, ACA (aged 45) Mr Hare will be joining the Board of Invensys plc as Chief Financial Officer on 21 July 2006. He is currently Group Finance Director of Spectris plc, the precision instrumentation and controls company. Prior to joining Spectris in 2004, he was a founding partner of HBA Partners LLP, an operational turnaround and business support consultancy. Between 1997 and 2003, he was with Marconi, latterly as a director and Chief Financial Officer, where he was involved in the company's financial restructuring. Previously, he spent eight years with GPT, the joint venture between GEC and Siemens.

Larry Farmer BS, MS, PhD (aged 66) Appointed a non-executive director in March 2002. Mr Farmer is a director of Global Industries Limited, a company traded on the NASDAQ, and a non-executive director of Energysys Limited and Digital Steps Limited. Formerly Chief Executive of Halliburton Brown & Root Limited. Mr Farmer will step down from the Board at the Annual General Meeting.

Bay Green FCA (aged 62) Appointed a non-executive director in January 2005 and became Senior Independent Director at the Annual General Meeting in 2005. Mr Green is a Vice Chairman of Dresdner Kleinwort Wasserstein, a non-executive director of RPC Group plc and Axis-Shield plc, and also trustee of Help the Hospices.

Jean-Claude Guez MS (aged 62) Appointed a non-executive director in January 2003. Mr Guez is a non-executive director of Eurostar Group Ltd and Eurostar (UK) Limited. He is also an advisory partner with Rocket Ventures LLP, USA. Formerly a non-executive director of Exel plc and a management consulting partner at Accenture where he spent his entire career since 1966. Mr Guez's re-election as a non-executive director will be proposed to shareholders at the Annual General Meeting.

Andrew Macfarlane MA, FCA (aged 49) Appointed a non-executive director in March 2003. Mr Macfarlane is Chief Financial Officer of Rentokil Initial plc. Formerly Group Finance Director of Land Securities Group plc. Prior to this he was Director of Corporate Finance and then Chief Financial Officer (Hotels division) of Bass plc (subsequently InterContinental Hotels Group plc). Mr Macfarlane will step down from the Board at the Annual General Meeting.

Michael Parker (aged 60) Mr Parker joined the Board on 24 May 2006 as a non-executive director to replace Mr Farmer. He will become a member of the Audit and Remuneration Committees. He has been Group Chief Executive of BNFL, the nuclear company, since 2003. Previously he was President and Chief Executive Officer of The Dow Chemical Company in Midland, Michigan, USA from November 2000 to December 2002 and had been a member of the board of directors of Dow since 1995.

Combined Code – Principles and compliance

The Board is committed to the highest standards of corporate governance. Throughout the year under review, Invensys has been in full compliance with the provisions of the Code on Corporate Governance issued by the Financial Reporting Council in July 2003 ('the Code'). The following report, together with the Remuneration report, describes in full how the principles set out in the Code have been applied.

The Board

Composition, balance and independence

The Board currently has eight members, comprising the non-executive Chairman, the Chief Executive, the Chief Financial Officer and five non-executive directors. One of the non-executive directors, Michael Parker, joined the Board on 24 May 2006 to replace Larry Farmer, who is stepping down at the Annual General Meeting. Andrew Macfarlane is also stepping down at the Annual General Meeting and a search for his replacement is underway. Bay Green became the Senior Independent Director on 22 July 2005 in place of Mr Macfarlane. There is a clear division of responsibility between the Chairman and the Chief Executive formulated in their terms of appointment and in the delegation of authorities prescribed by the Board, which ensures that there is a balance of power and authority. Biographies of all the directors are presented on page 34. As can be seen, they have a wide range of international business and financial experience relevant to the direction of a company with worldwide operations. All the non-executive directors are considered independent for Code purposes. As highlighted in last year's Corporate governance report, Mr Farmer received additional fees for non-executive review and advisory services provided to our Process Systems business during a one-off limited period of time between 2004 and early 2005. Mr Farmer's independence was reviewed before and after the project with the Board determining that he remained independent. This work has now concluded and no such fees were paid in respect of the year to 31 March 2006.

Meetings

The Board meets at least eight times during the course of a year with additional meetings convened as necessary; in the financial year under review, the Board met on 16 occasions. The Board's programme includes meetings of the non-executives without the executives being present. Individual attendance is set out in the table below. There is a formal schedule of matters reserved for the decision of the Board that includes all major strategic and financial decisions, including the quarterly reporting of results and the formulation of strategic and budget plans; other decision-making is delegated through structured procedures to committees and, for operational matters, to senior management. To enable the Board to perform its duties, all directors have full and timely access to all relevant information and to the services of the Company Secretary. Independent financial and professional advice is available to the directors, collectively and individually, as circumstances require.

Role and procedures

Although all the directors have an equal responsibility for the operations of Invensys, the role of the non-executive directors is particularly important in ensuring that the strategy and business proposals of the executive management team are fully discussed and examined to ensure that they meet the long-term interests of shareholders and also take account of issues affecting employees, customers, suppliers and the many communities within which Invensys conducts its business. At least one full day's meeting every year is devoted to the overall strategic planning of the Group.

Induction and development

An induction programme appropriate to the individual's experience is established on the appointment of a new director. The continuing development of directors, collectively and individually, is mainly effected through the provision to them by relevant external and internal advisers of in-depth briefings on matters of current significance to the Group, sometimes taking place at additional Board or Committee meetings held for that purpose; examples in the year under review have included in-depth briefings on the new Disclosure Rules (which came into force in July 2005) and pensions.

Board and committees: performance evaluation

The Board has a formal review process with discrete components covering the evaluation of the Board's collective performance and the appraisal of the performance of individual directors, including the Chairman.

Evaluation of executive directors is conducted by the Chairman and non-executive directors. Appraisal of the non-executive directors is conducted by the Chairman and executive directors. The performance of the Chairman is led by the Senior Independent Director in consultation with the other directors. Individual feedback is provided by the Chairman to each of the directors and by the Senior Independent Director to the Chairman.

In relation to the evaluation of the Board and its Committees, an internal questionnaire is used for this process. The evaluation process involves assessment by reference to the relevant roles and responsibilities under review, current terms of reference of Committees and best practice. The results of the evaluation provide the basis for continuous improvement in the Board's procedures and the Board's action plans and objectives for the following year.

Following the most recent set of reviews, the Board remains satisfied that each ongoing director remains committed to his role and that the Board and each committee remains effective.

Board Committees

The Board has three standing committees, whose full terms of reference are available on the Group's website or on request from the Company Secretary.

Directors' attendance at meetings for the year ended 31 March 2006

	Board		Audit Committee		Remuneration Committee		Nominating Committee	
	Attended	Possible	Attended	Possible	Attended	Possible	Attended	Possible
Martin Jay	16	16	–	–	–	–	2	2
Ulf Henriksson	16	16	–	–	–	–	–	–
Adrian Hennah	15	16	–	–	–	–	–	–
Larry Farmer	16	16	7	7	12	12	–	–
Bay Green	14	16	6	7	–	–	2	2
Jean-Claude Guez	16	16	–	–	12	12	2	2
Andrew Macfarlane	16	16	7	7	11	12	–	–
Richard Haythornthwaite*	3	4	–	–	–	–	–	–

* From 1 April 2005 to the date of his resignation on 22 July 2005

The Nominating Committee

Membership and meetings The Nominating Committee comprises three independent non-executive directors: Martin Jay, who is chairman of the Committee, Jean-Claude Guez and Bay Green. The Committee met formally on two occasions during the period.

Role The Nominating Committee is responsible for making recommendations to the Board for the appointment or re-appointment and retirement of directors and monitoring the performance of directors and, in support of the Chairman, advising on evaluation processes and induction and training requirements. In addition to the scheduled meetings, the Committee undertook further responsibilities including the interviewing of candidates for appointment to the Board and assisting the Chairman with evaluation processes.

Activities during the year The Committee was responsible, with external recruitment advisers, for the defining of the Board's requirements for the selection and appointment of the new Chief Financial Officer, Steve Hare (who is to replace Adrian Hennah) and new non-executive director, Mr Parker (who is to replace Mr Farmer), both appointments effective after the year end. The Nominating Committee has also evaluated those directors who are to be proposed for election or re-election at the Annual General Meeting (no individual director participated in any matter relating to himself). All directors are required to retire by rotation no later than the third annual general meeting following their appointment or re-appointment. No director is proposed for election for a further term of three years unless the Nominating Committee has, following evaluation, recommended re-appointment to the Board. In recent years, the Board has implemented a progressive refreshing of its membership and at the present time, none of its members has served more than one term of three years. The recommendations of the Committee on election and re-election of directors are described in the Notice of the Annual General Meeting. The terms and conditions of appointment of non-executive directors are available on the Group's website or on request from the Company Secretary.

The Audit Committee

Membership and meetings The Audit Committee comprises three independent non-executive directors: Mr Macfarlane, who is chairman of the Committee, Mr Farmer and Mr Green. It meets at least four times a year and during the period under review met on seven occasions. The external auditors normally attend all the meetings and there is a meeting at least once a year between the Committee and the external auditors at which management is not present. At the invitation of the Committee, the executive directors normally attend meetings of the Committee; the other non-executive directors also regularly attend meetings of the Committee to obtain a fuller briefing on significant accounting and internal control issues and this forum is particularly valuable in providing a direct line of communication between the external auditors and the non-executive directors.

Role and authority The Audit Committee is responsible for reviewing the published financial information before recommending publication on behalf of the Board; effectiveness of both the external and internal audit function; and the Group's internal controls and risk management procedures.

The Audit Committee reviews the work undertaken by the external auditors going beyond the scope of the audit itself in order to ensure that the independence of the auditors is not impaired. This review covers the nature of the work, the method of appointment and the fees paid. This work generally falls into two categories as follows: first, audit and assurance assignments, including work that in their role as auditor they are best placed to undertake such as formal reporting and other work related to borrowings, shareholder and other circulars, various regulatory reports and work in respect of acquisitions and disposals; and secondly, taxation in cases where the auditors are best suited, such as tax provision and statutory work. Other significant tax advisory projects are put out to competitive tender. ✓

The Audit Committee also reviews the work undertaken by the Risk Committee and by the internal audit function as described in more detail in the section of this report dealing with internal control. In addition, it reviews the Group's arrangements under which staff can raise on a confidential basis concerns about potential irregularities and arrangements for follow-up actions.

Activities during the year The Audit Committee undertook its routine procedures during the year, as outlined above. In addition during the year the Committee conducted a review of the processes, controls and accounting within Group Treasury, a review of the Group's whistle-blowing procedures and compliance with the Code of Conduct.

The Remuneration Committee

Details of the Remuneration Committee, its membership and role are described in the Remuneration report on pages 38 to 46. ✓ ✓

Communication with shareholders

Communication with shareholders is at all times given a high priority and a number of means are used to promote greater understanding and dialogue with investment audiences. In order to develop an understanding of the views of major shareholders, the Board receives regular reports from the Chief Executive and the Group's investor relations department. The Chairman and Senior Independent Director and, where appropriate, other non-executive directors are available for discussion with major shareholders.

During the course of a year, shareholders are kept informed of the progress of the Group through trading statements and other announcements of significant developments that are released through the London Stock Exchange and other news services. There is regular dialogue with institutional shareholders and participation in sector conferences. Shareholders can also raise questions directly with the Company at any time of the year through a facility on the website. Quarterly results announcements are published by release to the London Stock Exchange and other news services. At the half year, the interim report is published by advertisement in the Financial Times. The Summary financial statement provides shareholders with the material information concerning Invensys in a form more readily assimilated than the full Annual report and accounts. Shareholders can also request the full report. All of these documents are available online through the Invensys website (www.invensys.com), together with details of all announcements, investor presentations and share price information, and are available on request. Additionally, there is an opportunity at the Annual General Meeting for shareholders to question the Chairman and the chairmen of the Audit, Remuneration and Nominating Committees. The report and accounts are sent to shareholders at least 20 working days prior to the Annual General Meeting. Voting on resolutions proposed separately is conducted by polls at general meetings and voting results are announced through the London Stock Exchange and other news services; the results and proxy levels are available on the website and on request.

Internal Control

In accordance with the Guidance for Directors on Internal Control, the following is the Board's report on its annual and continuing reviews of internal control, which include consideration of the effectiveness of identification, evaluation and management of all significant risks affecting Invensys. To facilitate the Board's reviews, the Audit Committee receives reports from internal and external auditors and from executive management in relation to the control procedures that are in place and the methods by which assurance is obtained concerning the levels of adherence to controls. Following detailed review, the Committee then reports on its findings to the Board. The Board is satisfied that the information that it has received throughout the year and for its annual review together with the procedural review framework that has been established are sufficient to enable it to review the effectiveness of the Group's system of internal control.

The Board has ultimate responsibility for the system of internal control. Each of the Group's five businesses is individually accountable to the Chief Executive and is managed by a President who, with his senior management team, provides day-to-day control over the businesses' operations within the strategic guidelines and delegated authorities determined by the Board. The internal control system is designed to meet the Group's particular needs and the risks to which it is exposed but it should be appreciated that, however effective a system of internal control is, it can provide only reasonable and not absolute assurance against material misstatement or loss. Following the significant restructuring that has affected the Group over recent years, management continues to identify areas where internal controls might be further improved and actions are in place to ensure that identified weaknesses are addressed.

Risk management

The Group's risk management strategy is determined by the Board. The Risk Committee reports to the Board through the Audit Committee and regularly reviews and monitors the risk management strategy. It comprises the Chief Financial Officer (chairman of the Committee), the Chief Executive, the General Counsel & Company Secretary, the Financial Controller, the Group Treasurer, the Head of Central Finance, the VP Risk Management and Insurance, the Director of Internal Audit, the SVP Strategic Planning (from 17 January 2006), the VP Environmental, Health and Safety (from 17 January 2006) and the Deputy Secretary (since 17 January 2006). During the year, its activities have included reviewing the Group's risk framework and its monitoring functions.

Internal audit

The internal audit function has a direct reporting line to the chairman of the Audit Committee and its responsibilities include the examination and evaluation of the scope and effectiveness of the Group's system of internal control. During the year, it reports regularly to the Audit Committee on its assessment of internal control issues arising in the course of its internal audit reviews of the Group's operations. Each year it provides a consolidated review to assist the Board to undertake its own annual review of internal control. Key internal controls are detailed in formal procedures, instructions and manuals. Compliance is reviewed as part of the internal audit programme to the extent necessary to form their opinion on the truth and fairness of the annual accounts, by the external auditors. Senior managers are required annually to certify compliance with the Group's financial and operational procedures and controls, including environmental and health and safety matters, and compliance with the Group's Code of Conduct.

Sustainability and social, environmental and ethical matters

The Board attaches high importance to sustainable development and to its corporate social responsibility as described on pages 32 to 33. The risks inherent in these matters are assessed as part of the Group's overall risk management processes described above. Accordingly, the Board, through the Audit and Risk Committees, receives regular information and reports to enable it to make appropriate assessments in these areas. Performance management, incentivisation and training procedures are being continuously developed so as to reflect more fully the management of those risks. Further details of our sustainable development initiatives are available on the Group's website.

Dear Shareholder

I am pleased to present the Remuneration Committee's report on Directors' remuneration for the year to 31 March 2006. This year, we have made a number of additions to the report, which we consider will add transparency to Invensys' remuneration policy and objectives. For example, we have added new disclosures relating to the performance targets applied to annual bonuses for the executive directors.

It is the Committee's view that we have made clear progress in many areas during the course of the year and that this progress has been supported by our remuneration policy. Significant progress has been made in securing increased orders, delivering an improvement on return on sales and improved cash flows; in addition, we have reduced the uncertainty and scale of our longer-term legacy liabilities. To retain a strong focus in 2006/07 on delivering the turnaround objectives, the Turnaround Bonus Overlay will be operated again in 2006/07, a summary of which is set out below.

A resolution to vote on the Remuneration report will be put to the Annual General Meeting. I hope that you will support this resolution.

Jean-Claude Guez
Chairman of the Remuneration Committee

Remuneration Committee (the 'Committee')

Membership

The members of the Committee are Jean-Claude Guez (chairman of the Committee), Larry Farmer and Andrew Macfarlane, each of whom has served throughout the year. They are all considered to be independent non-executive directors.

On Mr Farmer's retirement from the Board at the AGM, Michael Parker will be appointed to the Remuneration Committee. Mr Macfarlane also retires at the AGM and a search is underway for his replacement.

No non-Committee member may attend other than by invitation of the Committee chairman. At the request of the Committee chairman the Chairman, Chief Executive, Senior Independent Director of the Company, SVP Human Resources, Head of Executive Programmes and General Counsel & Company Secretary are also invited to attend and speak at meetings, except when their own remuneration is being considered.

Meetings

The Committee meets at least four times each year and met on 12 occasions during the year under review. No directors are involved in deciding their own remuneration. The adoption of this Remuneration report is subject to a separate shareholder resolution at the Annual General Meeting (AGM) and, to ensure that investors continue to support the remuneration policy, there is appropriate dialogue with major institutional shareholders and representative bodies such as the Association of British Insurers ('ABI') and Research, Recommendations and Electronic Voting ('RREV').

Role

The Committee is a committee of the Board and its duties are:

- to consider and approve remuneration and benefit strategies (including pensions) to ensure that they are consistent with and supportive of the Group's goal of attracting, motivating, retaining and rewarding high calibre executive directors and senior executives
- to consider and approve the design of specific incentive schemes to ensure that eligibility and remuneration criteria under such schemes are specific, measurable, achievable and consistent with the Group's performance goals and objectives
- to consider and approve the basis and level of remuneration and benefits of the Chairman, the Chief Executive and other executive directors, including the terms of any service contract(s) that may be entered into
- to consider and approve the remuneration and benefits of other designated senior executives, who report to the executive directors and any others that the Committee considers appropriate
- to consider and approve the allocation of share based incentives under the Group's share plans
- to consider and approve the form and content of disclosure of emoluments of directors for inclusion in the Remuneration report included in the Annual report and accounts
- to consider and approve on behalf of the Board, subject to shareholders' approval where required, the Rules of the Group's share and incentive plans and any amendments thereto and to exercise the powers and discretion granted and delegated by such Rules to the Board or the Committee

The Committee chairman attends the AGM and is available to answer questions from shareholders.

The Committee's terms of reference are available on the Group's website or from the Company Secretary.

Committee performance evaluation

As detailed in the Corporate governance report on page [illegible], Committee performance is reviewed annually both by the Board as a whole and by the Committee itself, with the emphasis on continued improvement and effectiveness.

Advice

The Committee takes advice, as appropriate, from independent remuneration advisers. During the year such advice was received from the following:

1. New Bridge Street Consultants LLP – who provided the principal source of external advice to the Committee on issues relating to the remuneration of the executive directors and provided no other services to the Company.
2. Freshfields Bruckhaus Deringer in their capacity as lawyers to the Company.
3. Punter Southall & Co Limited – who provided advice in relation to executive directors' pensions.
4. Mercers – who provided advice in relation to executive directors' pensions, executive incentive policy and executive remuneration benchmarking surveys. They also advised the Trustee of the UK Pension Scheme, Invensys Pension Trustee Limited.

In addition, the Committee took advice internally from the Chairman, the Chief Executive, the SVP Human Resources, the VP Compensation and Benefits (until the end of May 2005) and the Head of Executive Programmes.

The terms of New Bridge Street Consultants LLP's appointment are available on the Group's website or from the Company Secretary.

Compliance

This Report has been prepared in accordance with Schedule 7A to the Companies Act 1985 (as amended by the Directors' Remuneration Report Regulations 2002). It also describes the Group's compliance with the Combined Code on Corporate Governance in relation to remuneration for the current and forthcoming financial years.

The information in the Report subject to audit pursuant to the Directors' Report Regulations 2002 is that included in the tables and related notes in the sections relating to directors' remuneration, directors' interests (over shares, share options and long term incentive awards) and directors' pension entitlements.

Remuneration policy for executive directors

The table below summarises the key elements of the executive directors' remuneration as they applied during the year under review and their likely application for 2006/07:

Element of remuneration package	Purpose	Policy	Summary of operation
Base salary	• Help recruit and retain key employees • Reflect the individual's role within the Group and experience	• To pay competitively in relation to international market comparators • Regard given to individual skills and experience	• Paid monthly in cash • Normally reviewed annually and fixed for the 12 months commencing 1 April • The Chief Executive's base salary will rise to £668,000 from 1 June 2006
Annual bonus	• Incentivise executives to achieve specific, pre-determined goals over a short-term period • Reward on-going contribution to core values • Focus executives on targets relevant to the Group's current strategic goals	• Bonus currently determined by reference to free cashflow per share targets and personal objectives • Maximum bonus potential set by reference to international market comparators (currently 100% of base salary)	• Paid in cash • The Committee sets a threshold performance level (at which point 5% of salary is paid), a target level (where 50% of salary is paid) increasing on a straight line basis to a stretch level (where 100% of salary is paid) • Bonus payments are determined by the Committee after year end, based on targets which were set for the year. The numbers for the preceding year are included in the main section of this report • Payouts were 100% for executive directors
Turnaround Bonus Overlay	• To provide, on a transitional basis, additional focus on the above target part of the bonus and thereby increase the focus on achievement of the stretch target • Aligns executives with shareholders through a delivery in shares	• No payment for delivery of on-target performance • Sliding scale from there with 100% of salary for achievement of the stretch target	• Paid in shares with delivery generally contingent on continued employment • 50% paid on 1st anniversary of award and 50% on 2nd anniversary • The plan will not be operated in respect of years after 2006/07
Long Term Incentive Plan	• Incentivise executives to achieve superior returns to shareholders • Align interests of executives and shareholders through building a shareholding • Retain key executives over 3 year performance period	• Maximum annual grant of 200% salary, actual award levels determined by individual performance • However, on a one-off basis, shareholders approved a grant of 300% of salary in 2005/06 • Expected award level to executive directors in 2006/07 is 200%	• Awards of shares made annually, conditional on performance measured over the three subsequent years • Performance condition measures Invensys' total shareholder return versus a basket of 12 global comparators • 25% of the shares transferred if performance is at median performance, with 100% vesting if Invensys is ranked at the tenth percentile. No awards vest below median. In addition, awards only vest to the extent that the Committee certifies that stretching internal free cash flow per share targets have been met and that there has been efficient management of legacy liabilities
Pension	• Reward sustained contribution following a full career	• Provide competitive post-retirement benefits	• The Group defined benefit pension scheme is closed to new joiners • Accrue benefits according to length of service up to retirement age of 60 • The Chief Executive receives a salary supplement equal to 35% of base salary in lieu of pension entitlement • The new Chief Financial Officer will either join the Invensys Stakeholder Plan or opt for a salary supplement equal to 30% of base salary in lieu of pension entitlement. He will make this decision on joining the Company • Company will bear no additional costs to the executive arising from changes to pensions legislation
Share holding Guidelines	• To align the interests of executive directors and shareholders	• Executive directors required to build and maintain a shareholding of 200% salary	• Executives expected to retain shares acquired through the vesting of shares under the Group's share incentive plans until the target holding is achieved. Existing shareholdings and shares acquired in the market are also taken into account
Service contracts	• To provide suitable protection to both the executive and the Company	• Notice periods not to exceed 12 months (except, where necessary, for a transitional period on joining) • To provide for mitigation and/or phasing of any payment	• The Chief Executive's contract provides for 12 months' notice from either side and permits any termination payment to be made on a phased basis • On leaving Invensys the current CFO will not be entitled to any termination payment

NO SPACE

The current remuneration arrangements are purposely weighted towards variable pay given the ongoing turnaround nature of the business. For the year under review, achievement of a 'target' level of performance would result in around half of remuneration being delivered through variable pay. For maximum levels of performance, the proportion of remuneration delivered through variable pay would increase to around 80%. These proportions have been calculated assuming a median level of vesting for long-term incentive awards at a target level of performance and full vesting for maximum levels of performance based on the share price at the date of award. For 2006/07, variable pay will remain significant albeit at a slightly lower level than for the year under review, reflecting the fact that, as approved by shareholders at the 2005 AGM, awards of long-term incentives will revert to a lower level as described above.

Individual elements of the remuneration package that will apply in 2006/07 are set out below.

Base salary

The Committee determines the level of salary for each executive director annually. Base salaries are set to take account of salary levels in international comparator companies, personal performance, internal relativities, wage inflation elsewhere in the Group and overall affordability. In establishing individual salary levels, the Committee is conscious that it should pay no more than is necessary to retain the executive whilst ensuring business objectives are fulfilled. There is no automatic adjustment in respect of inflation.

The Chief Executive's salary is currently £600,000 (rising to £668,000 from 1 June 2006) and the Chief Financial Officer's salary is £416,000 (from 1 April 2006). The new Chief Financial Officer's salary will be £400,000.

The next review date will be 1 April 2007.

With regard to the current salary levels of the executive directors and their relationship with market data, the Committee considers them to be competitive when compared against other international companies including companies engaged in business turnaround. The Committee considers these salary levels are necessary to meet its objective of retaining the executive team and maintaining salary relativities across geographic locations.

Annual Bonus

The Executive Bonus Plan provides short-term incentives for the executive directors in order to encourage the achievement of defined annual financial objectives and focus on the most important measures of business success, whilst rewarding them for outstanding performance. In this way, the Executive Bonus Plan seeks to align the interests of shareholders and those participating in it.

In respect of the 2006/07 financial year, targets have been set related to Group free cash flow before legacy items (calculated on a per share basis) accounting for 40%, Operating Profit Before Interest and Tax also accounting for 40% and revenue accounting for 20%. Bonus payments are also subject to the achievement of personal objectives. These targets reflect a change from last year when Group free cash flow before legacy items (calculated on a per share basis) was the sole financial target. The Committee considers these revised measures of performance to be more appropriate for the current stage of the businesses turnaround since the focus the executive directors have is both in relation to cash management from ongoing operations and the Group's profitability.

The pay-out levels for the plan remain the same as in 2005/06 being 5%, 50% and 100% of salary for achievement of threshold, target and stretch performance respectively. The payment between target and stretch is calculated on a straight line basis.

Continuing the policy adopted in 2004/05, the Committee will set out in its Remuneration report the basis on which bonuses have been paid in relation to the targets set at the beginning of the financial year under review and disclose the actual targets which were set. This will ensure that shareholders will be able to assess the bonus targets and the link between bonuses payable and the performance of the business.

The bonuses paid to the executive directors in relation to the year under review are set out on page 44. The targets set by the Committee for executive directors for 2005/06 had two performance elements, with the objective of ensuring that cash from ongoing operations was effectively managed both to develop the ongoing operations and to manage legacy liabilities. These factors were considered to be critical as the basis for the Company's recovery plan.

The free cash inflow (before legacy items) in 2004/05 had been £39 million and the Committee wanted to provide a clear focus to executives on the need to move to a positive position on cash flow from ongoing operations. Accordingly, it set the stretch target for 2005/06 (100% bonus) as requiring a positive free cash inflow (before legacy items) of £70 million. The actual free cash inflow (before legacy items) achieved in 2005/06 was £100 million, a year-on-year improvement of £61 million. The second performance element required the Committee to be satisfied that the legacy liabilities of the Group had been managed effectively and in accordance with internal plans.

Having rigorously reviewed the results achieved against these two strategic performance elements, the Committee is satisfied that the performance elements it set upfront were challenging and that the bonuses awarded were earned by actual performance that was demonstrably exceptional.

The Committee confirms that it is not its policy to pay executive directors transaction-related bonuses.

Turnaround Bonus Overlay ('Overlay')

On a transitional basis, following consultation with the Company's major shareholders and the ABI and RREV, the Committee introduced the Overlay in 2005/06. The Overlay is subject to the same performance targets as the Executive Bonus Plan but will only commence payment where an above target level of performance is achieved. At target, no payment will be due with the potential bonus increasing, on a straight-line basis, to 100% if the maximum cash bonus is earned under the Executive Bonus Plan.

To align the interests of executive directors and shareholders, any bonuses earned under the Overlay will be payable in shares with 50% of the shares awarded being released following the first anniversary of those shares being awarded and the other 50% being released following the second anniversary. Release of the shares is generally subject to continued employment at the relevant date although shares may be released early in defined good leaver cases or with the consent of the Committee. Such shares will be subject to the shareholding guidelines explained further below.

The Committee recognises that, while below practice in some international competitors, potential bonus levels are higher than normal UK practice. It is only intended to maintain bonus potential at this level while the turnaround is ongoing and the Committee has committed that the Overlay will not be operated in respect of years after 2006/07.

In relation to executive directors, overlay bonus performance in 2005/06 was in excess of the stretch target. Details of the share award and, in the case of Mr Hennah the cash award, are set out in the Remuneration table and notes 2 and 5 on page .

Long-Term Incentive Plan ('LTIP')

Invensys currently uses the LTIP as its sole long term incentive. Under this plan, conditional awards of shares are granted, which vest after three years subject to the achievement of performance conditions. 50% of any shares vesting on satisfaction of the performance period are to be released at that time with the other 50% being deferred for one year (subject to the same good leaver rules as the Overlay). The Committee intends to continue to make awards under this plan in 2006/07 and subsequently.

Awards are based on three-year total shareholder return ('TSR') relative to a bespoke comparator group of successful international industrial companies including major competitors which each compete in at least one or other of the Group's core markets. The companies are ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group and Yokagawa.

A sliding scale operates that would release 25% of shares at median rising, on a straight-line basis, to 100% of shares being released for upper decile performance. The performance conditions set at the time of the consultation with shareholders were considered by the Committee to be robust and challenging given the need to effect a turnaround of the business. In addition, the Committee keeps the ongoing appropriateness of the performance targets under review and should the Committee consider it relevant to materially change the performance conditions once the turnaround has been achieved, any material changes to the current performance conditions will be fully discussed with major shareholders.

In addition, the LTIP award made in 2005 will only vest if the Committee is satisfied that two underpins have been met: the first relating to achievement of challenging internal free cash flow targets and the second relating to satisfactory management of legacy liability items. Given the proposed refinancing, the Committee may review the underpin targets for the 2006 LTIP award and make appropriate adjustments to reflect the Company's changed financial position; provided that, in the opinion of Committee, such changed underpins shall be equally challenging.

The TSR calculations will be undertaken by New Bridge Street Consultants LLP on behalf of the Committee using the average TSR of the Company and each comparator company over the three-month period preceding the date of an award and the three-month average figures as at the end of the three-year performance period. All figures will be converted into sterling using the then current exchange rates.

The Committee may, in circumstances where it is not practicable for regulatory, taxation or other reasons to deliver shares, permit participants in the LTIP to be paid a cash amount equivalent to the value of the shares to which they would otherwise have been entitled.

The LTIP generally operates within an individual limit of two times salary. The Committee believes such a limit is appropriate in normal circumstances. However, as detailed in last year's report, to provide additional lock-in for key executives and to ensure greater focus on achievement of the turnaround, grant levels in 2005/06 were, on a one-off basis, higher than this limit. Consequently for 2005/06 only, certain award levels were up to three times salary (with lower levels applying to below Board executives). Award levels for 2006/07 will revert to the limit of two times salary.

The Committee recognises that it may be appropriate to continue to review the performance conditions for future LTIP grants to ensure that they complement the business strategy and will keep the targets, and especially any underpins, under review.

Other share schemes

In addition to the LTIP, the Company has in the past operated its Executive Share Option Scheme. However the Company does not propose using this in relation to executive directors save that it may be used in exceptional cases where considered appropriate.

The Company also operates a Savings Related Share Option Scheme in the UK and Overseas although this has not been used in the last 12 months. The Scheme enables employees to purchase shares in the Company at a favourable price, using the proceeds of a savings account to which they make monthly contributions for a three, five or seven year period. Executive directors are eligible to participate in this Scheme, which operates in the UK within specific tax legislation and, is therefore, not subject to performance conditions. A resolution to renew the Scheme is being proposed at the AGM as the Scheme expires on 30 July 2006.

Dilution limits

The Company has, at all times, complied with the dilution limits contained within its share plans (principally a limit of 10% in 10 years) and the Committee reviews the position before any proposed grants to ensure that this remains the position. It is envisaged that the 2006/07 awards under the LTIP will involve maximum dilution of approximately 0.90% which, when aggregated with the current potential of approximately 5.14% under subsisting awards, is well within the Company's limit of 10% in any 10-year period. Shares to satisfy the Overlay will be purchased in the market.

Pension

Details of the individual executive directors' pension arrangements are set out on page [ ]. Pensionable pay is defined as base salary only; bonuses are not pensionable.

Typical pension and life assurance benefits are provided to the executive directors, comprising either participation in the Company's final salary pension scheme on salaries up to the Inland Revenue's earnings cap of £105,600 until 6 April 2006 and thereafter on internal scheme limit of £112,500 with appropriate top-up arrangements or money purchase arrangements.

The UK government has made significant changes to the operation and taxation of UK pensions, effective from 6 April 2006. As a result of these changes the Company has reviewed the existing pension arrangements of the directors. It is not envisaged that, as a result of the changes, there will be any significant increase in the overall ongoing cost of pension provision for the directors.

Other benefits

Other benefits provided for executive directors comprise the provision of a company car, cash allowance, the use of a pool car, and healthcare. On appointment, and where circumstances so warrant, certain relocation costs are also met.

Share holding Guidelines

Shareholding guidelines, requiring executives to build and maintain a shareholding over time, were introduced in 2004/05. Under these Guidelines, executives will be required to build and maintain shareholdings using, except as required to meet their tax obligations, the entire share element of the Overlay and from the vesting of LTIP awards until the minimum holding has been reached. Only when the following levels of shareholding have been attained will executives be able to sell additional shares:

- Executive directors – 200% of salary
- Business Presidents – 100% of salary
- Other participants – 25%-50% of salary

The deferral and holding periods under the LTIP and the Overlay will also focus management attention on medium-term share price performance and therefore provide an appreciation that anything less than sustained Company performance will decrease the value of their awards.

Service contracts

(i) Policy

The Combined Code and guidelines issued by institutional investors recommend that notice periods of no more than one year be set as an objective for executive directors and that any payments to a departing executive director should be determined having full regard to the duty of mitigation. It is the Company's policy to achieve these objectives, wherever possible.

(ii) Specific contracts

Set out below is a summary of the main provisions of the service contracts of those executive directors who served during the year or who have been appointed since the year-end. All of the contracts are expressed to terminate automatically on the executive director's 60th birthday unless otherwise stated.

Ulf Henriksson

Mr Henriksson is employed under a service contract with the Company dated 28 April 2004 which can be terminated by either party giving the other not less than 12 months written notice and without any enhanced notice provisions in the event of a change of control or otherwise and, at the Company's option, the choice of pay in lieu of notice or phased payment (the Company may elect to pay the amount due in lieu of notice as a single lump sum or pay the first six month's worth on departure and then on a phased basis at six-monthly intervals with appropriate reduction in the event that he finds alternative employment).

Adrian Hennah

Mr Hennah is employed under a service contract with the Company dated 29 July 2002 (and amended on 19 May 2004). The Company determined at that time that it was important that his services be obtained for the Company on an immediate basis and that his service contract and benefits should adequately compensate him for the benefits that he had foregone by leaving his previous employment. His contract reflected the practices applicable at that time. For information purposes, Mr Hennah's contract is expressed to be terminable by either party giving the other not less than 12 months' written notice and does not contain any pay in lieu of notice provisions.

As announced in February 2006, Mr Hennah will stand down as Chief Financial Officer in June 2006. No compensation will be paid to Mr Hennah on termination. However, the Committee has exercised its discretion in respect of certain bonus payments and will pay:

- in June 2006 £200,000, being 50% of his 2005/06 Overlay; and
- in June 2007 £75,000, subject to the successful completion of personal objectives during the period of his 2006/07 employment.

Richard Haythornthwaite

As reported last year, following the end of financial year 2004/05, the Board accepted Mr Haythornthwaite's request to stand down with effect from 22 July 2005. No compensation was paid to Mr Haythornthwaite. However, he was eligible to participate in the 2005/06 Executive Bonus Plan as set out in the remuneration table on page [illegible]. For information purposes, Mr Haythornthwaite's contract was expressed to be terminable by either party giving the other not less than one month's written notice.

Steve Hare

Mr Hare will be employed under a service contract with the Company dated 20 April 2006 as from 21 July 2006 (which will terminate automatically on his 70th birthday). The contract can be terminated by either party giving the other not less than 12 months' written notice and without any enhanced notice provisions in the event of a change of control or otherwise. The Company may elect to pay a sum in lieu of notice equal to the basic salary which Mr Hare would have been entitled to receive under his service contract during the notice period if notice had been given; and the cost to the Company of the benefits provided to him which he would have been entitled to receive during the remainder of the notice period. Alternatively, the Company may continue to provide such benefits during that period.

The Committee has agreed that Mr Hare will receive a one-off payment of £50,000 on joining the Company to cover transitional costs and relocation.

Non-executive directors

The Chairman and other non-executive directors do not have service contracts or contracts for services save that Martin Jay's letter of appointment dated 28 May 2003 requires, except in the case of dismissal for cause, 12 months' notice by either party; on early termination at the request of the Company any compensation will be subject to mitigation and offset. They are appointed under the Company's Articles of Association, under which they are required to seek re-election not later than the third annual general meeting following their last election and are subject to review by the Nominating Committee prior to being considered for election or re-election by shareholders and serve the Company under appointment letters that do not contain any notice period. They do not participate in any bonus plan or any of the Group's share incentive, option or pension schemes. Any director aged 70 or over (there are none currently) is required to be re-elected each year.

Fees for non-executive directors other than the Chairman are determined by a committee of the Board comprising the Chairman and the executive directors. Fee levels are determined taking account of time commitments and responsibilities, together with comparative market rates and benchmarking data. Non-executives do not receive any form of performance-related pay. The Committee is responsible for reviewing the Chairman's fees. The fees currently paid to the Chairman and the other non-executive directors are subject to the limits set in the Articles of Association. The Chairman's fee was set in 1999 at £250,000 per annum and has not been increased since that date. The Chairman is not entitled to any attendance fees. During the year the basic fee for a non-executive director was fixed at £28,000 per annum. An additional fee of £5,000 was payable to the chairmen of the Audit and Remuneration Committees, and all members of the Board's standing committees received a fee of £750 for each meeting attended. It has been decided that with effect from 1 April 2006 the non-executive director fee structure will be changed. The previous fee arrangement was set in 1999 and, based on benchmarking data, the Chairman and executive directors determined that this was not competitive against companies of comparable size and complexity. The new fee structure is a basic fee of £50,000 per annum (with £8,000 to be paid in shares). The chairman of the Remuneration Committee receives an additional £8,000 per annum and the chairman of the Audit Committee receives an additional £10,000 per annum. The fees of each non-executive director for the year are set out in the table on page 44.

External directorships

The executive directors are encouraged to hold not more than one external non-executive directorship in order to broaden their experience for the benefit of the Company. Such appointments are subject to approval by the Board and the director may retain any fees paid in respect of such directorship; there are no fees to disclose for the year under review.

Performance graph

Companies are required to include a graph indicating their total shareholder return performance (that is, share price growth assuming reinvestment of any dividends) over the last five years relative to a recognised equity index. Accordingly, the following graph shows the Company's performance relative to the FTSE 250, which the Committee considers an appropriate index for comparison purposes as the Company had been a constituent during most of that period.

Total Shareholder return

In addition to the above graph depicting total shareholder return performance over the last five years, the following graph has been included to illustrate the Company's performance relative to the FTSE 250 for the period from the refinancing in February 2004 to the present. This graph highlights the improvement in total shareholder return since the turnaround commenced.



Value (£)
200
180
160
140
120
100
80
60
40
20
0
31-Mar-01
31-Mar-02
31-Mar-03
31-Mar-04
31-Mar-05
31-Mar-06

This graph shows the value, by 31 March 2006, of £100 invested in Invensys on 31 March 2001 compared with the value of £100 invested in the FTSE 250 Index. The other points plotted are the values at intervening financial year-ends.

Invensys — FTSE 250 Index — Source: Thomson Financial

Total Shareholder return (post 2004 refinancing)



Value (£)
180
160
140
120
100
80
60
40
20
0
5-Feb-04
5-Feb-05
5-Feb-06
31-Mar-06

This graph shows the value, by 31 March 2006, of £100 invested in Invensys on 5 February 2004 compared with the value of £100 invested in the FTSE 250 Index. The other points plotted are the values at an intervening year-end and 31 March 2006.

Invensys — FTSE 250 Index — Source: Thomson Financial

~~This graph above shows the value, by 31 March 2006, of £100 invested in Invensys on 31 March 2001 compared with the value of £100 invested in the FTSE 250 Index.~~

Directors' remuneration

The remuneration of the directors (excluding defined benefit pension entitlements) for the year ended 31 March 2006 was as follows:

	Notes	Location	Salary and fees £	Benefits £	Supplementary pension payment £	Other payments £	Bonuses £	Total 2006 £	Total 2005 £
Chairman									
M Jay		UK	250,000	–	–	–	–	250,000	250,000
Executive directors									
A N Hennah	1, 2	UK	400,000	34,539	–	250,000	600,000	1,284,539	1,084,703
U C I Henriksson	3, 4, 5	UK	575,385	147,913	200,896	–	1,150,770	2,074,964	2,183,760
Non-executive directors									
L E Farmer	6	US	42,250	–	–	–	–	42,250	59,250
M J B Green	7	UK	34,000	–	–	–	–	34,000	8,500
J-C Guez		France	43,500	–	–	–	–	43,500	40,500
A E Macfarlane		UK	46,500	–	–	–	–	46,500	44,250
Former directors									
S M Robertson		UK	–	–	–	–	–	–	27,680
R N Haythornthwaite	8	UK	203,077	1,197	32,492	–	203,077	439,843	1,446,343
Total remuneration			1,594,712	177,913	233,388	250,000	1,953,847	4,215,596	5,144,986

Notes
1. The 'Other payments' to Mr Hennah relate to contractual arrangements agreed prior to him joining the Company, reflecting the then value of entitlements from his previous employer lost as a result of leaving that employment.
2. The "Bonuses" payment to Mr Hennah includes £200,000 being 50% of salary payable under the 2005/06 Overlay. Mr Hennah leaves the Company on 16 June 2006 and the Committee has exercised its discretion to pay this amount in cash in June 2006.
3. The emoluments of the highest paid director, Mr Henriksson, excluding pension rights were £1,284,539 (2005: £2,183,760 paid to Mr Henriksson).
4. Mr Henriksson was appointed Chief Executive Officer on 21 July 2005. From 1 April 2005 to 21 July 2006 Mr Henriksson's salary was £525,000; on becoming Chief Executive on 22 July 2005 his salary increased to £600,000. The amount in Benefits includes payment of unpaid costs of relocating his family and permanent home from the US to the UK. He received a cash allowance in lieu of pension provision equal to 35% of basic salary.
5. The "Bonuses" payment to Mr Henriksson includes £575,385 being 100% of salary payable under the 2005/06 Overlay. This bonus will be delivered in a share award as soon as practicable. Under this award 50% of the shares will be released after the first anniversary of the date of grant and the other 50% being released following the second anniversary. This share award will be adjusted to take account of the proposed rights issue; see footnote 9 on page .
6. The comparator 2005 fee for Mr Farmer of £59,250 comprises his basic non-executive director fee of £39,250 and further fees of £20,000 in respect of additional responsibilities he undertook, at the special request of the Board and for a limited period, relating to additional non-executive review and advisory responsibilities in relation to a review of the Process Systems business.
7. Mr Green was appointed to the Board of directors on 1 January 2005 and therefore his fees for 2005 relate to the period from this date to 31 March 2005.
8. Mr Haythornthwaite retired from the Board of directors on 21 July 2005 and his emoluments relate to the period from 1 April 2005 to this date. Mr Haythornthwaite did not receive a compensation payment on leaving. For the period 1 April 2005 to the date of termination, Mr Haythornthwaite remained eligible to participate in the Executive Bonus Plan; this bonus was calculated pro rata based on time employed to date of termination and based on actual performance achieved against the bonus score card.
9. The aggregate emoluments of all directors for the year ended 31 March 2006 were £4,215,596 (2005: £5,144,986).

Directors' interests

Ordinary shares

The interests of the directors in the shares of the Company are set out below:

	At 31 March 2006 (or at date of cessation if earlier) Ordinary Shares of 1p each	At 1 April 2005 (or at date of appointment if later) Ordinary shares of 1p each
L E Farmer	3,250	3,250
M J B Green	50,000	–
J-C Guez	167,330	167,330
A N Hennah	182,776	182,776
U C I Henriksson	1,000,000	1,000,000
M Jay	33,333	33,333
A E Macfarlane	12,187	12,187

Notes
1. The mid-market price of an ordinary share on 31 March 2006 was 23p. Between 1 April 2005 and 31 March 2006, the highest mid-market price was 23.75p and the lowest mid-market price was 10p.
2. All interests referred to above are beneficial.
3. There have been no changes in the interests of directors in ordinary shares between 31 March 2006 and 24 May 2006.
4. Full details of the directors' interests in the Company's ordinary shares are contained in the Register of Directors' Interests which is kept by the Company and is open to inspection in accordance with the provisions of the Companies Act 1985. This includes rights granted under the Company's various share schemes as detailed in the following section.

Share schemes

Share options

Details of options in respect of the Company's ordinary shares for individual directors are set out below:

	Notes	Option type	At 1 April 2005	Granted	Lapsed	At 31 March 2006 (or at date of cessation if later)	Exercise price per share p	Date from which first exercisable	Expiry date
R N Haythornthwaite	4	Executive	927,527	–	927,527	–	97.03	N/A	N/A
		Executive	1,365,122	–	1,365,122	–	96.70	N/A	N/A
			2,292,649		2,292,649	–			
A N Hennah		Executive	1,194,196	–	–	1,194,196	61.24	4 Dec 05	3 Dec 12
		Sharesave	21,438	–	–	21,438	41.43	1 Apr 06	30 Sep 06
			1,215,634			1,215,634			
U C I Henriksson	5	Executive	5,000,000	–	–	5,000,000	16.55	50% 21 Nov 05	31 May 14
								50% 21 May 07	31 May 14
			5,000,000	–	–	5,000,000			

Long term incentive awards

Details of awards over ordinary shares in the Company granted under the LTIP for individual directors are set out below:

	Notes	At 1 April 2005	Granted	Lapsed	At 31 March 2006 (or at date shown if later)	Performance period	Release date/period
R N Haythornthwaite	4	3,600,251	–	1,093,872	2,506,379	20 Jun 03 – 19 Jun 06	20 Jul 06 – 19 Aug 06
A N Hennah		444,697	–	444,697	–	4 Dec 02 – 3 Dec 05	N/A
		2,181,971	–	–	2,181,971	20 Jun 03 – 19 Jun 06	20 Jun 08 – 19 Sept 08
		–	10,234,542	–	10,234,542	22 Jul 05 – 21 Jul 08	50% 22 Jul 08 – 21 Oct 08
							50% 22 Jul 09 – 21 Oct 09
		2,626,668	10,234,542	444,697	12,416,513		
U C I Henriksson	5	3,165,034	–	–	3,165,034	24 Jun 04 – 23 Jun 07	24 Jun 09 – 23 Sept 09
		–	15,351,812	–	15,351,812	22 Jul 05 – 21 Jul 08	50% 22 Jul 08 – 21 Oct 08
							50% 22 Jul 09 – 21 Oct 09
		3,165,034	15,351,812	–	18,516,846		

None of the LTIPS awards vested in the period

Restricted share awards

Details of restricted share awards over ordinary shares in the Company granted to individual directors are set out below:

	Notes	At 1 April 2005	Granted	Lapsed	At 31 March 2006	Release date
U C I Henriksson	5	4,000,000	–	–	4,000,000	50% 25 May 2006
						50% 21 May 2007

Notes

1. No options were exercised by directors or shares released under the LTIP during the years ended 31 March 2005 and 31 March 2006.
2. The details of the share schemes, including performance conditions which apply (if any), are set out in the following notes 4, 5, 6, 7 and 8.
3. There have been no changes in the interests of directors over share options or LTIP awards between 31 March 2006 and 24 May 2006.
4. As reported last year, the award granted to Mr Haythornthwaite in June 2003 did not lapse on cessation of employment but was preserved pro rata, and remains subject to performance conditions measured over the entire three-year performance period. The normal subsequent holding period would be reduced to one month. All other executive share options lapsed on cessation of employment in accordance with the rules of the relevant scheme.
5. The exercise of the option and release of the restricted shares is contingent on continued employment until the relevant date or, at the discretion of the Committee, leaving in certain compassionate circumstances. The restricted shares must be retained until the second anniversary of their vesting except as necessary to meet his tax liabilities. Like the awards they replaced, the option and restricted shares are not subject to performance conditions.
Under the terms on which the restricted share award was made, the first two million shares were expressed to vest on 21 November 2005, subject to an obligation to retain the shares (except any necessary sale to meet his tax liabilities) until 20 November 2007. Following a delay in effecting the vesting and a subsequent dealing prohibition which prevented the vesting of these shares, it has been agreed with Mr Henriksson that the shares will vest on 25 May 2006 (subject to the retention obligation stated). Mr Henriksson intends to take up his rights under the proposed rights issue in respect of the after tax number of such shares.
6. Other than that granted to Mr Henriksson, the above Executive share options were granted under the Invensys 1998 Senior Executive Share Option Scheme. Options granted under this scheme are normally exercisable between the third and tenth anniversaries of the date of grant provided that the relevant performance condition has been met. The performance condition which applies is TSR which is calculated as the percentage variance in the price of shares and the value of reinvested net dividend payments over the performance period compared to that of a group of comparator companies ('Peer Group') selected at the discretion of the Committee. The performance period will be the period of three, four or five years commencing on the date of grant of the option. On the third anniversary of the date of grant, each constituent of the Peer Group will be ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group will determine the number of shares awarded. Invensys must rank at the median position in order for 40% of the shares under option to become exercisable, rising to all of the shares if the upper quartile position is achieved. Between these positions, the shares under option will vest on a straight-line basis. If the Company does not meet the performance condition in full at the first measurement, then it will be re-tested, from a fixed base, in years four and five. If the median position has not been achieved by the end of the fifth year, the option will lapse. The Peer Group are the companies that comprise the FTSE 100 Index on the dealing day preceding the date of grant.
7. The Sharesave options were granted under the Invensys Savings Related Share Option Scheme. These options are not subject to a performance condition as this is an all-employee share scheme governed by specific tax legislation.
8. The LTIP awards granted under the Invensys 1998 Senior Executive Long Term Incentive Plan are normally subject to a three-year performance period, commencing on the date of award, followed by a retention period. For awards granted prior to 2005 the retention period was two years; for awards made on or after 22 July 2005 50% of any shares vesting on satisfaction of the performance requirements will be released at the end of the performance period with the other 50% being deferred for one year. The following performance requirements apply: TSR Test
(a) awards granted prior to 28 May 2003: TSR ranked against a Peer Group, selected at the discretion of the Remuneration Committee (with no re-testing opportunities). TSR must rank at the median position (when the Peer Group is ranked in descending order of TSR) in order for 50% of the shares subject to the award to be available (subject to the retention period), rising to 100% of the shares if the upper quartile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The peer group selected for the relevant grant was as follows:
   - Award dated 4 December 2002: the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and

   (b) awards granted after 28 May 2003: the same TSR performance test that applies to awards granted prior to this date, save that 25% of the shares subject to the award will be available (subject to the retention period), if TSR ranks at the median position (when the peer group is ranked in descending order of TSR), rising to 100% of the shares if the upper decile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The Peer Groups selected for the relevant awards are as follows:
   - Awards granted on 20 June 2003, 13 November 2003, 24 June 2004, 30 September 2004, 1 December 2004 and 21 December 2004: the companies that comprised the FTSE Mid 250 Index on the date of grant; and
   - Awards granted on 22 July 2005, 10 November 2005 and 27 February 2006: ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group & Yokagawa.

   Overall performance test: (a) awards granted prior to 22 July 2005: the Remuneration Committee must be satisfied that there has been a sustained delivery over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness; and (b) for awards granted on or after 22 July 2005 that two underpins have been met; (i) achievement of stretching internal free cash flow targets and (ii) efficient management of legacy liability items.
9. In accordance with the rules of the various share schemes, all outstanding options and share awards (including the Overlay Bonus described in footnote 5 on page [illegible]) will be adjusted to take account of the proposed rights issue in such manner as the Board may consider appropriate.

Directors' pension entitlements

For the year ended 31 March 2006 Executive directors participate in defined benefit (Mr Hennah), cash allowance (Mr Henriksson) and defined benefit/cash (Mr Haythornthwaite until his departure on 22 July 2005) pension arrangements sponsored by the Company. The defined benefit schemes provide benefits based on salary at or near retirement and are part externally funded and part reserved for within the Company. The amounts of cash allowances are specified in the notes to the Directors' remuneration table on page [illegible].

The following table gives details of the individual directors' pension values for the year ended 31 March 2006, including the disclosures required by the Listing Rules of the UK Listing Authority:

	Notes	Accrued pension at year ended 31 March 2006 £ per annum	Increase in accrued pension £ per annum	Transfer value of accrued pension £ per annum	Transfer value of accrued pension at end of previous year £'000	Change in transfer value over year less any contributions made £'000	Increase in accrued pension, excluding inflation (a) £ per annum	Transfer value of increase (a) less any contributions made £'000
R N Haythornthwaite	1	14,051	1,522	181	142	39	1,184	15
A N Hennah	2	38,750	10,636	462	301	161	9,877	118

Notes

1. The benefits shown for Mr Haythornthwaite relate to his participation in the approved pension scheme up to the Inland Revenue earnings limit. With respect to his earnings above that limit, £48,738 was paid to an unapproved money purchase scheme together with the supplementary pension payment as set out in the table headed Directors' remuneration on page [ ].
2. Mr Hennah chose to cease membership of the Invensys Pension Scheme ('IPS') with effect from 31 March 2006. In place of participation in the IPS, Mr Hennah has elected to receive a salary supplement of 30% of salary effective from 1 April 2006.
3. The changes in transfer values over the year reflect any changes in pensionable pay and the service of each director. They also take into account changes in the actuarial assumptions, particularly those related to equity and bond returns.
4. All benefits are due at age 60.
5. Pensions in payment are guaranteed to increase by the level of inflation subject to a maximum increase of 5% per annum.
6. For death before retirement a spouse's pension of two-thirds of the member's prospective pension is payable, if applicable, plus a capital sum of four times the member's salary. For death after retirement a spouse's pension of two-thirds of the member's pension is payable plus the balance of a five year guarantee if applicable. In the event of death after leaving service but before commencement of pension a spouse's pension of two-thirds of the accrued preserved pension is payable plus a capital sum of five times the accrued preserved pension. In all circumstances childrens' allowances are also payable if applicable.

Directors' report

The directors submit their report and the audited accounts for the year ended 31 March 2006 as set out on pages [ ] to [ ].

Activities and review for the year

The principal activities and review for the year are contained on pages [ ] to [ ].

Dividends

The directors do not recommend a dividend (2005: nil). The Company has a significant deficit on distributable reserves and therefore is unlikely to be able to pay dividends for the foreseeable future.

Board of directors

The current directors of the Company and their biographical details are given on page [ ]. A statement of their remuneration and interests in the ordinary shares of the Company are set out in the Remuneration report on pages [ ] to [ ]. Richard Haythornthwaite resigned as Chief Executive at the Company's Annual General Meeting on 21 July 2005 and Ulf Henriksson succeeded him as Chief Executive of the Company. All other directors served throughout the year.

Adrian Hennah will be resigning as Chief Financial Officer of the Company on 16 June 2006 and will be replaced by Steve Hare, who will be joining the Board on 21 July 2006. Larry Farmer will step down from the Board at the Annual General Meeting and will be replaced by Michael Parker, who joined the Board on 24 May 2006.

Martin Jay and Jean-Claude Guez retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting. Andrew Macfarlane will retire by rotation at the Annual General Meeting and will not seek re-election. Mr Hare, who will be joining the Board on 21 July 2006 and Mr Parker who, as noted above, joined the Board on 24 May 2006, will retire and offer themselves for election at the Annual General Meeting. Mr Hare has a service contract, details of which are given on page [ ]. Mr Parker is a non-executive director and as such does not have a service contract.

Directors' indemnity and insurance

In accordance with the Articles of Association, the Company has provided to all the directors an indemnity (to the extent permitted by the new provisions of the Companies Act 1985 that came into force on 6 April 2005) in respect of liabilities incurred as a result of their office, and the Company has taken out an insurance policy in respect of those liabilities for which directors may not be indemnified. Neither the indemnity nor insurance provides cover in the event that the director is proved to have acted dishonestly or fraudulently.

Acquisitions and disposals

During the year the Group made no material acquisitions. The following disposals have taken place in the year to 31 March 2006:

	Proceeds £m	Proportion disposed	Effective date of disposal
Lambda	134	100%	September 2005
ABS EMEA	85	100%	July 2005
Other disposals	4	100%	various
	223		

The discontinued businesses contributed revenue of £256 million and an operating profit of £20 million in the year.

Substantial shareholders

As at 24 May 2006 (being the latest practicable date prior to the publication of this document) the Company had been notified on the respective dates below of the following interests in its ordinary shares, pursuant to Section 198 of the Companies Act 1985:

Name	Date of notification	% of issued share capital
Brandes Investment Partners, LP	10 April 2006	17.92
Standard Life Investments	1 May 2006	~~12.094~~ 9.979 (material and non-material interests)*
The Capital Group Companies, Inc	17 March 2006	4.801
HBOS plc	15 December 2005	4.181
Legal and General Group plc	11 November 2005	3.05

* The material interests in the issued share capital of the Company being 6.043% on 10 March 2006.

Supplier payment policy

It is the policy of the Group that subsidiary companies should develop long-term relationships with suppliers and establish terms of trade consistent with established practice in their country of operation, and to ensure that suppliers are aware of the terms of payment and that such terms are followed. The Company is a holding company and has no trade creditors.

Employee policy and development

Information concerning employees and their remuneration is given in note 6 to the accounts. The Group seeks to ensure that fair consideration is given to applications for employment received from disabled persons and to ensure continued employment, training and advancement where possible of employees who are or become temporarily or permanently disabled.

The Company also recognises the need to provide information on matters of concern to employees. To satisfy that need, the Company provides employees with published financial and economic information through its consultative procedures.

General information

Group donations to charities and community causes worldwide were £0.3 million (2005: £0.5 million), with UK charities receiving £0.1 million (2005: £0.1 million). No donations were made to political parties (2005: £nil). In view of the financial circumstances of the Company, its charitable cash donations have further reduced over the last year. However, many of the Group's subsidiaries are influential companies and important employers in their own countries or localities. Whilst corporate donations and sponsorships have reduced overall, it is believed to be in the best interests of the Group for those companies' community involvement to be maintained at reasonable levels. The Group carries out research and development in support of its activities. During the year expenditure on the research and development of new products and processes amounted to £110 million (2005: £124 million).

Auditors

Ernst & Young LLP have expressed their willingness to continue in office as auditors and resolutions proposing their reappointment and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

Disclosure of information to auditors

The directors confirmed, so far as each is aware, there is no relevant audit information (as defined in Section 234ZA(2)(b) of the Companies Act 1985) of which the Company's auditors are unaware, and each Director has taken all steps that he ought to have taken as a director in order to make himself aware of, and to establish that the auditors are aware of, any relevant information.

Post balance sheet events

Proposed refinancing

The Group proposes a refinancing including an underwritten rights issue and the restructuring of the Group's senior debt facilities, details of which are to be sent to shareholders. The refinancing will be conditional on shareholder approval at an EGM to be held on 14 June 2006.

Disposal of IBS

On 24 May 2006, Invensys signed an agreement to sell its IBS business to Schneider Electric SA for a gross cash consideration of £[illegible] million. 157

Annual General Meeting

The Annual General Meeting of the Company will be held on Thursday 3 August 2006 at 11am. The separate circular including the notice of meeting sent to all shareholders gives full details of the meeting and the resolutions to be proposed.

By order of the Board

Victoria Hull
General Counsel & Company Secretary
24 May 2006

Statement of directors' responsibilities in respect of the preparation of the accounts

The directors are responsible for preparing the Annual report and the financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards as adopted by the European Union.

The directors are required to prepare financial statements for each financial year which present fairly the financial position of the company and of the Group and the financial performance and cash flows of the Company and of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance
- state that the company has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities. The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the accounts.

Contents of the financial statements

Independent auditors' report

to the shareholders of Invensys plc

We have audited the Group financial statements (the 'financial statements') of Invensys plc for the year ended 31 March 2006 which comprise the Consolidated income statement, Consolidated balance sheet, Consolidated cash flow statement, Consolidated statement of recognised income and expense, Accounting policies, the related Notes 1 to 36 and the list of Principal subsidiaries as at 31 March 2006. These financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the Parent company financial statements of Invensys plc for the year ended 31 March 2006 and the information in the Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union as set out in the Statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view, the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation and the information given in the Directors' report is consistent with the financial statements. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual report and consider whether it is consistent with the audited financial statements. This other information comprises the Chairman's statement, the Chief Executive's statement, Business review, Corporate social responsibility statement, Board of directors, Corporate governance statement, Remuneration report, Statement of directors' responsibilities, Financial summary, listing of Principal subsidiaries as at 31 March 2006 and Shareholder information. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the financial statements.

Ernst & Young LLP
Registered Auditor
London
24 May 2006

Consolidated income statement

For the year ended 31 March	Notes	2006 £m	2005 £m
Continuing operations			
Revenue	2,3	**2,457**	2,359
Operating expenses before exceptional items		**(2,266)**	(2,194)
Operating profit before exceptional items	2,3	**191**	165
Exceptional items	3	**(60)**	(189)
Operating profit/(loss)		**131**	(24)
Foreign exchange (losses)/gains	7	**(33)**	16
Finance costs	8	**(150)**	(156)
Finance income	8	**31**	19
Other finance charges – IAS 19	25	**(5)**	(15)
Loss before taxation		**(26)**	(160)
Taxation – UK	9	**4**	25
Taxation – overseas	9	**(16)**	(15)
Loss after taxation – continuing operations		**(38)**	(150)
Profit after taxation – discontinued operations	10	**60**	44
Profit/(loss) for the year		**22**	(106)
Attributable to:			
Equity holders of the parent		**19**	(95)
Minority interests		**3**	(11)
		22	(106)
(Loss)/earnings per share			
Continuing operations			
Loss per share (basic and diluted)	11	**(0.7)p**	(2.4)p
Discontinued operations			
Earnings per share (basic and diluted)	11	**1.0p**	0.7p
Total Group			
Earnings/(loss) per share (basic and diluted)	11	**0.3p**	(1.7)p

Consolidated balance sheet

At 31 March	Notes	2006 £m	2005 £m
ASSETS			
Non-current assets			
Property, plant and equipment	12	**348**	434
Intangible assets – goodwill	13	**222**	310
Intangible assets – other	14	**81**	83
Deferred income tax assets	15	**8**	10
Amounts due from contract customers	18	**7**	9
Other receivables	19	**34**	35
Other financial assets	16	**18**	17
Pension asset	25	**42**	39
		760	937
Current assets			
Inventories	17	**212**	257
Amounts due from contract customers	18	**161**	176
Trade and other receivables	19	**583**	680
Cash and cash equivalents	20	**450**	638
Current income tax receivable		**4**	–
Derivative financial instruments	22	**4**	–
		1,414	1,751
Assets held for sale	23	**54**	–
TOTAL ASSETS		**2,228**	2,688
LIABILITIES			
Non-current liabilities			
Borrowings	21	**(1,191)**	(1,410)
Provisions	24	**(98)**	(78)
Deferred income tax liabilities	15	**(17)**	(21)
Amounts due to contract customers	18	**(26)**	(20)
Other payables	26	**(13)**	(14)
Pension liability	25	**(531)**	(613)
		(1,876)	(2,156)
Current liabilities			
Trade and other payables	26	**(600)**	(646)
Amounts due to contract customers	18	**(148)**	(118)
Borrowings	21	**(11)**	(30)
Derivative financial instruments	22	**(2)**	–
Current income tax payable		**(62)**	(83)
Provisions	24	**(97)**	(131)
		(920)	(1,008)
Liabilities held for sale	23	**(25)**	–
TOTAL LIABILITIES		**(2,821)**	(3,164)
NET LIABILITIES		**(593)**	(476)
Capital and reserves			
Equity share capital	27, 28	**57**	57
Other reserves	28	**3,881**	3,873
Retained earnings	28	**(4,597)**	(4,539)
Equity holders of parent		**(659)**	(609)
Minority interests	28	**66**	133
TOTAL EQUITY		**(593)**	(476)

These accounts were approved by the directors on 24 May 2006 and are signed on their behalf by:

M Jay	**U Henriksson**	**A N Hennah**
Chairman	Chief Executive	Chief Financial Officer

Consolidated balance sheet

At 31 March	Notes	2006 £m	2005 £m
ASSETS			
Non-current assets			
Property, plant and equipment	12	**348**	434
Intangible assets – goodwill	13	**222**	310
Intangible assets – other	14	**81**	83
Deferred income tax assets	15	**8**	10
Amounts due from contract customers	18	**7**	9
Other receivables	19	**34**	35
Other financial assets	16	**18**	17
Pension asset	25	**42**	39
		760	937
Current assets			
Inventories	17	**212**	257
Amounts due from contract customers	18	**161**	176
Trade and other receivables	19	**583**	680
Cash and cash equivalents	20	**450**	638
Current income tax receivable		**4**	–
Derivative financial instruments	22	**4**	–
		1,414	1,751
Assets held for sale	23	**54**	–
TOTAL ASSETS		**2,228**	2,688
LIABILITIES			
Non-current liabilities			
Borrowings	21	**(1,191)**	(1,410)
Provisions	24	**(98)**	(78)
Deferred income tax liabilities	15	**(17)**	(21)
Amounts due to contract customers	18	**(26)**	(20)
Other payables	26	**(13)**	(14)
Pension liability	25	**(531)**	(613)
		(1,876)	(2,156)
Current liabilities			
Trade and other payables	26	**(600)**	(646)
Amounts due to contract customers	18	**(148)**	(118)
Borrowings	21	**(11)**	(30)
Derivative financial instruments	22	**(2)**	–
Current income tax payable		**(62)**	(83)
Provisions	24	**(97)**	(131)
		(920)	(1,008)
Liabilities held for sale	23	**(25)**	–
TOTAL LIABILITIES		**(2,821)**	(3,164)
NET LIABILITIES		**(593)**	(476)
Capital and reserves			
Equity share capital	27, 28	**57**	57
Other reserves	28	**3,881**	3,873
Retained earnings	28	**(4,597)**	(4,539)
Equity holders of parent		**(659)**	(609)
Minority interests	28	**66**	133
TOTAL EQUITY		**(593)**	(476)

These accounts were approved by the directors on 24 May 2006 and are signed on their behalf by:

M Jay Chairman	**U Henriksson** Chief Executive	**A N Hennah** Chief Financial Officer

Consolidated cash flow statement[1]

For the year ended 31 March	Notes	2006 £m	2005 £m
Operating activities			
Operating profit/(loss):			
Continuing operations	2, 3	**131**	(24)
Discontinued operations	10	**18**	9
Depreciation of property, plant and equipment		**57**	69
Amortisation of intangible assets – other		**14**	13
Provision for impairment/write-down of assets charged to operating profit/(loss)		**19**	91
Loss on sale of assets and operations		**13**	3
Sale of property, plant and equipment		**2**	2
Sale of subsidiaries – continuing operations		**2**	–
Non-cash charge for share-based payment		**8**	2
(Increase)/decrease in inventories		**(9)**	8
Decrease in receivables		**(12)**	31
Increase in net amounts due to contract customers		**51**	34
Increase/(decrease) in creditors and provisions		**(20)**	(43)
Difference between pension contributions paid and amounts recognised in operating profit/(loss)		**(158)**	(83)
Cash generated from operations		**116**	112
Income taxes paid		**(25)**	(76)
Interest paid		**(140)**	(131)
Cash flows from operating activities		**(49)**	(95)
Investing activities			
Interest received		**30**	18
Purchase of property, plant and equipment		**(46)**	(58)
Expenditure on intangible assets – other		**(22)**	(18)
Purchase of subsidiaries		**(1)**	(1)
Sale of subsidiaries		**206**	381
Cash disposed of on sale of subsidiaries		**(24)**	(18)
Purchase of minority interests		**–**	(1)
Dividends paid to minority interests		**(4)**	(14)
Cash flows from investing activities		**139**	289
Financing activities			
Repayment of short-term borrowings		**(25)**	(52)
New long-term borrowings		**45**	226
Repayment of long-term borrowings		**(320)**	(284)
Capital element of finance lease repayments		**(5)**	(1)
Cash flows from financing activities		**(305)**	(111)
Net increase in cash and cash equivalents		**(215)**	83
Cash and cash equivalents at beginning of year		**638**	562
Net foreign exchange difference		**27**	(7)
Cash and cash equivalents at end of year	20	**450**	638

[1] Further information on the consolidated cash flow statement is set out in note 31.

Consolidated statement of recognised income and expense

For the year ended 31 March	Notes	2006 £m	2005 £m
Income and expense recognised directly in equity			
Gains on valuation of available-for-sale investments		**2**	–
Cash flow hedges:			
Gains taken to equity		**2**	–
Transferred to income statement for the year		**(2)**	–
Exchange differences on translation of foreign operations		**6**	(8)
Foreign exchange (gain)/loss transferred on disposal of operations	10	**(1)**	3
Actuarial loss recognised on defined benefit pension schemes	25	**(88)**	(50)
Taxation on items taken directly to or transferred from equity	9	**(1)**	–
Net expense recognised directly in equity		**(82)**	(55)
Profit/(loss) for the year		**22**	(106)
Total recognised expense for the year		**(60)**	(161)
Attributable to:			
Equity holders of the parent		**(65)**	(144)
Minority interests		**5**	(17)
		(60)	(161)

Effect of changes in accounting policy:	
Net gain on cash flow hedges on first-time adoption of IAS 39	**4**
Net gain on available-for-sale investments on first-time adoption of IAS 39	**6**
	10
Attributable to:	
Equity holders of the parent	**7**
Minority interests	**3**
	10

Accounting policies

Statement of compliance

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and in accordance with the Companies Act 1985.

The financial statements have been presented in accordance with IAS 1, Presentation of Financial Statements. Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group has adopted a format consistent with previous GAAP (UK GAAP) requirements.

Basis of preparation

This is the first year in which the Group has prepared its financial statements under IFRSs and the comparatives have been restated from UK Generally Accepted Accounting Practice (UK GAAP) to comply with IFRSs. The Group issued a press release on 19 May 2005 setting out its preliminary IFRS financial statements for the year ended 31 March 2005.

The principal effects of changing from UK GAAP to IFRS, including reconciliations between the IFRS and UK GAAP financial information, are set out in note 34 to these financial statements.

The accounting policies which follow set out the policies that have been applied in preparing the financial statements for the year ended 31 March 2006. Where the Group has applied different policies for part of the period since its transition to IFRSs on 1 April 2004, this is explained in note 34.

The significant measurement bases applied in preparing the financial statements are explained in the accounting policies below.

Basis of consolidation

The consolidated financial statements comprise Invensys plc and its subsidiaries together with the Group's share of the results of its associates for the financial year to 31 March each year. The financial statements of subsidiaries are prepared for the same reporting year as the Parent company, using consistent accounting policies.

All intragroup balances and transactions have been eliminated.

The results of subsidiaries sold or acquired during the year are consolidated up to, or from, the date control passes.

The Group's investments in its associates are accounted for using the equity method of accounting. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture. Under the equity method, the investment in an associate is carried in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associate, less any impairment in value. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses this, when applicable in the reconciliation of movements in equity.

The financial statements of the associate are used by the Group to apply the equity method. The financial statements of associates are prepared as of the same date as the Group's financial statements and use consistent accounting policies.

All business combinations are accounted for using the purchase method. The cost of the business combination is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Exceptional items

Exceptional items are items of income and expense that are material and relevant to an understanding of the Group's financial performance and may be operating or non-operating in nature. Such items are presented separately on the face of the income statement and analysed in the Notes to the financial statements.

Foreign currencies

The presentation currency of the Group and functional currency of Invensys plc is sterling.

Accounting policies (continued)

The financial statements for each of the Group's subsidiaries and associates are prepared using their functional currency. The functional currency is the currency of the primary economic environment in which an entity operates.

Foreign currency transactions
Transactions in foreign currencies are translated at the exchange rates ruling at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the balance sheet date. Exchange differences arising are recognised in the income statement unless:

i) the monetary assets or liabilities to which they relate form the hedging instrument in a cash-flow hedging relationship that qualifies for hedge accounting; or

ii) the monetary assets or liabilities to which they relate form part of a net investment in a foreign operation;

in which case they are recognised directly in equity.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Non-monetary assets and liabilities measured at fair value in a foreign currency are translated at the rates prevailing when the fair value was determined. Gains and losses arising on retranslation are included in the income statement for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

Financial statements of foreign operations
The trading results of overseas subsidiaries and associates are translated into sterling at average rates of exchange ruling during the year. Assets and liabilities of overseas subsidiaries, including goodwill, are translated into sterling at closing rates of exchange ruling at the balance sheet date. All resulting exchange differences are recognised directly in a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated income statement, as part of the profit or loss on sale.

Translation differences that arose before the date of transition to IFRS are presented in equity but not as a separate component. When the foreign operation is sold, these cumulative exchange differences are not recognised in the income statement.

Revenue
Composition of revenue
Revenue comprises the invoiced value of goods and services supplied by the Group excluding intragroup transactions, sales by associated undertakings and sales taxes. Revenue relating to construction contracts, including long-term service provision contracts, represents the value of work performed during the year determined by reference to the stage of completion of the contract.

Recognition of revenue and profits
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The specific methods used to recognise the different forms of revenue earned by the Group are set out below.

- *Sale of goods*

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be reliably measured.

Profit is recognised at the time of sale.

- *Construction contracts and rendering of services*

Revenue from construction contracts, including long-term service provision contracts, is recognised by reference to the stage of completion of contract activity at the balance sheet date. This is normally determined by the proportion that contract costs incurred to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. If the nature of a particular contract means that costs incurred do not accurately reflect the progress of contract activity, an alternative approach is used such as the achievement of pre-determined contract milestones.

Accounting policies (continued)

Profit attributable to contract activity is recognised if the final outcome of such contracts can be reliably assessed. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

Revenue from services provided on a short-term or one-off basis is recognised when the service is complete.

Research and development
All research expenditure is expensed as incurred. Development expenditure is expensed as incurred unless it meets the criteria for recognition as an intangible asset (see policy below on Other intangible assets).

Pension costs and other post-retirement benefits
For defined benefit plans, the service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance charges – IAS 19. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised income and expense in the year, together with differences from changes in assumptions. The net surplus or deficit on defined benefit pension schemes is reported on the balance sheet within the pension asset or liability.

For defined contribution schemes the amount charged to the income statement in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Goodwill
On a business combination, the net fair value of the identifiable assets, liabilities and contingent liabilities is assessed and adjustments are made to bring the accounting policies of businesses acquired into alignment with those of the Group. The excess of the price paid over the Group's interest in the fair value of identifiable net assets acquired is included in intangible assets as goodwill. Any costs of integrating the acquired business are taken to the income statement.

Goodwill arising on business combinations before 1 April 2004 has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Goodwill is not amortised but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired, and it is subsequently carried at cost less accumulated impairment losses. The Group's policy on testing assets for impairment is set out under 'Impairment of assets' below.

Gains and losses on the disposal of a business include the carrying amount of goodwill relating to the business sold.

Internally generated goodwill is not recognised as an asset.

Other intangible assets
Other intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value at acquisition date. The cost of separately acquired intangible assets, including computer software, comprises the purchase price and any directly attributable costs of preparing the asset for use. Amortisation begins when an asset is available for use and is calculated on a straight-line basis to allocate the cost less residual value of assets over their estimated useful lives using the following annual rates:

Development costs	10 to 25%
Computer software costs	10 to 25%
Patents, trademarks and licenses	Shorter of period of the agreement or 15 years

Useful lives are examined on an annual basis and adjustments, where applicable are made on a prospective basis. No intangible assets other than goodwill are considered to have indefinite useful lives.

Accounting policies (continued)

Expenditure incurred on development projects is capitalised as an intangible asset if it meets the recognition criteria set out in IAS 38, Intangible Assets. These require it to be probable that the expenditure will generate future economic benefits and can be measured reliably. To meet these criteria, it is necessary to be able to demonstrate, among other things, the technical feasibility of completing the intangible asset so that it will be available for use or sale.

Costs incurred in the preliminary stage of a development project are considered to be research costs, and are recognised in the income statement as incurred. These costs are incurred to determine the product concepts and alternatives, evaluate the alternatives and related risks, assess the technical feasibility of concepts, make the final selection from the possible alternatives and prepare the high level design and project planning. The costs incurred in the following development stage for substantially new or improved products are assessed against the IAS 38 criteria and considered for recognition as an asset when they meet those criteria. These costs are generally incurred in developing the detailed product design, software configuration and software interfaces; the coding of software, building of prototypes and integration of the software with hardware; and testing and releasing the product to manufacture and pilot production.

Development expenditure directed towards incremental improvements in existing products does not qualify for recognition as an intangible asset.

In general the costs of developing software products that are sold in packaged form and not integrated and sold with hardware are not recognised as intangible assets. The uncertainties associated with the functionality of these products mean that technical feasibility is achieved only immediately prior to or after field trial tests at customer sites. As a result minimal or no costs are considered to meet the IAS 38 criteria for recognition.

Property, plant and equipment

Items of property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment comprises purchase price and directly attributable costs.

Items of property, plant and equipment are depreciated to their residual values on a straight-line basis over their estimated useful lives at the following rates applied to original cost.

Freehold land	Nil
Freehold buildings	2 to 2.5%
Leasehold properties	Over the period of the lease
Plant and equipment	7 to 35%

Useful lives and residual values are examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that any asset (excluding goodwill) may be impaired. Goodwill is tested for impairment annually whether or not there is any indication of impairment. Goodwill was also impairment tested at the date of transition to IFRS. If there is an indication of impairment, the Group makes an estimate of the asset's recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is written down to its recoverable amount and an impairment loss is recognised in the income statement.

An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets the recoverable amount of the cash generating unit to which the asset belongs is determined.

The calculation of an asset's value in use uses a discount rate that reflects the asset specific risks and the time value of money.

Leased assets

Assets held under finance leases are capitalised and included in property, plant and equipment at fair value or, if lower, the present value of the minimum lease payments. Capitalised leased assets are subsequently depreciated over the shorter of the lease term or the asset's useful life. Obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate within creditors. Lease payments are apportioned

Accounting policies (continued)

between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Other leases are classified as operating leases. Lease payments, including any premium paid at the outset of the lease, made under operating leases are recognised as an expense over the lease term on a straight-line basis.

Inventories

Inventories are valued at the lower of cost and estimated net realisable value. Provision is made for obsolete and slow-moving items. Cost comprises the cost of raw materials, determined on a first-in, first-out cost basis, and an appropriate proportion of labour and manufacturing overheads based on normal operating capacity, to reflect the costs incurred in bringing the product to its present location and condition.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, call deposits and other short-term liquid investments with original maturities of three months or less.

Cash and short-term deposits at the balance sheet date are deducted from bank loans and overdrafts where formal rights of set-off exist.

Taxation

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognised for all taxable temporary differences:

- except where the deferred income tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognised only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Accounting policies (continued)

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Financial instruments

Derivative financial instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when designated as hedges at the inception of the contract. The Group does not hold or issue derivative financial instruments for financial trading purposes.

All derivative financial instruments are recognised at fair value in the balance sheet. The fair values of forward foreign exchange contracts and interest rate swaps are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The designation of derivative financial instruments as hedges is carried out according to the Group's risk management policies. Hedges fall into three categories:

(a) Fair value hedges, which hedge the exposure to changes in the fair value of a recognised asset or liability;

(b) Cash flow hedges, which hedge exposure to variability in cash flows that is attributable to either a particular risk associated with a recognised asset or liability or a highly probable forecast transaction; or the foreign currency risk of a firm commitment; and

(c) Net investment hedges, which hedge exposure to changes in the value of the Group's net investment in foreign operations due to foreign currency exposure.

The accounting treatment for these categories is outlined below:

- *Fair value hedges*

When the hedging instrument is remeasured at fair value, any resulting gain or loss is recognised in the income statement. Any gain or loss on the hedged item that is attributable to the hedged risk is adjusted against the carrying amount of the hedged item and similarly recognised in the income statement.

- *Cash flow and net investment hedges*

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in equity. Any ineffective portion of the gain or loss is recognised in the income statement. When a hedged cash flow related to a hedged item results in the recognition of a non financial asset or liability, the associated gains or losses previously recognised in equity are included in the initial measurement of the asset or liability. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged item affects the income statement (on disposal of the hedged investment in the case of a net investment hedge).

Any gains or losses arising from changes in fair value of derivative financial instruments that do not qualify as hedges are recognised in the income statement.

Derivative instruments held by the Group's pension and post-retirement benefit schemes are accounted for within the schemes themselves and are reflected in the Group financial statements within the amounts reported for those schemes.

Where borrowings are used to hedge the Group's net investment in foreign operations, the portion of the gain or loss on the borrowings that is determined to be an effective hedge, in accordance with IAS 39, is recognised in equity.

Other financial assets

Other financial assets are measured as follows:

(a) At fair value for available-for-sale financial assets. Gains and losses are recognised in equity except for impairment losses, interest and dividends arising from these assets which are recognised in the income statement.

(b) At amortised cost, using the effective interest rate method, for held-to-maturity financial assets.

Trade and other receivables are measured at amortised cost less any provision for impairment. Trade and other receivables are discounted when the time value of money is considered material.

Accounting policies (continued)

Debt instruments
All loans and borrowings are initially recognised at fair value of the consideration received less directly attributable issue costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation of any difference between the initially recognised amount and the maturity amount. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial instruments
A financial instrument is derecognised when the Group no longer controls the contractual rights that comprise the financial instrument.

- *Financial assets*

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a 'pass-through' arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay. Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

- *Financial liabilities*

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

Share-based payment
The Group operates various equity-settled and cash-settled share schemes. For equity-settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date using the Black-Scholes option pricing model and recognised in the consolidated income statement, together with a corresponding increase in shareholders' equity, on a straight-line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. Market conditions are those conditions that are linked to the share price of the Company. ✓

For equity-settled share award schemes, the fair value is calculated based on the share price at the grant date and, where applicable, any market vesting conditions and expensed over the vesting period based on the number of shares expected to vest. No expense is recognised for awards that do not ultimately vest, with the exception of awards where vesting is conditional upon a market condition; these are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are met.

Accounting policies (continued)

For cash-settled share awards, the services received from employees are measured at the fair value of the liability and recognised in the consolidated income statement on a straight-line basis over the vesting period. The fair value of the liability is remeasured at each reporting date and at the date of settlement with changes in fair value recognised in the consolidated income statement.

New standards and interpretations not applied

During the year, the IASB and IFRIC have issued the following standards and interpretations with an effective date after the date of these financial statements:

International Accounting Standards (IAS / IFRSs)		Effective date – financial periods beginning on or after
IFRS 1	Amendment relating to IFRS 6	1 January 2006
IFRS 4	Insurance Contracts (Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts)	1 January 2006
IFRS 6	Exploration for and Evaluation of Mineral Assets	1 January 2006
IFRS 6	Amendment relating to IFRS 6	1 January 2006
IFRS 7	Financial Instruments: Disclosures	1 January 2007
IAS 1	Amendment – Presentation of Financial Statements: Capital Disclosures	1 January 2007
IAS 19	Amendment – Actuarial Gains and Losses, Group Plans and Disclosures	1 January 2006
IAS 21	Amendment to IAS 21 – The Effects of Change in Foreign Exchange Rates: Net Investment in a Foreign Operation	1 January 2006
IAS 39	Fair Value Option	1 January 2006
IAS 39	Cash Flow Hedge Accounting	1 January 2006
IAS 39	Amendment to IAS 39 and IFRS 4 – Financial Guarantee Contracts	1 January 2006

International Financial Reporting Interpretations Committee (IFRIC)		Effective date – financial periods beginning on or after
IFRIC 4	Determining whether an arrangement contains a lease	1 January 2006
IFRIC 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006
IFRIC 6	Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005
IFRIC 7	Applying the Restatement Approach under IAS 39 Financial Reporting in Hyperinflationary Economies	1 March 2006
IFRIC 8	Scope of IFRS 2	1 May 2006
IFRIC 9	Reassessment of Embedded Derivatives	1 June 2006

The Directors do not anticipate that the adoption of these standards and interpretations will have a material impact on the Group financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

Notes to the financial statements

1 General information

The Group financial statements of Invensys plc for the year ended 31 March 2006 were authorised for issue in accordance with a resolution of the directors on 24 May 2006 and the balance sheet was signed on the Board's behalf by Martin Jay, Ulf Henriksson and Adrian Hennah. Invensys plc is a limited company incorporated and domiciled in England & Wales whose shares are publicly traded.

Invensys Group comprises continuing operations and discontinued operations.

Continuing operations consists of the following businesses: Controls, Process Systems, Rail Systems, APV and Eurotherm. The principal activities of each of the continuing operations businesses are as follows:

- the Controls business provides components, systems and services used in appliances, heating, air conditioning/cooling, refrigeration and safety products across a wide range of industries in residential and commercial markets, together with utility monitoring services in the UK;
- the Process Systems business designs, manufactures, installs, tests and commissions software and computer-based hardware for the automation and regulation of plant operations, the management of certain administrative functions of manufacturing business and simulations of manufacturing process operations;
- the Rail Systems business designs, manufactures, supplies, installs, tests and commissions safety-related rail signalling and control systems and other rail signalling products for mainline, metro and freight railways;
- the APV business provides process equipment, automation solutions, project management and services to food, beverage, personal care, pharmaceutical, chemical and other industrial producers;
- the Eurotherm business provides control, data and measurement instrumentation solutions and services to manage specific parameters of the manufacturing process, such as temperature and pressure, for the global industrial control and process markets.

Further detail on the activities of each of the above continuing operations are given in the Business review. Discontinued operations are explained in note 10.

2 Segmental analysis

Revenue	Total revenue 2006 £m	Intercompany* revenue 2006 £m	External revenue 2006 £m	Total revenue 2005 £m	Intercompany* revenue 2005 £m	External revenue 2005 £m
Business						
Controls	**788**	–	**788**	814	4	810
Process Systems	**729**	**4**	**725**	660	5	655
Rail Systems	**439**	**1**	**438**	412	–	412
APV	**393**	**5**	**388**	364	4	360
Eurotherm	**120**	**2**	**118**	123	1	122
Eliminations	**(11)**	**(11)**	–	(9)	(9)	–
Continuing operations	**2,458**	**1**	**2,457**	2,364	5	2,359
Controls – ABS EMEA/IBS	**104**	**2**	**102**	168	3	165
Other discontinued**	**156**	**2**	**154**	407	8	399
Eliminations	**(1)**	**(1)**	–	(5)	(5)	–
Discontinued operations	**259**	**3**	**256**	570	6	564
Eliminations	**(4)**	**(4)**	–	(11)	(11)	–
Total Group	**2,713**	–	**2,713**	2,923	–	2,923

* Intercompany revenue is invoiced at prevailing market prices.
** Other discontinued operations comprise a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.

Notes to the financial statements (continued)

2 Segmental analysis (continued)

Result	Operating profit/(loss)*** 2006 £m	Operating profit/(loss)*** 2005 £m	Operating profit/(loss) 2006 £m	Operating (loss)/profit 2005 £m
Business				
Controls	**64**	85	**42**	(56)
Process Systems	**81**	43	**67**	37
Rail Systems	**65**	61	**65**	59
APV	**–**	5	**(14)**	(9)
Eurotherm	**16**	17	**11**	17
Corporate	**(35)**	(46)	**(40)**	(72)
Continuing operations	**191**	165	**131**	(24)
Foreign exchange (losses)/gains	**–**	–	**(33)**	16
Finance costs	**–**	–	**(150)**	(156)
Finance income	**–**	–	**31**	19
Other finance charges – IAS 19	**–**	–	**(5)**	(15)
Taxation	**–**	–	**(12)**	10
Profit/(loss) for the period from continuing operations	**191**	165	**(38)**	(150)
Controls – ABS EMEA/IBS	**12**	13	**58**	11
Other discontinued**	**8**	6	**4**	28
Taxation	**–**	–	**(2)**	5
Discontinued operations	**20**	19	**60**	44
Total Group	**211**	184	**22**	(106)

Assets and liabilities	Total assets 2006 £m	Total assets 2005 £m	Total liabilities 2006 £m	Total liabilities 2005 £m	Net assets/ (liabilities) 2006 £m	Net assets/ (liabilities) 2005 £m
Business						
Controls	**525**	606	**(186)**	(215)	**339**	391
Process Systems	**530**	488	**(269)**	(230)	**261**	258
Rail Systems	**267**	269	**(220)**	(170)	**47**	99
APV	**246**	251	**(153)**	(138)	**93**	113
Eurotherm	**165**	166	**(25)**	(24)	**140**	142
Corporate	**435**	517	**(1,868)**	(2,116)	**(1,433)**	(1,599)
Continuing operations	**2,168**	2,297	**(2,721)**	(2,893)	**(553)**	(596)
Controls – ABS EMEA/IBS	**48**	60	**(21)**	(23)	**27**	37
Other discontinued**	**–**	282	**–**	(105)	**–**	177
Discontinued operations	**48**	342	**(21)**	(128)	**27**	214
Total Group	**2,216**	2,639	**(2,742)**	(3,021)	**(526)**	(382)
Current tax	**4**	–	**(62)**	(83)	**(58)**	(83)
Deferred income tax	**8**	10	**(17)**	(21)	**(9)**	(11)
	2,228	2,649	**(2,821)**	(3,125)	**(593)**	(476)

** Other discontinued operations comprise a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.

*** Before exceptional items.

Notes to the financial statements (continued)

2 Segmental analysis (continued)

Other information	Capex PPE 2006 £m	Capex PPE 2005 £m	Capex intangibles - other 2006 £m	Capex intangibles - other 2005 £m	Depreciation 2006 £m	Depreciation 2005 £m	Amortisation 2006 £m	Amortisation 2005 £m
Business								
Controls	**20**	19	**1**	–	**25**	28	**1**	1
Process Systems	**12**	11	**6**	4	**14**	13	**3**	3
Rail Systems	**2**	5	**14**	13	**5**	4	**9**	8
APV	**4**	6	**1**	1	**7**	6	**1**	–
Eurotherm	**2**	2	**–**	–	**2**	2	**–**	–
Corporate	**3**	2	**–**	–	**1**	2	**–**	–
Continuing operations	**43**	45	**22**	18	**54**	55	**14**	12
Controls – ABS EMEA/IBS	**1**	2	**–**	–	**3**	3	**–**	–
Other discontinued**	**2**	9	**–**	–	**–**	11	**–**	1
Discontinued operations	**3**	11	**–**	–	**3**	14	**–**	1
Total Group	**46**	56	**22**	18	**57**	69	**14**	13

	Restructuring 2006 £m	Restructuring 2005 £m	Impairment: PPE 2006 £m	Impairment: PPE 2005 £m	Loss on sale of assets and operations 2006 £m	Loss on sale of assets and operations 2005 £m	Other exceptional items 2006 £m	Other exceptional items 2005 £m
Business								
Controls	**(16)**	(25)	**(7)**	(58)	**(2)**	–	**3**	–
Process Systems	**(9)**	(6)	**(1)**	–	**(8)**	–	**4**	–
Rail Systems	**–**	(2)	**–**	–	**–**	–	**–**	–
APV	**(13)**	(14)	**(1)**	–	**(1)**	–	**1**	–
Eurotherm	**(3)**	–	**(2)**	–	**–**	–	**–**	–
Corporate	**–**	(3)	**(3)**	(3)	**(2)**	(3)	**–**	–
Continuing operations	**(41)**	(50)	**(14)**	(61)	**(13)**	(3)	**8**	–
Controls—IBS	**(1)**	–	**(1)**	–	**–**	–	**–**	–
Other discontinued**	**–**	(8)	**–**	(2)	**–**	–	**–**	–
Discontinued operations	**(1)**	(8)	**(1)**	(2)	**–**	–	**–**	–
Total Group	**(42)**	(58)	**(15)**	(63)	**(13)**	(3)	**8**	–

Small dash and a space before and after the dash

Revenue and result	External revenue 2006 £m	External revenue 2005 £m	Operating profit/(loss)*** 2006 £m	Operating profit/(loss)*** 2005 £m	Operating profit/(loss) 2006 £m	Operating profit/(loss) 2005 £m
Geographical analysis by origin						
United Kingdom	**322**	326	**33**	39	**32**	6
Rest of Europe	**711**	699	**69**	47	**36**	30
North America	**948**	920	**88**	98	**80**	39
South America	**104**	77	**12**	11	**12**	11
Asia Pacific	**305**	280	**20**	12	**10**	(42)
Africa and Middle East	**67**	57	**4**	4	**1**	4
Corporate	**–**	–	**(35)**	(46)	**(40)**	(72)
Continuing operations	**2,457**	2,359	**191**	165	**131**	(24)
Foreign exchange (losses)/gains			**–**	–	**(33)**	16
Finance costs			**–**	–	**(150)**	(156)
Finance income			**–**	–	**31**	19
Other finance charges – IAS 19			**–**	–	**(5)**	(15)
Taxation			**–**	–	**(12)**	10
Profit/(loss) for the period from continuing operations			**191**	165	**(38)**	(150)

** Other discontinued operations comprises a number of businesses that were managed as a disposal group and previously disclosed as a reportable segment.

*** Before exceptional items.

Notes to the financial statements (continued)

2 Segmental analysis (continued)

Geographical analysis of revenue by destination	Continuing operations External revenue 2006 £m	Continuing operations External revenue 2005 £m	Discontinued operations External revenue 2006 £m	Discontinued operations External revenue 2005 £m	Total Group External revenue 2006 £m	Total Group External revenue 2005 £m
United Kingdom	**300**	315	**27**	78	**327**	393
Rest of Europe	**716**	689	**42**	126	**758**	815
North America	**894**	869	**100**	159	**994**	1,028
South America	**113**	86	**2**	8	**115**	94
Asia Pacific	**332**	310	**77**	175	**409**	485
Africa and Middle East	**102**	90	**8**	18	**110**	108
	2,457	2,359	**256**	564	**2,713**	2,923

Assets and liabilities	Total assets 2006 £m	Total assets 2005 £m	Total liabilities 2006 £m	Total liabilities 2005 £m	Net assets/ (liabilities) 2006 £m	Net assets/ (liabilities) 2005 £m
Geographical analysis by origin						
United Kingdom	**318**	326	**(166)**	(153)	**152**	173
Rest of Europe	**509**	499	**(334)**	(285)	**175**	214
North America	**529**	559	√ **(228)**	(234)	√ **301**	325
South America	**103**	63	**(21)**	(6)	**82**	57
Asia Pacific	**237**	293	**(91)**	(80)	**146**	213
Africa and Middle East	**37**	40	**(13)**	(19)	**24**	21
Corporate	**435**	517	**(1,868)**	(2,116)	**(1,433)**	(1,599)
Continuing operations	**2,168**	2,297	√ **(2,721)**	(2,893)	√ **(553)**	(596)
Geographical analysis by origin						
United Kingdom	**–**	48	**–**	(32)	**–**	16
Rest of Europe	**–**	43	**–**	(14)	**–**	29
North America	**45**	36	√ **(20)**	(20)	√ **25**	16
South America	**–**	–	**–**	–	**–**	–
Asia Pacific	**3**	208	**(1)**	(60)	**2**	148
Africa and Middle East	**–**	7	**–**	(2)	**–**	5
Discontinued operations	**48**	342	√ **(21)**	(128)	√ **27**	214

Other information	Capex PPE 2006 £m	Capex PPE 2005 £m	Capex intangibles 2006 £m	Capex intangibles 2005 £m
Geographical analysis by origin				
United Kingdom	**5**	7	**9**	10
Rest of Europe	**10**	10	**4**	3
North America	**18**	20	**8**	5
South America	**2**	2	**1**	–
Asia Pacific	**5**	4	**–**	–
Africa and Middle East	**–**	–	**–**	–
Corporate	**3**	2	**–**	–
Continuing operations	**43**	45	**22**	18
Geographical analysis by origin				
United Kingdom	**1**	2	**–**	–
Rest of Europe	**–**	3	**–**	–
North America	**1**	2	**–**	–
South America	**–**	–	**–**	–
Asia Pacific	**1**	4	**–**	–
Africa and Middle East	**–**	–	**–**	–
Discontinued operations	**3**	11	**–**	–

Notes to the financial statements (continued)

3 Operating profit/(loss) and analyis of revenue

	2006 £m	2005 £m
Revenue	**2,457**	2,359
Cost of sales	**(1,785)**	(1,721)
Gross profit	**672**	638
Distribution costs	**(17)**	(16)
Administrative costs	**(464)**	(457)
Operating profit before exceptional items	**191**	165
Restructuring costs (note 2)	**(41)**	(50)
Impairment: property, plant and equipment (note 2)	**(14)**	(61)
Other exceptional items (note 2)*	**8**	–
Loss on sale of assets and operations (note 2)	**(13)**	(3)
Goodwill impairment (note 13)**	**–**	(28)
Product recall costs**	**–**	(30)
Transition costs**	**–**	(17)
Exceptional items	**(60)**	(189)
Operating profit/(loss)	**131**	(24)

	2006 £m	2005 £m
Analysis of revenue		
Sale of goods	**1,958**	1,855
Rendering of services	**499**	504
Revenue	**2,457**	2,359
Finance income	**31**	19
Total revenue	**2,488**	2,378

* This comprises a £12 million gain related to past service credits and curtailment gains on defined benefit pension schemes plus a loss of £4 million for the write-down to fair value less costs to sell of a small business held for sale within Process Systems; segmental analysis of this is disclosed in note 2.
** Goodwill impairment and product recall costs in the prior year related wholly to the Controls business; transition costs were attributable to Corporate.

The disclosures related to Discontinued operations are set out in note 10.

4 Group operating profit/(loss)

Total Group* operating profit/(loss) has been arrived at after charging/(crediting) the following:

	2006 £m	2005 £m
Depreciation of property, plant and equipment (Note 12)	**57**	69
Amortisation of intangible assets – other** (Note 14)	**14**	13
Impairment of property, plant and equipment (Note 12)	**15**	63
Impairment of goodwill (Note 13)	**–**	28
Total depreciation, amortisation and impairment expense	**86**	173
Operating lease payments (Note 30)	**35**	46
Auditors' remuneration (Note 5)	**6**	10
Employee benefits expense (Note 6)	**880**	953
Research and development***	**92**	108

* Continuing and discontinued operations.
** Of which £12 million (2005: £9 million) is recorded within cost of sales, £1 million (2005: £nil) is included within distribution costs and £1 million (2005: £4 million) is included within administrative costs.
*** Total research and development expenditure incurred after adding back amounts capitalised as intangible assets is £110 million (2005: £124 million).

Notes to the financial statements (continued)

5 Auditors' remuneration (total Group)

Fees in respect of the audit during the year ended 31 March 2006 were £4 million (2005: £5 million). Fees paid in respect of other services provided by Ernst & Young LLP were: to UK Group companies £1 million (2005: £2 million) and non-UK Group companies £1 million (2005: £3 million). Fees paid in respect of these other services are analysed as follows:

	2006 £m	2005 £m
Taxation advisory services	1	2
Other local statutory reporting and other audit-related services	1	2
IFRS audit and advisory services	–	1
	2	5

6 Staff numbers and employee benefits expense (total Group)

The average number of people employed by the Group (including directors) during the year was as follows:

	2006	2005
Marketing and distribution	3,692	4,278
Production	23,177	27,259
Technical	1,850	2,210
Finance and administration	2,150	2,618
	30,869	36,365

The aggregate payroll costs of these people were as follows:

	2006 £m	2005 £m
Wages and salaries	703	769
Social security costs	86	95
Pension and post-retirement costs (note 25)	45	49
Share-based payment expense (note 29)	8	3
Other payroll costs	38	37
	880	953

7 Foreign exchange gains and losses

Foreign exchange losses in the year of £33 million (2005: £16 million gain) relate to exchange differences arising on the translation of unhedged foreign currency monetary items used in the financing of the Group and its subsidiaries. These are principally attributable to exchange differences on the Group's non-sterling denominated currency borrowings, held in companies whose functional currency is sterling.

Of the exchange losses, £23 million arose on dollar borrowings.

X The Group's hedging policy is determined by reference to the currency of the underlying cash generation, ensuring as far as possible, an economic hedge. This results in an unhedged position under IAS 21.

8 Finance costs and finance income

	2006 £m	2005 £m
Interest payable on bank loans and overdrafts	(64)	(55)
Interest payable on other loans	(76)	(82)
Amortisation of refinancing costs	(9)	(16)
Other	(1)	(3)
Finance costs	(150)	(156)
Interest receivable	31	19
Finance income	31	19
Net finance costs	(119)	(137)

Notes to the financial statements (continued)

9 Taxation

The major components of income tax expense for the years ended 31 March 2006 and 2005 are:

Consolidated income statement

	2006 £m	2005 £m
UK corporation tax		
Current income tax charge	1	10
Double taxation relief	(1)	(9)
Adjustments in respect of prior years	(4)	(26)
	(4)	(25)
Foreign tax		
Current income tax charge	24	18
Adjustments in respect of prior years	(7)	(4)
	17	14
Total current tax – continuing operations	13	(11)
Deferred income tax		
Origination and reversal of temporary differences	(1)	2
Changes in tax rates and laws	–	–
Adjustments in respect of prior years	–	(1)
Total deferred income tax – continuing operations	(1)	1
Taxation – continuing operations	12	(10)
Taxation – discontinued operations (note 10)	2	(5)
Total income tax expense	14	(15)

For the year ended 31 March	2006 Continuing £m	2006 Discontinued £m	2006 Total £m	2005 Continuing £m	2005 Discontinued £m	2005 Total £m
Analysed as:						
Taxation – UK	(4)	(3)	(7)	(25)	(1)	(26)
Taxation – overseas	16	5	21	15	(4)	11
	12	2	14	(10)	(5)	(15)

Consolidated statement of changes in equity

	2006 £m	2005 £m
Deferred income tax related to items charged or (credited) directly to equity		
Actuarial gains and losses recognised on defined benefit schemes	1	–
	1	–

Notes to the financial statements (continued)

9 Taxation (continued)

The total income tax expense for the year can be reconciled to the accounting profit as follows:

For the year ended 31 March	2006 £m	2005 £m
(Loss)/profit before tax:		
Continuing operations	(26)	(160)
Discontinued operations	62	39
	36	(121)
Tax at the domestic income tax rate of 30% (2005: 30%)	11	(36)
Adjustments in respect of prior years	(11)	(42)
Profit recognised on remeasurement to fair value	(13)	(9)
Current year losses and other temporary differences not recognised	24	56
Impairment of goodwill	–	8
Tax effect of expenses that are not deductible in determining taxable profit	10	12
Tax effect of utilisation of tax losses	(13)	(7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	6	3
Total income tax expense	14	(15)

10 Discontinued operations

Discontinued operations comprise: (a) Lambda, ABS EMEA and Baker – the sales of these three businesses were completed during the year; and (b) IBS (Invensys Building Systems business in the US and Asia Pacific) – the disposal of which was announced on 24 May 2006. In addition, the prior year includes Powerware, Hansen and Marcam and a number of smaller discontinued operations.

Profit for the year from discontinued operations

	2006 £m	2005 £m
Revenue	256	564
Operating expenses before exceptional items	(236)	(545)
Operating profit before exceptional items	20	19
Exceptional items	(2)	(10)
Operating profit	18	9
Profit on assets divested	115	162
Charge of associated goodwill	(91)	(137)
Settlements and curtailments credit – IAS 19	19	8
Foreign exchange gain/(loss) transferred on disposal of operations	1	(3)
Profit recognised on the remeasurement to fair value	44	30
Profit before tax from a discontinued operation	62	39
Current income tax:		
– related to pre-tax profit/(loss)	(2)	(6)
– adjustments in respect of prior years	–	11
Profit for the year from discontinued operations	60	44

Net cash flows incurred by discontinued operations

	2006 £m	2005 £m
Operating	7	30
Investing	177	351
Financing	(1)	(7)
Net cash inflow	183	374

Notes to the financial statements (continued)

11 (Loss)/earnings per share

	2006 £m	2005 £m
(Loss)/earnings per share (pence)		
Continuing operations		
Basic and diluted	**(0.7)p**	(2.4)p
Before exceptional items and foreign exchange gains and losses	**0.7p**	0.1p
Discontinued operations		
Basic and diluted	**1.0p**	0.7p
Total Group		
Basic and diluted	**0.3p**	(1.7)p
Average number of shares (million)		
Basic	**5,687**	5,687
Effect of dilution – share options	**27**	2
Diluted	**5,714**	5,689
(Loss)/earnings (£m)		
Continuing operations		
Basic	**(38)**	(137)
Before exceptional items and foreign exchange gains and losses		
Operating profit*	**191**	165
Finance costs	**(150)**	(156)
Finance income	**31**	19
Other finance charges – IAS 19	**(5)**	(15)
Operating profit less finance costs	**67**	13
Taxation on operating profit less finance costs	**(26)**	(22)
Minority interests	**–**	13
	41	4
Discontinued operations		
Basic	**57**	42
Total Group		
Basic	**19**	(95)

* Before exceptional items.

The basic (loss)/earnings per share for the period has been calculated using 5,687 million shares (2005: 5,687 million), being the weighted average number of shares in issue during the year, and the (loss)/profit after taxation and minority interests for continuing operations, discontinued operations and total Group as shown above.

Earnings/(loss) per share for continuing operations is also calculated by reference to earnings before exceptional items and foreign exchange gains and losses with an underlying tax charge of £26 million (2005: £22 million), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted (loss)/earnings per share has been calculated in accordance with IAS 33 Earnings per Share without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements other than that described in note 35.

Notes to the financial statements (continued)

12 Property, plant and equipment

	Land and buildings £m	Plant and equipment £m	Total £m
Cost			
At 1 April 2004	327	1,074	1,401
Additions	5	51	56
Disposal of subsidiaries	(54)	(176)	(230)
Disposals	(31)	(102)	(133)
Exchange adjustments	–	(7)	(7)
At 31 March 2005	247	840	1,087
Additions	5	41	46
Disposal of subsidiaries	(35)	(100)	(135)
Disposals	(11)	(63)	(74)
Reclassifications	1	–	1
Exchange adjustments	12	50	62
Classified as held for sale	(10)	(36)	(46)
At 31 March 2006	209	732	941
Accumulated depreciation and impairment losses			
At 1 April 2004	69	679	748
Charge for the year	7	62	69
Provision for impairment	28	35	63
Disposal of subsidiaries	(6)	(92)	(98)
Disposals	(27)	(96)	(123)
Exchange adjustments	–	(6)	(6)
At 31 March 2005	71	582	653
Charge for the year	7	50	57
Provision for impairment	8	7	15
Disposal of subsidiaries	(2)	(66)	(68)
Disposals	(6)	(56)	(62)
Reclassifications	(5)	–	(5)
Exchange adjustments	4	33	37
Classified as held for sale	(7)	(27)	(34)
At 31 March 2006	70	523	593
Net book value			
At 31 March 2005	176	258	434
At 31 March 2006	**139**	**209**	**348**

Amounts included in respect of assets held under finance leases are:

	Land and buildings £m	Plant and equipment £m	Total £m
Net book value			
At 31 March 2005	11	1	12
At 31 March 2006	**6** ✓	**–** ✓	**6** ✓

There was £1 million (2005: £1 million) depreciation charged in the year in respect of assets held under finance leases.

Leased assets are pledged as security for the related finance lease. The title to land and buildings with a carrying amount of £6 million (2005: £11 million) has been pledged as security for liabilities.

Included in plant and equipment at 31 March 2006 was an amount of £18 million (2005: £13 million) relating to expenditure for plant and equipment in the course of construction.

Notes to the financial statements (continued)

12 Property, plant and equipment (continued)

Impairment losses of £15 million (2005: £63 million) represent the write-down of assets in relation to the closure of a number of manufacturing plants across North America and Europe following the transfer of production from these sites. In addition, three properties and two former manufacturing plants have been impaired where the recoverable value has been reassessed. These recoverable amounts were estimated based on the fair value of the plants less costs to sell. Independent valuations were obtained to determine the fair values.

13 Intangible assets – goodwill

	£m
Cost	
At 1 April 2004	731
Additions – acquired through business combinations	1
Disposals	(222)
Exchange adjustments	(7)
At 31 March 2005	503
Disposals	(145)
Exchange adjustments	20
Classified as held for sale	(10)
At 31 March 2006	368
Accumulated impairment losses	
At 1 April 2004	253
Impairment losses for the year	28
Disposals	(85)
Exchange adjustments	(3)
At 31 March 2005	193
Disposals	(53)
Exchange adjustments	8
Classified as held for sale	(2)
At 31 March 2006	146
Net book value	
At 31 March 2005	310
At 31 March 2006	**222**

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. An analysis of the carrying amount of goodwill by primary business segment is set out below. Certain of the business segments comprise a number of CGUs.

	2006 £m	2005 £m
Controls	**38**	47
Process Systems	**65**	59
Rail Systems	**1**	1
APV	**7**	7
Eurotherm	**111**	107
Continuing operations	**222**	221
Discontinued operations	**–**	89
	222	310

Annual impairment test

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of each of the CGUs are determined from value in use calculations using cash flow projections over a five-year period.

Notes to the financial statements (continued)

13 Intangible assets–goodwill (continued)

The key assumptions for the value in use calculations are:

- Revenue volumes
- Revenue prices
- Operating costs
- Growth rate assumptions for years 4 and 5 of the cash flow projections
- Growth in perpetuity applied to calculate the terminal value
- Discount rate

Expected revenue volumes, revenue prices and operating costs are based on past experience and expected future developments in markets and operations and are the same assumptions used in the most recent financial budgets and strategic plans approved by management. These projections cover the first three years of the cash flow projections.

Cash flows for years 4 and 5 are projected at a growth rate appropriate for the relevant CGU. These growth rates take into consideration forecast GDP growth rates for the countries of operation, expected market growth rates for those regions and the levels of growth achieved historically by the CGU and forecast in the periods covered by the budget and strategic plan. Lower growth rates are applied in perpetuity to calculate the terminal value for each CGU. These rates do not exceed the average long-term growth rate for the relevant markets. The discount rate applied to each CGU is a pre-tax rate based on the Group's weighted average cost of capital adjusted to reflect management's estimate of the specific risk profile associated with the cash flow projections for the cash generating unit. These discount rates and growth rates by CGU are as follows:

	2006 Discount rate %	**2006 Growth rate * %**	2005 Discount rate %	2005 Growth rate * %
Controls				
Appliance and Climate Controls	**12.69**	**3.10**	12.47	2.70
IMServ	**13.69**	**1.90**	13.46	1.60
Invensys Building Systems**	**12.69**	**3.10**	12.47	2.70
Process Systems				
IPS Sales, Operations, Customer Services and IPS Products	**15.61**	**3.50**	15.35	3.00
IPS Solutions and Services	**15.61**	**3.10**	15.35	2.70
Wonderware	**15.61**	**3.20**	15.35	2.70
Rail Systems	**16.71**	**2.60**	16.43	2.20
APV	**16.95**	**2.70**	16.67	2.30
Eurotherm	**16.18**	**3.00**	15.91	2.60

* In perpetuity.
**Discontinued operation.

X

In all cases the recoverable amounts of these CGUs were in excess of their carrying values and no impairment arose in the year (2005: £28 million).

Sensitivity to changes in assumptions

With respect to the assessment of value in use of all CGUs management believes that, with the exception of IMServ, no reasonable possible change in any of the above key assumptions would cause the carrying value of those CGUs to exceed its recoverable amount.

With respect to IMServ, a reasonable possible change in the discount rate would cause the carrying value of the CGU to exceed its recoverable amount. The details of this are tabulated below:

Amount by which the CGU's recoverable amount exceeds its carrying amount (£m)	£3m
Key assumption	Discount rate
Value of key assumption	13.69%
Amount by which the value assigned to the key assumption must change (% points)*	1.05%

* In order for the CGUs recoverable amount to be equal to its carrying amount.

Notes to the financial statements (continued)

14 Intangible assets–other

	Development costs £m	Computer software costs £m	Patents, trademarks and licences £m	Total £m
Cost				
At 1 April 2004	63	46	4	113
Additions	16	2	–	18
Disposals	–	(1)	–	(1)
Exchange adjustments	–	2	–	2
At 31 March 2005	79	49	4	132
Additions	18	4	–	22
Disposal of subsidiaries	–	(18)	–	(18)
Disposals	–	(2)	–	(2)
Exchange adjustments	2	3	–	5
Classified as held for sale	–	(3)	–	(3)
At 31 March 2006	99	33	4	136
Accumulated amortisation and impairment losses				
At 1 April 2004	5	30	3	38
Charge for the year	8	5	–	13
Disposal of subsidiaries	–	(2)	–	(2)
Disposals	–	(2)	–	(2)
Exchange adjustments	–	2	–	2
At 31 March 2005	13	33	3	49
Charge for the year	11	3	–	14
Disposal of subsidiaries	–	(7)	–	(7)
Disposals	–	(2)	–	(2)
Exchange adjustments	1	1	–	2
Classified as held for sale	–	(1)	–	(1)
At 31 March 2006	25	27	3	55
Net book value				
At 31 March 2005	66	16	1	83
At 31 March 2006	**74**	**6**	**1**	**81**

15 Deferred income tax assets and liabilities

The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period.

Deferred income tax assets

	Intangible assets £m	Property, plant and equipment £m	Inventories £m	Investments in subsidiaries £m	Tax losses £m	Pension and other retirement benefit obligations £m	Other £m	Total £m
At 1 April 2004	4	6	–	–	(14)	–	(5)	(9)
Credit to income	–	–	–	–	–	–	(1)	(1)
At 31 March 2005	4	6	–	–	(14)	–	(6)	(10)
Charge/(credit) to income	1	3	–	–	(3)	–	1	2
At 31 March 2006	**5**	**9**	–	–	**(17)**	–	**(5)**	**(8)**

Notes to the financial statements (continued)

15 Deferred income tax assets and liabilities (continued)

Deferred income tax liabilities

	Intangible assets £m	Property, plant and equipment £m	Inventories £m	Investments in subsidiaries £m	Tax losses £m	Pension and other retirement benefit obligations £m	Other £m	Total £m
At 1 April 2004	16	55	–	12	–	(14)	(39)	30
Charge/(credit) to income	4	(9)	–	–	–	(3)	10	2
Disposal of subsidiary	–	(11)	–	–	–	–	–	(11)
At 31 March 2005	20	35	–	12	–	(17)	(29)	21
Charge/(credit) to income	2	–	2	(8)	(5)	7	(1)	(3)
Charge to equity	–	–	–	–	–	1	–	1
Disposal of subsidiary	–	(2)	–	–	–	(1)	2	(1)
Exchange differences	–	–	–	–	–	–	(1)	(1)
At 31 March 2006	**22**	**33**	**2**	**4**	**(5)**	**(10)**	**(29)**	**17**

The Group has unrecognised income tax losses of £1,180 million with a tax value of £385 million (2005: £1,084 million with a tax value of £350 million) available for offset against future profits. Included in unrecognised tax losses are losses of £29 million (2005: £25 million) that will expire within four years.

A deferred tax asset has not been recognised on temporary differences of £520 million (2005: £517 million) in respect of pension and other retirement benefit obligations.

The Group has unrecognised capital losses of £2,267 million (2005: £2,234 million) that are only available for offset against future capital gains. Included in capital losses are losses of £1,765 million (2005: £1,695 million) that will expire within four years. Other capital losses may be carried forward indefinitely.

The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognised aggregate to £850 million (2005: £1,203 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

16 Other financial assets

	2006 £m	2005 £m
Investments accounted for using the equity method	1	1
Available-for-sale investments	4	8
Financial assets at fair value through profit and loss	13	8
	18	17

Investments accounted for using the equity method
These comprise the Group's investments in associates. There are no joint ventures.

Available-for-sale investments
Available-for-sale financial assets consist of investments in listed ordinary shares and therefore have no fixed maturity date or coupon rate.

Financial assets at fair value through profit and loss
The investments included above represent investments in unlisted Euro denominated securities that offer the Group the opportunity for return through fair value gains. The securities have final maturity dates between 2009 and 2020, with options for early redemption at set intervals linked to the level of the Nikkei Index. Market values have been determined by external security dealers using pricing models, based on various financial factors including bond prices, foreign exchange rates, interest rates and the Nikkei Index prices. The total amount of the change in fair value estimated using a valuation technique that was recognised in profit or loss during the period was a gain of £3 million. These assets are classified as held for trading.

Notes to the financial statements (continued)

16 Other financial assets (continued)

Nature of main adjustment to comply with IAS 32 and IAS 39

Had IAS 32 and 39 been applied from 1 April 2004 the following adjustment would have been necessary in the financial statements for the year ended 31 March 2005:

Available-for-sale investments and financial assets at fair value through profit or loss would have been carried at fair value rather than at cost. This would have resulted in an increase of £6 million to the balance sheet value.

17 Inventories

	2006 £m	2005 £m
Raw materials and consumables	**103**	124
Work in progress	**45**	46
Finished goods	**64**	87
	212	257

Cost of inventories recognised as an expense

	2006 £m	2005 £m
Cost of inventories recognised as expense	**1,519**	1,641
Including:		
Write-down of inventories to net realisable value	**6**	17
Reversals of impairments in inventories	**–**	(4)

The amount of write-down of inventories recognised as an expense is £6 million (2005: £17 million). £5 million of this expense is included in cost of sales as a cost of inventories recognised as an expense; the remaining £1 million is included within restructuring items. The amount of any reversal of any write-down that is recognised as a reduction in the amount of inventories recognised as expense in the period is £nil (2005: £4 million).

18 Amounts due from/(to) contract customers

	2006 £m	2005 £m
Amounts due from contract customers:		
Amounts expected to be recovered within 12 months	**161**	176
Amounts expected to be recovered after more than 12 months	**7**	9
	168	185
Amounts due to contract customers:		
Amounts expected to be settled within 12 months	**(148)**	(118)
Amounts expected to be settled after more than 12 months	**(26)**	(20)
	(174)	(138)
Net amount due (to)/from contract customers	**(6)**	47

Analysed as:

Contract costs incurred plus recognised profits less recognised losses to date	**2,065**	2,234
Less: progress billings	**(2,071)**	(2,187)
Contracts in progress at balance sheet date	**(6)**	47
Revenue from construction contracts	**904**	781

At 31 March 2006, retentions held by customers for contract work amounted to £21 million (2005: £33 million). At 31 March 2006, advances received from customers for contract work amounted to £13 million (2005: £14 million).

The directors consider that the carrying amount of amounts due (to)/from contract customers is a reasonable approximation of their fair value.

Notes to the financial statements (continued)

19 Trade and other receivables

	2006 £m	2005 £m
Non-current		
Prepayments and accrued income	**6**	9
Other receivables	**28**	26
	34	35
Current		
Trade receivables	**457**	522
Prepayments and accrued income	**35**	54
Other receivables	**91**	104
	583	680

Trade receivables are recorded net of an allowance for estimated irrecoverable amounts from the sale of goods. The average credit period taken on sales of goods is 56 days. The allowance that has been made for estimated irrecoverable amounts from the sale of goods is £15 million (2005: £15 million). This allowance has been determined by reference to past default experience. Trade and other receivables are predominantly non-interest bearing. Other receivables include amounts owed by associated undertakings, interest receivable, refundable deposits, refunds due in respect of VAT, sales and payroll taxes, commissions earned and insurance recoveries.

The directors consider that the carrying amount of current and non-current trade and other receivables approximates to their fair value.

20 Cash and cash equivalents

	2006 £m	2005 £m
Cash at banks and in hand	**388**	513
Overdrafts	**(1)**	(1)
Short-term deposits	**63**	126
	450	638

Cash and cash equivalents attract interest based on relevant national LIBID equivalents. Short-term deposits have an average maturity of 4 days. The fair value of cash and cash equivalents is not materially different from their book value.

Restricted cash and short-term deposits

The refinancing undertaken in 2004 provided for the allocation of certain funds to deal with the Group's legacy liabilities. Such funds are to be held in an escrow account. At 31 March 2006, the balance in this account was £219 million (2005: £309 million) although further funds remain to be drawn down. In addition, £58 million (2005: £111 million) of cash and short-term deposits is cash collateral held in the ordinary course of business to provide security to third parties.

As an international Group, Invensys has operations in a number of territories (such as China, Brazil and Russia) which place restrictions on the ability of subsidiaries to lend money to other Group entities outside those territories. However, distributions to the Group are permitted from audited reserves.

Credit risk

The funds held in escrow (as noted above) are in the form of investments in the Deutsche Global Liquidity Series plc Managed USD, EUR and GBP Funds, each of which is triple-A rated. There are no other significant concentrations of credit risk within the Group. The maximum credit risk exposure relating to financial assets is represented by their respective carrying values as at the balance sheet date. Credit risks arising from acting as guarantor are disclosed in note 30.

Notes to the financial statements (continued)

21 Borrowings

(i) Bank and other loans falling due within and after more than one year

	2006 £m	2005 £m
On demand or within one year	11	30
Repayable over one but not more than two years	6	20
Repayable over two but not more than five years	1,185	748
Repayable beyond five years	–	642
Total bank and other loans	1,202	1,440
Less: amounts due for settlement within 12 months (current liabilities)	(11)	(30)
Amounts due for settlement after 12 months (non-current liabilities)	1,191	1,410

Certain loans totalling £411 million (2005: £650 million) and classified as repayable in over two but not more than five years were drawn from committed credit facilities as at 31 March 2006. These are repayable within 12 months of the balance sheet date but have been classified according to the terms of the respective facilities.

(ii) Loan repayment dates, interest rates and principal terms

	Maturity	Committed facility 2006 £m	Interest rate	2006 £m	2005 £m
Bank loans					
EUR 35 million Medium Term Notes	Apr-2005	–	5.50%	–	24
Bonding Facility[1,2,3]	Mar-2009	133	LIBOR + 3.0%	25	25
US$300 million Second Lien[1,4]	Dec-2009	172 ~~169~~	LIBOR + 4.75%	169	155
EUR150 million Second Lien[1,4]	Dec-2009	105 ~~103~~	LIBOR + 4.75%	103	101
US$ Term B[1,3]	Sep-2009	86 ~~81~~	LIBOR + 3.5%	81	266
EUR Term B[1,3]	Sep-2009	27 ~~26~~	LIBOR + 3.5%	26	89
Other – various currencies	Various	–	Various	–	3
		523 ~~512~~		404	663
Other loans and borrowings					
US$550 million High Yield[5]	Mar-2011	316 ~~305~~	9.875%	305	280
EUR 540 million High Yield[5]	Mar-2011	378 ~~369~~	9.875%	369	360
US$200 million 144A[6]	Jan-2010	115 ~~114~~	6.50%	114	106
US$1.6 million 144A[6]	Jan-2007	1	7.125%	1	1
Finance leases[1]	Various	3	Various	3	13
Other – various currencies	Various	–	Various	6	17
		813 ~~792~~		798	777
		1,336 1,304		1,202	1,440

[1]These loans and borrowings are secured by fixed and floating charges over certain Group companies' assets. £5 million (2005: £3 million) of such loans is classified as current liabilities.

[2]The bonding facility is only able to be drawn as cash to finance or refinance cash collateral. The available facility at 31 March 2006 is £410 million (2005: £389 million) of which £277 million (2005: £213 million) is drawn other than as a cash advance.

[3]The borrowers have the right to prepay this Facility on five days notice, subject to conditions in other borrowing agreements. Prepayment is at par and in the case of the bonding facility would, in the absence of any agreement to the contrary, require the Borrowers to place cash with the relevant Fronting Bank in the amounts outstanding.
The lenders have the right to seek early repayment following any 'Event of Default' or 'Change of Control'.

[4]The borrowers have the right to prepay this Facility on five days notice, subject to conditions in other borrowing agreements. Prior to 5 March 2007, such prepayment would be at a price of 101%.
The lenders have the right to seek early repayment following any 'Event of Default' or 'Change of Control'.

[5]Senior Notes issued in the United Kingdom under the Financial Services and Markets Act 2000. The Company has the right to call these Notes in whole or part at any date following 15 March 2008, subject to any conditions in other borrowing agreements. The following prices would apply to any such call:
15 March 2008 to 14 March 2009: 104.938%
15 March 2009 to 14 March 2010: 102.469%
15 March 2010 to maturity: 100%
The Noteholders have the right to seek early repayment following any 'Event of Default' or 'Change of Control', defined as when one party acquires 35% voting control plus some other circumstances.

[6]Senior Notes issued in the United States under Rule 144A of the Securities Act of 1933. The Company has no right to call these Notes prior to maturity. The Noteholders have the right to seek early repayment.

Notes to the financial statements (continued)

21 Borrowings (continued)

The Group's principal borrowing facilities are subject to several financial covenants. The Group is subject to 'incurrence' covenants which prohibit it from taking certain actions if the incurrence test is failed. It is also subject to 'maintenance' covenants which are tested on a regular basis. Failure of the maintenance covenants would allow the lenders under the relevant agreement to call for immediate repayment of loans made to the Group.

Senior Notes due March 2011

These Notes carry only incurrence covenants which, if failed, restrict the ability of the Group to incur indebtedness beyond certain limits, pay dividends or similar payments. To date the Group has not sought to undertake actions where such a test would require to have been passed.

Second Lien Facility maturing 5 December 2009

Senior Credit Facility maturing 5 March 2009 to 5 September 2009

These facilities carry maintenance covenants that include a maximum ratio of debt to earnings, a minimum level of interest cover and a maximum level of capital expenditure. The covenants measure these as a number and must show performance better than a defined scale, which changes over the period of the facilities. To date the Group has shown ratios better then those required by the relevant agreements.

(iii) Undrawn committed facilities

	2006 £m	2005 £m
Expiring in more than two years	**316**	348
	316	348

As at 31 March 2006, the committed syndicated loan facilities available to the Group include (a) a £86 million (US$149 million) non-revolving single currency loan facility which ceases to be available in September 2009; (b) a £27 million (€38 million) non-revolving single currency loan facility which ceases to be available in September 2009; (c) a £105 million (€150 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (d) a £172 million (US$300 million) second lien non-revolving single currency loan facility which ceases to be available in December 2009; (e) a £208 million revolving multi-currency loan facility which ceases to be available in March 2009; and (f) a £410 million bonding facility which ceases to be available in March 2009.

22 Financial risk management and financial instruments

The Group's treasury policy seeks to ensure that:

- Adequate financial resources are available for the development of the Group's businesses, ensuring also long-term security in support of our products for the benefit of customers. This includes the provision of funding for capital expenditure, working capital and the bonding requirements of our contract businesses.
- Financial risk of currency, interest rate and counterparty exposure is minimised as far as possible, as set out in the following sections, and that no speculative transactions are undertaken.

Group Treasury operates as a service centre from locations in the UK, the US and Singapore within clearly defined guidelines.

Policy in respect of the major areas of treasury management is set out below.

Interest rate risk

The Group's policy is to set the proportion of fixed and floating rate debt taking into account factors such as the interest rate, the business cycle and the Group's level of financial leverage. The Group has undertaken to ensure various ratios of fixed rate debt to total debt in the period up to March 2007 in respect of US dollars and euros.

The Group uses fixed rate borrowings, interest rate swaps, forward rate agreements and currency swaps to manage its interest rate exposure.

As at 31 March 2006, £911 million of borrowings were in fixed rate form, representing 120% of net debt and 75% of gross debt (2005: £926 million, representing 115% of net debt and 64% of gross debt).

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)

Currency risk

Translation exposure

In common with other companies operating with many international subsidiaries, a currency risk arises on the translation of the results of foreign subsidiaries into sterling. This risk is not hedged.

Similarly a currency risk arises on the translation of the balance sheets of foreign subsidiaries into sterling. The Group targets several ratios in the management of this risk, including liabilities to net assets and earnings.

Transaction exposure

Currency transaction exposure arises where actual revenue and purchases are made by the Group's businesses in a currency other than their own functional currency. The incidence of this risk varies across the different businesses of the Group although the majority of revenues and purchases will usually be in the business' local markets and in their respective functional currencies. Where this is not the case, the Group's businesses are required to hedge 100% of their known exposures.

Policy also requires businesses to take action to protect any exposure where a bid is made which involves cash flows in non-functional currencies.

The Group uses forward currency contracts and currency options to manage transaction exposure.

Price risk

The Group's exposure to changing market prices on the value of financial instruments has an impact on the carrying value of financial assets that are classified as available-for-sale and on financial assets at fair value through profit and loss.

On 31 March 2006, the total carrying value of these financial assets was £17 million (2005: £16 million).

Counterparty risk

The Group monitors the counterparties with whom it deposits cash and transacts other financial instruments so as to control exposure to any territory or institution. Surplus funds are placed for short periods with highly rated institutions in investments that are readily realisable. Funds placed in escrow arrangements are invested in US dollars, euros or sterling in highly-rated money market funds pending their requirement to meet legacy liabilities.

Derivatives

Derivatives are used to manage the interest rate and currency risks described above and further detail is provided below.

March 2006 – IFRS disclosures

(i) Classification and fair values of financial assets and liabilities

The following table sets out the classification, carrying amounts and fair values of the Group's financial assets and liabilities. The fair value is defined as the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates translated at year end exchange rates. Receivables and payables have been included to the extent they are classified as financial assets and liabilities in accordance with IAS 32. Provisions have been included where there is a contractual obligation to settle in cash.

The fair value of financial assets and liabilities at 31 March was:

	Book value 2006 £m	**Fair value 2006 £m**	Book value 2005 £m	Fair value 2005 £m
Financial assets				
Investments accounted for using the equity method	**1**	**1**	1	1
Available-for-sale investments	**4**	**4**	8	11
Financial assets at fair value through profit and loss	**13**	**13**	8	11
Trade and other receivables*	**556**	**556**	608	608
Cash and cash equivalents*	**450**	**450**	638	638
Derivative financial instruments:				
Interest rate swaps	**3**	**3**	–	2
Foreign exchange swaps and forwards	**1**	**1**	2	5

* The directors consider that the carrying amount of these financial assets approximate to their fair value.

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)

	Book value 2006 £m	Fair value 2006 £m	Book value 2005 £m	Fair value 2005 £m
Financial liabilities				
Short-term bank and other loans	(10)	(10)	(27)	(27)
Long-term bank and other loans	(1,189)	(1,277)	(1,400)	(1,470)
Finance leases	(8)	(8)	(13)	(13)
Provisions*	(50)	(50)	(41)	(41)
Trade and other payables*	(586)	(586)	(603)	(603)
Derivative financial instruments:				
Interest rate swaps	–	–	–	–
Foreign exchange swaps and forwards	(2)	(2)	(3)	(4)

* The directors consider that the carrying amount of these financial liabilities approximates to their fair value.

The Group has, in the ordinary course of business, provided indemnities to banks in respect of performance guarantees issued to customers. The fair value of such indemnities is not material as the likelihood of any liability arising from them is considered remote.

In a very limited number of cases, the Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum credit risk to the Group arising from these guarantees was £8 million (2005: £10 million), being the total amount of such borrowings outstanding at that date.

Financial assets with a carrying value of up to £412 million (being the total borrowings under secured loans–see Note 21) are subject to charges relating to such loans.

(ii) Interest rate profiles of financial assets and liabilities

The interest rate profiles of the Group's cash and cash equivalents and short and long-term borrowings are set out in notes 20 and 21 respectively. The Group's interest rate swaps are set out below. All other financial assets and liabilities of the Group are non-interest bearing and a statement has been made to that effect in the relevant balance sheet notes.

(iii) Maturity analysis of interest bearing financial assets and liabilities

The maturity profile of the Group's short and long-term borrowings is set out in note 21 and of the Group's cash and short-term deposits is set out in note 20.

(iv) Derivative financial instruments

A summary of derivative financial instruments is as follows.

	Fair Value 2006 £m	Fair Value 2005 £m
Derivative assets	4	7
Derivative liabilities	(2)	(4)
	2	3

The Group uses derivatives to hedge interest rate risk, currency transaction exposure and currency translation exposure. The figures in the above table are analysed by category as set out below; all comparative data is presented under UK GAAP:

Interest rate swaps

The Group uses interest rate swaps to manage its exposure to interest rate movements on its US$ denominated bank borrowings. The following interest rate swaps were in place at 31 March:

Principal Terms	Notional Principal 2006 $US m	Notional Principal 2005 $US m	Maturity	Fair Value 2006 £m	UK GAAP 2005 £m
Quarterly: Pay Fixed 2.31%, Receive LIBOR	120	185	Apr-07	2	–
Quarterly: Pay Fixed 3.74%, Receive LIBOR	70	70	Oct-07	1	–
Derivative assets	190	255		3	–

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)

All of these instruments are designated and effective as cash flow hedges. £3 million relating to hedged cash flows that have not yet impacted the income statement has been deferred and recognised as equity at 31 March 2006. £1 million has been transferred to the income statement during the year to 31 March 2006 in respect of hedged interest cash flows during that period.

Foreign exchange swaps and forwards used to hedge transaction exposure

The Group uses foreign exchange swaps and forwards to hedge currency exposure arising from sales and purchases made by the Group's businesses in currencies other than their own functional currency. The turnover (i.e. notional principal) of such derivatives (which typically have a term of less than one year), excluding swaps, in the year to 31 March 2006 was £133 million and their fair value at 31 March was:

	Fair Value 2006 £m	UK GAAP 2005 £m
Derivative assets	–	–
Derivative liabilities	–	–
	–	–

All of these instruments are designated and effective as cash flow hedges, £nil relating to hedged cash flows that have not yet impacted the income statement has been deferred and recognised in equity at 31 March 2006. £1 million has been transferred to the income statement during the year to 31 March 2006 in respect of contracts which matured.

Foreign exchange swaps and forwards used to hedge translation exposure

The Group uses foreign exchange swaps and forwards to match the currency profile of its net debt to that of its net assets, revenue and earnings. The fair value of such derivatives (which typically have a term of less than one year) is set out below:

	Fair Value 2006 £m	UK GAAP 2005 £m
Derivative assets	1	2
Derivative liabilities	(2)	(3)
	(1)	(1)

The currency assets and liabilities created by such derivatives at 31 March were:

	Assets 2006 £m	Liabilities 2006 £m	Net 2006 £m	UK GAAP Assets 2005 £m	UK GAAP Liabilities 2005 £m	UK GAAP Net 2005 £m
Sterling	1	–	1	–	(153)	(153)
Euro	8	–	8	249	–	249
United States dollar	62	–	62	–	(8)	(8)
Australian dollar	7	–	7	6	–	6
Japanese yen	–	(11)	(11)	–	(102)	(102)
Other	–	(68)	(68)	7	–	7
	78	(79)	(1)	262	(263)	(1)

Changes in the fair value of such derivatives are taken directly to the income statement. £3 million was charged to the income statement in the year to 31 March 2006.

March 2005 – additional UK GAAP disclosures (FRS 13)

Short-term debtors and creditors that meet the definition under FRS 13 have been excluded from all numerical disclosures in the note below except for the analysis of net currency exposure.

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)

(v) Interest rate exposure of financial assets and liabilities

After taking into account the various interest rate and cross currency swaps, forward foreign exchange contracts and other derivative financial instruments entered into by the Group, the currency and interest rate exposure of the financial assets and liabilities of the Group as at 31 March was:

	Financial assets 2005				Financial liabilities 2005				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Total £m	**Net financial assets/ (liabilities) 2006 £m**
Sterling	–	151	5	156	–	(157)	(6)	(163)	**(7)**
Euro	–	410	9	419	(384)	(195)	(10)	(589)	**(170)**
United States dollar	–	174	–	174	(521)	(318)	(23)	(862)	**(688)**
Australian dollar	–	17	–	17	–	(1)	(2)	(3)	**14**
Japanese yen	–	66	5	71	(10)	(104)	–	(114)	**(43)**
Other	–	85	–	85	(1)	(3)	–	(4)	**81**
	–	903	19	922	(916)	(778)	(41)	(1,735)	**(813)**

Of which:			
Cash and short-term deposits	639	–	**639**
Gross borrowings	–	(1,431)	**(1,431)**
Derivative financial instruments	262	(263)	**(1)**
Trade investments	16	–	**16**
Other financial assets	5	–	**5**
Other financial liabilities	–	(41)	**(41)**
	922	(1,735)	**(813)**

Floating rate financial assets attract interest based on relevant national LIBID equivalent. At 31 March 2005 fixed asset trade investments of £16 million were held on a long-term basis. Cash and short-term deposits include deposits on money markets at daily and monthly rates.

The interest rate profile of fixed rate financial assets and liabilities is analysed below:

	Weighted average interest rate (%) of fixed rate assets 2005	Weighted average years to maturity of fixed rate assets 2005	Weighted average interest rate (%) of fixed rate liabilities 2005	Weighted average years to maturity of fixed rate liabilities 2005
Sterling	–	–	–	–
Euro	–	–	9.6	5.6
United States dollar	–	–	7.4	4.8
Australian dollar	–	–	–	–
Japanese yen	–	–	1.0	1.8
Other	–	–	5.9	1.4
Weighted average	–	–	8.3	5.1

The floating rate borrowings bear interest at relevant national LIBOR equivalents.

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)

(vi) Currency exposure of financial assets and liabilities

The table below shows the net unhedged monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statement. At 31 March 2005, these exposures were as follows:

	Net foreign currency monetary assets/(liabilities)						
Functional currency of Group operations	Sterling 2005 £m	Euro 2005 £m	US dollar 2005 £m	Australian dollar 2005 £m	Japanese yen 2005 £m	Other 2005 £m	Total 2005 £m
Sterling	–	2	–	–	–	(1)	1
Euro	(3)	–	(1)	–	–	–	(4)
United States dollar	(2)	2	–	–	(3)	(1)	(4)
Australian dollar	(2)	–	4	–	–	(2)	–
Japanese yen	–	–	–	–	–	4	4
Other	7	9	19	–	–	(1)	34
	–	13	22	–	(3)	(1)	31

(vii) Hedges

Unrecognised gains and losses on hedges:

	Gains 2005 £m	Losses 2005 £m	Total gains/ (losses) 2005 £m
At beginning of year	26	(7)	19
Arising in previous years that were recognised in the year	(24)	7	(17)
Arising before beginning of year that were not recognised in the year	2	–	2
Arising in the year that were not recognised in the year	3	(1)	2
At end of year	5	(1)	4
Expected to be recognised:			
In one year or less	3	(1)	2
In later years	2	–	2
	5	(1)	4

In the year to 31 March 2005, changes in the fair value of instruments used as hedges were not recognised in the accounts until the hedged position matured.

The disclosure also includes forward contracts taken out by the Group to hedge expected future foreign currency sales and purchases.

(viii) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 March 2005 was as follows:

	Gross borrowings 2005 £m	Other liabilities 2005 £m	Financial liabilities 2005 £m
In one year or less, or on demand	29	304	333
In more than one year but not more than two years	20	–	20
In more than two years but not more than five years	742	–	742
In more than five years	640	–	640
	1,431	304	1,735

As at 31 March 2005 the Group had £1,211 million of bank facilities to meet the maturity of these financial liabilities as they fell due.

Notes to the financial statements (continued)

22 Financial risk management and financial instruments (continued)
Nature of main adjustment to comply with IAS 32 and IAS 39
Had IAS 32 and 39 been applied from 1 April 2004 the following adjustment would have been necessary in the financial statements for the year ended 31 March 2005:

All derivatives would have been brought onto the balance sheet at fair value. This would have resulted in a value of derivative assets of £7 million and a value of derivative liabilities of £4 million on the balance sheet as at 31 March 2005.

23 Assets and liabilities held for sale
Following the adoption of IFRS 5 (described more fully in note 34), assets and liabilities held for sale consist of: the Group's surplus freehold property portfolio; the assets and liabilities of a small business within Process Systems; and the assets and liabilities of IBS (Invensys Building Systems business in the US and Asia Pacific). The former was sold on 19 April 2006. The disposal of IBS was announced on 24 May 2006. Both businesses are therefore classified as held for sale as at 31 March 2006.

The major classes of assets and liabilities classified as held for sale as at 31 March are:

	Surplus property portfolio £m	Process Systems £m	Discontinued – IBS £m	Total £m
Non-current assets				
Property, plant and equipment	–	–	12	12
Intangible assets – goodwill	–	–	8	8
Intangible assets – other	–	–	2	2
Current assets				
Inventories	–	2	10	12
Trade and other receivables	–	2	16	18
Surplus property portfolio	2	–	–	2
Assets classified as held for sale	**2**	**4**	**48**	**54**
Non-current liabilities				
Borrowings	–	–	(4)	(4)
Other payables	–	–	(1)	(1)
Pension liability	–	(3)	–	(3)
Current liabilities				
Trade and other payables	–	(1)	(9)	(10)
Borrowings	–	–	(1)	(1)
Provisions	–	–	(6)	(6)
Liabilities classified as held for sale	**–**	**(4)**	**(21)**	**(25)**

Notes to the financial statements (continued)

24 Provisions

	Warranties £m	Restructuring £m	Environmental £m	Other £m	Total £m
At 1 April 2005	32	22	42	113	209
Disposal of subsidiary undertakings	(2)	(1)	–	(1)	(4)
Charged in year	3	42	4	19	68
Released in year	–	–	–	(1)	(1)
Utilised in year	(17)	(35)	(4)	(24)	(80)
Exchange adjustments	3	1	3	2	9
Classified as held for sale	(1)	(1)	–	(4)	(6)
At 31 March 2006	**18**	**28**	**45**	**104**	**195**

	2006 £m	2005 £m
Analysed as:		
Current liabilities	**97**	131
Non-current liabilities	**98**	78
	195	209

Warranties are provided for in the normal course of business based on an assessment of future claims with reference to past claims. Such costs are generally incurred over the product life cycle.

Restructuring provisions cover committed costs, the majority of which are expected to be incurred within one year of the balance sheet date.

Provisions for environmental remediation are made when a clean-up is probable and the amount can be determined reliably. This generally coincides with a commitment to a formal plan or, if earlier, on divestment or closure of inactive sites. These costs are expected to be incurred over the next 30 years.

Other provisions principally relate to onerous lease rentals in respect of vacant property, other onerous contracts and legal claims. These liabilities are expected to crystallise largely within the next five years.

The directors consider that the carrying amount of provisions equates to their fair value.

25 Pensions and post-retirement benefits

(i) Defined contribution schemes

The Group operates many defined contribution schemes. Pension costs in respect of defined contribution schemes represented contributions payable in the year and amounted to £9 million (2005: £8 million). At 31 March 2006, there were £1 million (2005: £1 million) of outstanding contributions included in creditors.

(ii) Defined benefit schemes–general

The Group operates many funded and unfunded defined benefit pension and post-retirement schemes. Contributions to the defined benefit schemes are made in accordance with the recommendations of the independent actuary of the relevant scheme. There are two main funded defined benefit schemes in the UK and US, together with other smaller schemes in the rest of the world.

The principal Group scheme covering the majority of UK employees is the Invensys Pension Scheme. The Invensys Pension Scheme is a funded defined benefit scheme. The last full actuarial valuation of the Scheme for funding purposes was carried out with a valuation date of 30 September 2005 by independent actuaries using the projected unit credit method. The assumptions that had the most effect on the results of this valuation for funding purposes are those relating to the discount rate on scheme liabilities and mortality assumptions.

There are numerous schemes operated by overseas subsidiaries. Of these the largest US scheme is assessed annually, and the other overseas defined benefit schemes are normally assessed periodically by independent actuaries in accordance with local practice.

The Group also operates a number of non-pension post-retirement benefit plans, the majority of which relate to the provision of medical benefits to retired former employees of the Group's subsidiaries in the US. These schemes are generally unfunded.

The last full valuations of all schemes on an IAS 19 basis have been updated to 31 March 2006.

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

(iii) Defined benefit schemes–major assumptions

The major assumptions made when valuing the assets and liabilities of funded and unfunded schemes under IAS 19 are as follows:

For March 2006 the major financial assumptions are:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.63	–	2.47
Rate of increase to pensions in payment**	3.35	–	1.91	–	1.68
Discount rate for scheme liabilities	4.95	6.05	5.11	6.05	4.76
Inflation rate	2.90	2.50	2.26	–	2.16

For March 2005 the major financial assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.10	–	2.33
Rate of increase to pensions in payment**	3.15	–	1.86	–	1.46
Discount rate for scheme liabilities	5.40	5.75	5.11	5.75	4.78
Inflation rate	2.90	2.50	2.01	–	1.91

For March 2004 the major financial assumptions were:

	Funded schemes			Unfunded schemes	
	Invensys Pension Scheme (UK) %	Invensys Pension Plan (US) %	Other %	US healthcare* %	Other %
Major assumptions					
Rates of increase in salaries	4.15	4.00	3.20	–	1.50
Rate of increase to pensions in payment**	3.15	–	1.80	–	1.30
Discount rate for scheme liabilities	5.50	6.00	5.20	6.00	5.10
Inflation rate	2.90	2.50	2.10	–	1.70

The demographic assumptions for the main schemes are as follows:

Invensys Pension Scheme (UK)

Standard actuarial mortality tables PA92 were adopted using year of birth and medium cohort projections. Probability of death at each age was multiplied by 126%.

Invensys Pension Plan (US)

The mortality table adopted was the RP 2000 Table for combined employee/annuitants, projected to 2006 using projection scale AA.

US Healthcare scheme

A one percentage point change in the assumed rate of increase in US healthcare costs would have the following effects:

	Increase £m	Decrease £m
Increase/decrease in aggregate service cost and interest cost	0.136	0.121
Increase/decrease in defined benefit obligation	1.653	1.479

* The assumptions used for medical trend rates for beneficiaries of the US healthcare scheme were 9.0% per annum, declining to an ultimate rate of 5.0% in 2006 (2005: 10.0% declining to 5.0%; 2004: 11.5% declining to 5.0%).

** The rate of increase for UK deferred pensions was 2.90% (2005 2.90%; 2004 2.90%).

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

(iv) Defined benefit schemes–income and expenses

The amounts that have been recognised in the consolidated income statement and consolidated statement of recognised income and expense for the year ended 31 March 2006 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts (charged)/credited to the income statement:						
Current service cost	(18)	(9)	(6)	–	(3)	(36)
Past service credit	–	–	–	8	–	8
Settlements	2	–	(1)	–	–	1
Curtailments	22	–	–	–	–	22
Total credit/(charge) to operating profit/(loss)*	6	(9)	(7)	8	(3)	(5)
Expected return on plan assets	209	40	14	–	–	263
Interest on plan liabilities	(204)	(44)	(12)	(3)	(5)	(268)
Other finance credit/(charges)–IAS 19	5	(4)	2	(3)	(5)	(5)
Analysis of amounts recognised in the consolidated statement of recognised income and expense:						
Actual return less expected return on scheme assets	293	(4)	13	–	–	302
Experience gains/(losses) arising on the scheme liabilities	53	(10)	(2)	14	–	55
Changes in assumptions underlying the present value of the plan liabilities	(432)	7	(14)	1	(7)	(445)
Actuarial (loss)/gain recognised in the consolidated statement of recognised income and expense	(86)	(7)	(3)	15	(7)	(88)

The amounts that were recognised in the consolidated income statement and consolidated statement of recognised income and expense for the year ended 31 March 2005 are set out below:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Analysis of amounts (charged)/credited to the income statement:						
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Settlements	1	–	–	–	–	1
Curtailments	1	7	–	–	–	8
Total charge to operating profit/(loss)*	(18)	(3)	(7)	–	(4)	(32)
Expected return on plan assets	203	36	14	–	–	253
Interest on plan liabilities	(204)	(43)	(12)	(3)	(6)	(268)
Other finance (charges)/credit – IAS 19	(1)	(7)	2	(3)	(6)	(15)
Analysis of amounts recognised in the consolidated statement of recognised income and expense:						
Actual return less expected return on scheme assets	36	(9)	5	–	–	32
Experience (losses)/gains arising on the scheme liabilities	(2)	11	(1)	–	1	9
Changes in assumptions underlying the present value of the plan liabilities	(54)	(22)	(7)	(1)	(7)	(91)
Actuarial loss recognised in the consolidated statement of recognised income and expense	(20)	(20)	(3)	(1)	(6)	(50)

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

*The amounts (charged)/credited to the income statement were (charged)/credited to the following lines in the income statement:

	2006 £m	2005 £m
Cost of sales	(17)	(17)
Administrative costs	(16)	(16)
Other exceptional items	12	–
Profit after taxation – discontinued	16	1
Total charge to operating profit/(loss)	(5)	(32)

(v) Defined benefit schemes–changes in present value of defined benefit obligations and fair value of plan assets

Changes in the present value of the defined benefit obligation for the year to 31 March 2006 are as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Opening present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Current service cost	(18)	(9)	(6)	–	(3)	(36)
Past service cost	–	–	–	8	–	8
Contributions by employees	(4)	–	(1)	–	–	(5)
Benefit payments	224	45	12	3	8	292
Interest on plan liabilities	(204)	(44)	(12)	(3)	(5)	(268)
Settlements	9	–	1	–	–	10
Curtailments	22	–	–	–	–	22
Net liabilities transferred on disposal	–	–	19	–	1	20
Actuarial (losses)/gains	(379)	(3)	(16)	15	(7)	(390)
Classified as held for sale	–	–	–	–	3	3
Exchange adjustments	–	(64)	(7)	(4)	(3)	(78)
Closing present value of defined benefit obligation	**(4,235)**	**(806)**	**(240)**	**(37)**	**(125)**	**(5,443)**

Changes in the fair value of plan assets for the year to 31 March 2006 are as follows:

	Funded schemes			
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Opening fair value of plan assets	3,587	634	226	4,447
Expected return on plan assets	209	40	14	263
Contributions by employer	145	19	6	170
Contributions by employees	4	–	1	5
Benefit payments	(224)	(45)	(12)	(281)
Settlements	(7)	–	(2)	(9)
Net liabilities transferred on disposal	–	–	(7)	(7)
Actuarial gains/(losses)	293	(4)	13	302
Exchange adjustments	–	56	8	64
Closing fair value of plan assets	**4,007**	**700**	**247**	**4,954**
Actual return on plan assets	502	36	27	565

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

Changes in the present value of the defined benefit obligation for the year to 31 March 2005 were as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Opening present value of defined benefit obligation	(3,806)	(738)	(221)	(57)	(117)	(4,939)
Transfers (from)/to other schemes	–	–	(6)	–	6	–
Current service cost	(20)	(10)	(7)	–	(4)	(41)
Contributions by employees	(5)	–	(2)	–	–	(7)
Benefit payments	204	43	23	4	8	282
Interest on plan liabilities	(204)	(43)	(12)	(3)	(6)	(268)
Settlements	1	–	–	–	–	1
Curtailments	1	7	–	–	–	8
Net liabilities transferred on disposal	–	–	3	–	2	5
Actuarial losses	(56)	(11)	(8)	(1)	(6)	(82)
Exchange adjustments	–	21	–	1	(2)	20
Closing present value of defined benefit obligation	**(3,885)**	**(731)**	**(230)**	**(56)**	**(119)**	**(5,021)**

Changes in the fair value of plan assets for the year to 31 March 2005 were as follows:

	Funded schemes			
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	Total £m
Opening fair value of plan assets	3,494	624	215	4,333
Expected return on plan assets	203	36	14	253
Contributions by employer	53	44	14	111
Contributions by employees	5	–	2	7
Benefit payments	(204)	(43)	(23)	(270)
Net liabilities transferred on disposal	–	–	(2)	(2)
Actuarial gains/(losses)	36	(9)	5	32
Exchange adjustments	–	(18)	1	(17)
Closing fair value of plan assets	**3,587**	**634**	**226**	**4,447**
Actual return on plan assets	239	27	19	285

(vi) Defined benefit schemes–reconciliations of balance sheet amounts

Reconciliation of assets and liabilities recognised in the balance sheet as at 31 March 2006:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Present value of defined benefit obligation	(4,235)	(806)	(240)	(37)	(125)	(5,443)
Fair value of plan assets	4,007	700	247	–	–	4,954
(Deficit)/surplus in the plan	(228)	(106)	7	(37)	(125)	(489)
Restrictions of asset recognised	–	–	–	–	–	–
Net (liability)/asset	**(228)**	**(106)**	**7**	**(37)**	**(125)**	**(489)**
The net asset/(liability) is presented on the balance sheet as follows:						
Non-current pension asset	–	–	42	–	–	42
Non-current pension liability	(228)	(106)	(35)	(37)	(125)	(531)
Net (liability)/asset	**(228)**	**(106)**	**7**	**(37)**	**(125)**	**(489)**

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

Reconciliation of assets and liabilities recognised in the balance sheet as at 31 March 2005:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US healthcare £m	Other £m	Total £m
Present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Fair value of plan assets	3,587	634	226	–	–	4,447
Deficit in the plan	(298)	(97)	(4)	(56)	(119)	(574)
Restrictions of asset recognised	–	–	–	–	–	–
Net liability	(298)	(97)	(4)	(56)	(119)	(574)
The net asset/(liability) is presented on the balance sheet as follows:						
Non-current pension asset	–	–	39	–	–	39
Non-current pension liability	(298)	(97)	(43)	(56)	(119)	(613)
Net liability	(298)	(97)	(4)	(56)	(119)	(574)

(vii) Defined benefit schemes–expected rate of return and analysis of scheme assets

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2006 are:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	7.6	1,319	8.2	266	7.7	123	1,708
Bonds	4.4	2,611	5.2	373	4.4	93	3,077
Other	4.7	77	5.0	61	5.8	31	169
Fair value of plan assets		4,007		700		247	4,954

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2005 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,300	9.6	256	7.0	114	1,670
Bonds	4.8	2,239	4.5	171	5.0	82	2,492
Other	5.4	48	3.1	207	4.4	30	285
Fair value of plan assets		3,587		634		226	4,447

The expected long-term rate of return and market value of funded defined benefit schemes at 31 March 2004 were:

	Invensys Pension Scheme (UK)		Invensys Pension Plan (US)		Other		Total
	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Expected long-term rate of return %	Market value £m	Market value £m
Equities	8.0	1,088	8.5	312	7.7	114	1,514
Bonds	5.0	2,108	3.8	150	5.5	77	2,335
Other	5.4	298	2.0	162	5.1	24	484
Fair value of plan assets		3,494		624		215	4,333

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

The expected return on each asset class has been determined on the basis of market expectations for the rate of return on each asset class over the life of the related obligation, at the balance sheet date. In respect of the UK scheme, Government and Corporate Bond indices have been used to set the expected rate of return on bonds, and a risk premium has been applied to determine the expected long-term rate of return on equity investments. Similar processes are applied to other schemes. The Trustee of the UK scheme has recently adopted a new statement of investment principles which states that the Trustee will target a long-term rate of return on investments as a whole at 1% over Government stock of an appropriate duration; this would give an overall expected rate of return of 5.15% at the balance sheet date after allowing for scheme expenses. In respect of the US scheme, there has been a significant change in the expected rate of return on equities in the US due to a reduction in the assumed risk premium representing the excess return above US Government Bonds available on equities.

(viii) Defined benefit schemes—history of experience adjustments

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US Healthcare £m	Other £m	Total £m
Year ended 31 March 2006						
Present value of defined benefit obligation	(4,235)	(806)	(240)	(37)	(125)	(5,443)
Fair value of plan assets	4,007	700	247	–	–	4,954
Deficit/(surplus) in the plan	(228)	(106)	7	(37)	(125)	(489)
Experience adjustments on plan liabilities	53	(10)	(2)	14	–	55
Experience adjustments on plan assets	293	(4)	13	–	–	302
Year ended 31 March 2005						
Present value of defined benefit obligation	(3,885)	(731)	(230)	(56)	(119)	(5,021)
Fair value of plan assets	3,587	634	226	–	–	4,447
Deficit in the plan	(298)	(97)	(4)	(56)	(119)	(574)
Experience adjustments on plan liabilities	(2)	11	(1)	–	1	9
Experience adjustments on plan assets	36	(9)	5	–	–	32
Year ended 31 March 2004						
Present value of defined benefit obligation	(3,806)	(738)	(221)	(57)	(117)	(4,939)
Fair value of plan assets	3,494	624	215	–	–	4,333
Deficit in the plan	(312)	(114)	(6)	(57)	(117)	(606)
Experience adjustments on plan liabilities	65	2	12	9	(19)	69
Experience adjustments on plan assets	206	113	28	–	–	347
Year ended 31 March 2003						
Present value of defined benefit obligation	(3,701)	(801)	(231)	(74)	(88)	(4,895)
Fair value of plan assets	3,262	510	192	–	–	3,964
Deficit in the plan	(439)	(291)	(39)	(74)	(88)	(931)
Experience adjustments on plan liabilities	67	8	(23)	(5)	(13)	34
Experience adjustments on plan assets	(592)	(125)	(9)	–	–	(726)

It is not practicable to present the information for the year ended 31 March 2002 under IAS 19.

Cumulative actuarial gains and losses

The cumulative amount of actuarial gains and losses recognised since 1 April 2004 in the consolidated statement of recognised income and expense is a loss of £138 million (2005: loss of £50 million). The directors are unable to determine how much of the pension scheme deficit recognised on transition to IFRSs and taken directly to equity of £606 million in the Group is attributable to actuarial gains and losses since inception of those pension schemes. Consequently the directors are unable to determine the amount of actuarial gains and losses that would have been recognised in the Consolidated statement of recognised income and expense before 1 April 2004.

Notes to the financial statements (continued)

25 Pensions and post-retirement benefits (continued)

(ix) Pensions and post-retirement benefits–other

Total pension service costs charged to the income statement in respect of defined benefit and defined contribution schemes amounted to £45 million (2005: £49 million).

The estimated level of contributions expected to be paid to defined benefit plans in the year to 31 March 2007 is as follows:

	Funded schemes			Unfunded schemes		
	Invensys Pension Scheme (UK) £m	Invensys Pension Plan (US) £m	Other £m	US Healthcare £m	Other £m	Total £m
	35	9	5	4	8	61

Regarding rates of contributions for future years, following the triennial valuation of the UK pension scheme (valuation date 30 September 2005) contributions to the UK pension scheme will be made at the rate of 24.3% of pensionable salaries up to the date of the next triennial valuation. In addition, the Company will continue to make supplemental contributions to the scheme of £20 million per annum in each of the years ending 31 March 2007 and 31 March 2008, followed by contributions of £35 million per annum* until the scheme's deficit is eliminated. Where the proceeds from the sale of a business exceed £1 million, at least 8% of the proceeds net of tax and costs will be paid as additional contributions to the UK main scheme. Under the main US scheme, the Company's agreement with the Pension Benefit Guaranty Corporation provided for additional contributions of 4% of net proceeds from future disposals.

*In today's money, uplifted for inflation.

26 Trade and other payables

	2006 £m	2005 £m
Non-current		
Other payables	**13**	14
Other payables	**13**	14
Current		
Trade payables	**269**	307
Accruals and deferred income	**164**	190
Interest payable	**22**	17
Other payables	**145**	132
Other payables	**600**	646

Terms and conditions of the above financial liabilities are as follows:

Trade payables are non-interest bearing and are on average normally settled on 60-day terms. Interest payable on the Group's major borrowing facilities is settled either quarterly or half-yearly throughout the financial year. Other payables include sales taxes, social security and payroll taxes, payroll creditors, customer advances (not related to construction contracts), payments received from customers in advance of work performed on construction contracts and commissions payable. They are non-interest bearing. The majority of non-current other payables will mature in more than one year but in less than two years; there is a small proportion that will mature in over five years.

The directors consider that the carrying amount of both current and non-current trade and other payables approximates to their fair value.

Notes to the financial statements (continued)

27 Issued capital
Authorised and issued share capital

	2006	2006	2005	2005
Authorised:				
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	**56,005**	**560**	56,005	560
Deferred shares of 24p each	**3,500**	**840**	3,500	840
	59,505	**1,400**	59,505	1,400

Issued and fully paid:

	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	**5,687**	**57**	5,687	57

A reconciliation of the authorised and issued share capital is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares million	Number of shares million	Share capital £m	Share capital £m
At 1 April 2004	59,505	9,187	1,400	897
Cancellation of deferred shares of 24p each	–	(3,500)	–	(840)
At 31 March 2005	59,505	5,687	1,400	57
At beginning and end of year to 31 March 2006	59,505	5,687	1,400	57

Shares reserved for issue under options

During the year the Company issued 105,949 ordinary shares pursuant to the exercise of options under the Invensys Savings Related Share Option Scheme.

On 22 July 2005, 10 November 2005 and 27 February 2006 conditional awards over 131,453,400 shares, 9,388,805 shares and 709,606 shares respectively were granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP). The awards are subject to a three-year performance period from the date of grant after which 50% of any shares vesting on satisfaction of the performance requirement will be released at that time with the other 50% being deferred for one year. Outstanding awards under the LTIP at 31 March 2006, which, subject to satisfaction of the performance requirement and any appropriate holding period, will be released at various dates between 2008 and 2010, were 201,725,714 (2005: 71,601,077).

As at 31 March 2006, outstanding executive share options exercisable, subject to the satisfaction of the relevant performance condition, at various dates between 2006 and 2014 at various prices between 16.55p and 574.905p per ordinary share, and at an average price of 140.92p per ordinary share, were 62,283,606 (2005: 127,073,953).

Outstanding options under the Company's various savings related share option schemes at 31 March 2006, exercisable at various dates between 2006 and 2010 and at various prices between 14.00p and 255.55p per ordinary share, and at an average price of 48.60p per ordinary share, were 18,014,165 (2005: 25,498,165).

In addition, as at 31 March 2006, options over 265,679 (2005: 455,571) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every Invensys International Holdings Limited ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer that took place in March 2004.

Notes to the financial statements (continued)

28 Reconciliation of movements in equity

	Attributable to equity holders of the parent				
	Issued capital (Note 27) £m	Retained earnings £m	Other reserves (see below) £m	Minority interests £m	Total £m
At 1 April 2004	897	(4,395)	3,032	165	(301)
Cancellation of deferred shares of 24p each	(840)	–	840	–	–
Total recognised (expense)/income for the year	–	(145)	1	(17)	(161)
Share-based payment	–	1	–	–	1
Disposal of minority interests	–	–	–	(1)	(1)
Dividends paid to minority interests	–	–	–	(14)	(14)
At 31 March 2005	57	(4,539)	3,873	133	(476)
Adoption of IAS 39	–	3	4	3	10
As restated	57	(4,536)	3,877	136	(466)
Total recognised (expense)/income for the year	–	(69)	4	5	(60)
Share-based payment	–	8	–	–	8
Disposal of minority interests	–	–	–	(73)	(73)
Dividends paid to minority interests	–	–	–	(2)	(2)
At 31 March 2006	57	(4,597)	3,881	66	(593)

Other reserves

	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Cash flow hedge reserve £m	Foreign exchange reserve £m	Other reserves £m
At 1 April 2004	440	83	2,509	–	–	3,032
Cancellation of deferred shares of 24p each	–	840	–	–	–	840
Currency translation differences	–	–	–	–	1	1
At 31 March 2005	440	923	2,509	–	1	3,873
Adoption of IAS 39	–	–	–	4	–	4
As restated	440	923	2,509	4	1	3,877
Gains taken to equity	–	–	–	2	–	2
Transferred to income statement for the year	–	–	–	(2)	–	(2)
Currency translation differences	–	–	–	–	4	4
At 31 March 2006	440	923	2,509	4	5	3,881

Nature and purpose of other reserves

Share premium account

This reserve records the consideration premium for shares issued at a value that exceeds their nominal value.

Capital redemption reserve

This reserve arose when the Company repurchased its own shares for cancellation as part of a return of capital programme and is non-distributable. Subsequently, in the year ended 31 March 2005, 3,499,780,822 deferred shares of 24p each were cancelled, in accordance with their terms of issue. This cancellation resulted in a transfer of £840 million from share capital to the capital redemption reserve.

Capital reserve

Previously the Group merger reserve, this reserve was created on the merger of BTR plc and Siebe plc in February 1999 and is non-distributable.

Cash flow hedge reserve

This reserve records, for each hedged item in an effective cash flow hedge, the cumulative change in fair value of the expected future cash flow on the hedged item from the inception of the hedge relationship.

Foreign exchange reserve

The foreign exchange reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries. It is also used to record the net investments hedged in these subsidiaries.

Notes to the financial statements (continued)

29 Share-based payment plans

The Company operates various share schemes under which relevant awards have been granted and are outstanding as detailed below:

Plans for senior employees

Executive Share Options

Invensys 1998 Senior Executive Share Option Scheme

Grant details: an executive share option scheme under which options have been granted to directors and senior executives at no cost. Options are exercisable between the third and 10th anniversary of the grant date at a price equal to the average middle market quoted price of the Company's shares over the five dealing days which precede the date of grant. Options are satisfied by the issue of new shares or in the case of awards granted as share appreciation rights, in cash.

Vesting requirements

Performance requirements: (a) For grants made prior to 25 July 2001, earnings per share (EPS) performance of RPI + 12% over a three-year period to be applied each year until the earlier of when the condition is met or the measurement period the last financial year of which is the year preceding that in which the option will lapse; (b) for grants made between 25 July 2001 and 16 June 2002 EPS of RPI + 12% in the three years after grant or EPS of RPI + 16% in the four years after grant or EPS of RPI + 20% in the five years after grant, failing which the option will lapse; and (c) for grants made on 17 June 2002 and after, total shareholder return ('TSR') performance against a peer group of the FTSE 100 over a performance period of three, four or five years commencing on the date of grant. 40% will be exercisable if median position is achieved, rising to 100% if upper quartile position is achieved. Between these two points the option will vest on a straight-line basis. If the performance condition is not met in full at the first measurement then it will be re-tested against the fixed base in years four and five. If the median position is not achieved by the end of the fifth year the option will lapse.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: The Company does not propose to operate the Scheme, except in the case of recruitment situations, where it may be considered appropriate. Hence no options were granted during the years ended 31 March 2006 or 31 March 2005.

Other arrangements:

One option was granted under a separate arrangement to the incoming Chief Operating Officer (now Chief Executive), Ulf Henriksson, during the year ended 31 March 2005 as detailed below:

	Option granted in year ended 31 March 2005
Total number of awards granted	5,000,000
Weighted average fair value	11.00p
Weighted average share price	16.00p
Exercise price	16.55p
Expected volatility	75.00%
Expected option life	6 years
Expected dividend yield	0.00%
Risk free interest rate	5.21%

Details of executive share options outstanding under this scheme, and including the option granted to Mr Henriksson during the year, are as follows:

	2006		2005	
Share option transactions	**Number of share options**	**Weighted average exercise price (p)**	Number of share options	Weighted average exercise price (p)
Outstanding at the beginning of the year	**110,007,580**	**142.58p**	125,430,427	150.67p
Granted during the year	–	–	5,000,000	16.55p
Forfeited during the year	**6,652,354**	**154.79p**	203,666	161.64p
Exercised during the year	–	–	–	–
Lapsed during the year	**43,330,572**	**155.44p**	20,219,181	161.36p
Outstanding at the end of the year	**60,024,654**	**131.94p**	110,007,580	142.58p

Notes to the financial statements (continued)

29 Share-based payment plans (continued)
The options outstanding at the end of the year have a weighted average remaining contractual life of 5.7 years (2005: 6.5 years) and the range of exercise prices was between 16.55p and 318.95p.

Long Term Incentives

Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP')
Grant details: a long-term incentive plan under which awards are granted to directors and senior executives at no (or nominal) cost. Depending on the country in which the participant is resident the award would be delivered using one of the following mechanisms: (a) a nominal price option award which is a right to acquire shares for a nominal payment (unless the Company determines otherwise); (b) a conditional share award; or (c) a cash award (granted in respect of a notional number of shares). Awards are normally subject to a three-year performance period, commencing on the date of award, followed by a retention period. For awards granted prior to 22 July 2005 the retention period was two years; for awards made on or after 22 July 2005, 50% of any shares vesting on satisfaction of the performance requirements will be released at the end of the performance period with the other 50% being deferred for one year.

Vesting requirements:
Performance requirements:
TSR test (a) awards granted prior to 28 May 2003: TSR ranked against a peer group, selected at the discretion of the Remuneration Committee (with no re-testing opportunities). TSR must rank at the median position (when the peer group is ranked in descending order of TSR) in order for 50% of the shares subject to the award to be available (subject to the retention period), rising to 100% of the shares if the upper quartile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The peer group selected for the relevant grant was as follows:

- Award dated 4 December 2002: the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and

(b) awards granted after 28 May 2003: the same TSR performance test that applies to awards granted prior to this date, save that 25% of the shares subject to the award will be available (subject to the retention period), if TSR must rank at the median position (when the peer group is ranked in descending order of TSR), rising to 100% of the shares if the upper decile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The Peer Groups selected for the relevant awards are as follows:

- Awards granted on 20 June 2003, 13 November 2003, 24 June 2004, 30 September 2004, 1 December 2004 and 21 December 2004: the companies that comprised the FTSE Mid 250 Index on the date of the grant; and
- Awards granted on 22 July 2005, 10 November 2005 and 27 February 2006: ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group, Yokagawa

Overall performance test: (a) for awards granted prior to 22 July 2005: the Remuneration Committee must be satisfied that there has been a sustained delivery over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness; and,

(b) for the awards granted on or after 22 July 2005 that two underpins have been met; (1) achievement of stretching internal free cash flow targets; and (2) efficient management of legacy liability items.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee after the completion of the first two years of the performance period.

Scheme use: currently used as the sole long-term incentive; the intention is to continue to make awards under this plan in 2006/07 and subsequently.

Notes to the financial statements (continued)

29 Share-based payment plans (continued)

Grants made during the year ended 31 March 2006 and 31 March 2005 are detailed below:

	LTIP awards granted in the year ended 31 March 2006	LTIP awards granted in year ended 31 March 2005
Total number of awards granted	**154,030,075**	43,375,034
Weighted average fair value	**5.59p**	8.23p
Exercise price	**n/a**	n/a
Expected volatility	**n/a**	n/a
Weighted average expected award life	**3.5 years**	5.0 years
Expected dividend yield	**0.00%**	0.00%
Risk free interest rate	**n/a**	n/a

Details of relevant LTIP awards outstanding during the year are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	**75,261,557**	33,521,000
Granted during the year	**154,030,075**	43,375,034
Forfeited during the year	**7,982,392**	778,350
Vested during the year	**–**	–
Lapsed during the year	**4,409,902**	856,127
Outstanding at the end of the year	**216,899,338**	75,261,557

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of 3.0 years (2005: 4.0 years).

Invensys Restricted Share Plan ('RSP')

Grant details: a restricted share plan whereby awards, to be satisfied by the transfer of existing issued shares or in cash, are granted to certain senior employees at no cost.

Vesting requirements:

Performance requirements: awards are not subject to a performance condition, but in some cases shares are subject to a holding period following vesting.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: The plan is operated predominantly for senior executives in special circumstances, such as recruitment and retention situations.

Grants made during the year ended 31 March 2006 and 31 March 2005 (including a separate restricted share award granted to Mr Henriksson during the year ended 31 March 2005) are detailed below:

	RSP awards granted in year ended 31 March 2006	RSP awards granted in year ended 31 March 2005
Total number of awards granted	**4,247,492**	4,000,000
Weighted average fair value	**12.63p**	16.00p
Weighted average exercise price	**n/a**	n/a
Expected volatility	**n/a**	n/a
Weighted average expected award life	**2.8 years**	2.5 years
Expected dividend yield	**0.00%**	0.00%
Risk free interest rate	**n/a**	n/a

Notes to the financial statements (continued)

29 Share-based payment plans (continued)

Details of relevant restricted share awards outstanding during the year (including the award made to Mr Henriksson during the year ended 31 March 2005) are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	**9,515,244**	18,925,175
Granted during the year	**4,247,492**	4,000,000
Forfeited during the year	**492,955**	1,319,560
Vested during the year (cash-settled)	**4,062,324**	–
Lapsed during the year	**959,965**	12,090,371
Outstanding at the end of the year	**8,247,492**	9,515,244

The RSP awards outstanding at the end of the year have a weighted average remaining contractual life of 1.4 years (2005: 1.2 years).

Closed option schemes

In addition, during the year ended 31 March 2006, there were executive share options outstanding under the Siebe plc Share Option Scheme 1993, BTR Senior Executive Share Option Scheme (1985), BTR Executive Share Option Scheme (1995), Eurotherm plc Executive Share Option Scheme 1995, The Unitech 1984 Executive Share Option Scheme and The Second Unitech 1984 Executive Share Option Scheme. Grants are no longer made under these closed schemes, the last grant having been made under the Siebe plc Share Option Scheme 1993 in March 1999. Outstanding options under these schemes were 2,955,357 (2005: 17,906,820), with a weighted average remaining contractual life of 1.0 years (2005: 0.8 years) and range of exercise prices between 156.223p and 574.905p.

All employee schemes

Invensys Savings Related Share Option Scheme

Grant details: the Scheme operates in the UK, is based on a savings plan and is offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. The vesting period for the options is three, five or seven years.

Vesting requirements:

Performance requirements: the Scheme operates in the UK within specific tax legislation and is therefore not subject to performance conditions other than that a participant is required to complete the savings contract in order to exercise their options.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases.

Scheme use: The use of the Scheme and potential future launches are reviewed on a regular basis. No options were granted under this Scheme during the year ended 31 March 2006.

The options granted during the year ended 31 March 2005 are detailed below:

	Options granted in year ended 31 March 2005
Total number of awards granted	9,862,741
Weighted average fair value	10.00p
Exercise price	14.00p
Expected volatility	75.00%
Expected option life	3.2 years
Expected dividend yield	0.00%
Risk free interest rate	5.13%

Notes to the financial statements (continued)

29 Share-based payment plans (continued)

Details of relevant options outstanding during the year are as follows:

	2006		2005	
	Number of share options	**Weighted average exercise price(p)**	Number of share options	Weighted average exercise price(p)
Outstanding at the beginning of the year	**18,382,720**	**35.36p**	27,064,282	72.05p
Granted during the year	**–**	**n/a**	9,862,741	14.00p
Forfeited during the year	**3,598,511**	**43.60p**	17,350,439	77.06p
Exercised during the year	**105,949**	**14.00p**	2,957	14.00p
Lapsed during the year	**2,594,352**	**41.00p**	1,190,907	76.97p
Outstanding at the end of the year	**12,083,908**	**31.92p**	18,382,720	35.36p

The options outstanding at the end of the year have a weighted average remaining contractual life of 1.8 years (2005: 2.7 years) and the range of exercise prices was between 14.00p and 255.55p.

Invensys Overseas Savings Related Share Option Scheme

Grant details: the Scheme operates in a number of overseas countries where it has proved advantageous and practicable based on the numbers of eligible employees and local legal and tax requirements. It is based on a savings plan and is offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation.

Vesting requirements:

Performance requirements: There are no performance conditions, other than that a participant is required to complete the savings contract in order to exercise their options.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases.

Scheme use: The use of the scheme and potential future launches are reviewed on a regular basis. No options were granted under this Scheme during the years ended 31 March 2005 or 31 March 2006.

Details of relevant options outstanding during the year are as follows:

	2006		2005	
	Number of share options	**Weighted average exercise price(p)**	Number of share options	Weighted average exercise price(p)
Outstanding at the beginning of the year	**7,115,445**	**92.04p**	14,502,259	104.08p
Granted during the year	**–**	**n/a**	–	n/a
Forfeited during the year	**1,088,163**	**139.21p**	4,784,304	115.69p
Exercised during the year	**–**	**n/a**	–	n/a
Lapsed during the year	**97,025**	**139.38p**	2,602,510	115.69p
Outstanding at the end of the year	**5,930,257**	**82.57p**	7,115,445	92.04p

The options outstanding at the end of the year have a weighted average remaining contractual life of 0.7 years (2005: 1.6 years) and the range of exercise prices was between 41.43p and 255.55p.

Turnaround Bonus Overlay Plan

In addition to the schemes detailed above, the Group has introduced the Turnaround Bonus Overlay Plan ('TBO') under which executives have the opportunity to receive a supplemental bonus of up to 100% of their base salary in respect of any financial year to be paid in shares upon reaching specified target levels of performance. The TBO will operate in addition to the existing Executive Bonus Plan. Any bonuses earned under the TBO will be payable in shares with 50% of the shares awarded being released following the first anniversary of those shares being awarded and the other 50% being released following the second anniversary. Release of the shares is generally subject to continued employment at the relevant date although shares may be released early in defined good leaver cases or with the consent of the Remuneration Committee. The Remuneration Committee has committed that the TBO will not be operated in respect of years after 2007/08. There are currently no grants outstanding under the TBO. The first grants under the TBO will be made shortly, having been approved at the Remuneration Committee of 22 May 2006.

Measurement of fair value

The Black-Scholes option pricing model has been used to calculate the fair value of options granted during the year. An 'adjusted market value' method of valuation, based on market value at grant date, adjusted for expected forfeitures and market-based performance conditions has been used to calculate the fair value of all other awards (i.e. LTIP and RSP awards).

Notes to the financial statements (continued)

29 Share-based payment plans (continued)

Expected volatility was based on both historical volatility of the Company's share price over the previous 10 years and on the implied volatility of traded options of the Group's shares. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Share-based payment expense

The Group recognised total expenses of £8 million (2005: £3 million) related to equity-settled share-based payment transactions during the year.

30 Commitments and contingencies

Capital expenditure

Capital expenditure for property, plant and equipment contracted at the balance sheet date but for which no provision has been made in the accounts amounted to £3 million (2005: £6 million).

Operating leases

The Group has entered into commercial leases on certain land and buildings, motor vehicles and items of plant and equipment. Land and buildings leases are generally subject to periodic rent reviews. Some leases have renewal options. These are at the option of the Group, sometimes subject to a minimum notice period. In some cases rent escalations are set out in the lease contract. There are no material contingent rents payable. No significant restrictions are placed upon the Group by entering into these leases.

Operating lease payments

	2006 £m	2005 £m
Minimum lease payments	**38**	50
Sublease payments	**(3)**	(4)
Operating lease payments	**35**	46

Operating lease commitments

Future minimum rentals payable under non-cancellable operating leases are as follows:

	Land and buildings 2006 £m	Other 2006 £m	Total 2006 £m	Land and buildings 2005 £m	Other 2005 £m	Total 2005 £m
Not later than one year	**35**	**7**	**42**	34	12	46
After one year but not more than five years	**87**	**6**	**93**	80	12	92
Later than five years	**73**	**–**	**73**	106	2	108
	195	**13**	**208**	220	26	246

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 March 2006 is £18 million (2005: £17 million).

Obligations under finance leases

At 31 March 2006 future minimum payments due under finance leases and similar hire purchase arrangements together with the present value of the net minimum lease payments are as follows:

	2006		2005	
	Minimum lease payments £m	Present value of minimum payments £m	Minimum lease payments £m	Present value of minimum payments £m
Payable not later than one year	**3**	**2**	3	2
Payable after one year but not more than five years	**6**	**4**	8	7
Payable after five years	**1**	**1**	2	2
Total gross payments	**10**	**7**	13	11
Less: finance charges allocated to future periods	**(3)**		(2)	
Present value of finance lease obligations	**7**		11	
Amount due for settlement within 12 months		**2**		2
Amount due for settlement after 12 months		**5**		9

Notes to the financial statements (continued)

30 Commitments and contingencies (continued)

The total of future minimum sublease payments expected to be received under non-cancellable subleases at 31 March 2006 is £4 million (2005: £nil million).

The Group leases a small proportion of its properties, plant and equipment under finance leases. The average lease term is 16 years for properties and 4 years for plant and machinery. For the year ended 31 March 2006, the average effective borrowing rate was 10% (2005: 9%). Leases are generally on a fixed repayment basis, with no material contingent amounts payable. The fair value of the Group's lease obligations approximates their carrying amount. These leases have terms of renewal and/or purchase options at the option of the Group. One property is subject to a sale and leaseback arrangement and will be purchased by the Group when the lease expires in 2008. Provision has been made for the amount by which the purchase price is expected to exceed market value. There are no significant escalation clauses and no significant restrictions are placed upon the Group by entering into these leases.

The Group's finance lease liabilities are secured against the assets to which they relate.

Contingent liabilities

In a very limited number of cases, the Group has guaranteed certain borrowings by third parties. At 31 March 2006, the maximum contingent liability to the Group arising from these guarantees was £8 million (2005: £10 million), being the total amount of such borrowings outstanding at that date.

The Group has contingent liabilities in respect of bank loans and overdrafts and bank indemnities totalling £990 million (2005: £990 million).

Neither Invensys, nor any other member of the Group, is engaged in, nor (so far as the directors are aware) has pending, or threatened by, or against it any legal or arbitration proceedings which may have a significant effect on the financial position of the Group.

31 Reconciliation of cash flows from operating activities to free cash flow, excluding legacy payments

	2006 £m	2005 £m
Cash flows from operating activities	**(49)**	(95)
Net capital expenditure included within investing activities	**(68)**	(76)
Interest received	**30**	18
Disposal of continuing operations	**(2)**	–
Disposal working capital movement	**14**	11
Free cash flow including legacy payments	**(75)**	(142)
Add back legacy payments	**175**	181
Free cash flow excluding legacy payments	**100**	39

The directors consider that the best measure of the Group's cash performance is free cash flow excluding legacy payments as calculated above.

Legacy payments relate to payments made in respect of legacy liabilities. These liabilities are specific liabilities that were classified as such at the time of the Group's refinancing in 2004. These legacy liabilities comprise pension funding obligations, environmental matters arising prior to March 2004, tax due from or in respect of years ending prior to March 2004, litigation and other settlements of actions or potential action, each arising prior to March 2004 and transition costs in connection with the reshaping of the Group in early 2003.

Notes to the financial statements (continued)

32 Analysis of business disposals

The sales of Lambda, ABS EMEA and Baker were completed on 30 September 2005, 29 July 2005 and 31 March 2006 respectively. These businesses are classified as discontinued operations. In addition there were a number of small disposals of continuing operations. The aggregate net assets of these businesses at the date of disposal were as follows:

	2006 Discontinued £m	2006 Continuing £m	2006 Total £m	2005 Total* £m
Property, plant and equipment	66	1	67	132
Intangible assets – goodwill	91	1	92	137
Intangible assets – other	11	–	11	(2)
Other financial assets	9	–	9	–
Working capital	10	3	13	68
Cash and cash equivalents	24	–	24	18
Provisions	(4)	–	(4)	(9)
Deferred income tax liabilities	(1)	–	(1)	(11)
Pension liability	(13)	–	(13)	(3)
Borrowings	(14)	–	(14)	–
Current tax payable	(15)	–	(15)	(6)
Net assets divested	164	5	169	324
Directly related costs	31	3	34	65
Gain/(loss) on disposal	44	(4)	40	30
Foreign exchange (gain)/loss transferred on disposal of operations	(1)	–	(1)	3
Settlements and curtailments credit – IAS 19	(19)	–	(19)	(8)
Sale consideration	219	4	223	414
Satisfied by:				
Cash	221	4	225	420
Deferred consideration	(2)	–	(2)	(6)
	219	4	223	414
Net cash flow arising on disposal:				
- cash consideration	221	4	225	420
- cash costs of disposal	(15)	(2)	(17)	(39)
- cash and cash equivalents disposed of	(24)	–	(24)	(18)
	182	2	184	363

* 2005 wholly comprised amounts relating to Discontinued operations.

33 Remuneration of key management personnel

Key management comprises the executive directors. Remuneration is as follows:

	2006 £m	2005 £m
Short-term employee benefits	4	5
Post-employment benefits	–	–
Other long-term benefits	–	–
Termination benefits	–	–
Share-based payment	1	1
	5	6
Contributions to defined contribution plans for key management personnel	–	–

Short-term employee benefits comprise salary and benefits earned during the year and bonuses awarded for the year. Post-employment benefits comprise the cost of pensions and post-retirement benefits.

Notes to the financial statements (continued)

34 Transition to IFRSs

For all periods up to and including the year ended 31 March 2005 the Group prepared its financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (UK GAAP). These financial statements, for the year ended 31 March 2006, are the first the Group is required to prepare in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU).

Accordingly, the Group has prepared financial statements which comply with IFRSs applicable for periods beginning on or after 1 January 2005 and the significant accounting policies meeting those requirements are described in the accounting policies section of these Group financial statements. In preparing these financial statements, the Group has started from an opening balance sheet as at 1 April 2004, the Group's date of transition to IFRSs, and made those changes in accounting policies and other restatements required by IFRS 1, First-time Adoption of International Reporting Standards. This note explains the principal adjustments made by the Group in restating its UK GAAP balance sheet as at 1 April 2004 and its previously published UK GAAP financial statements for the year ended 31 March 2005.

IFRS transitional arrangements

The Group has applied the rules for first-time adoption of IFRS as set out in IFRS 1. IFRS 1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. These policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS.

In general, for the first-time adoption of IFRS, accounting standards are applied retrospectively. However IFRS 1 permits a number of optional exemptions, as well as prohibiting retrospective application of some aspects of other IFRS. The Group has adopted the following optional exemptions under IFRS 1:

(a) Business combinations prior to 1 April 2004 have not been restated to comply with IFRS 3, Business Combinations;

(b) All cumulative actuarial gains and losses with respect to employee benefits have been recognised in shareholders' equity at 1 April 2004;

(c) Cumulative translation differences on foreign operations are deemed to be zero at 1 April 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date;

(d) IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, have been applied for the first time in the financial statements for the ~~financial~~ year ended 31 March 2006, with no restatement of comparative information. Financial instruments recognised prior to 1 April 2005, the date of adoption of to IAS 32 and IAS 39, were designated at the date of IAS 32 and IAS 39 transition as fair value hedges, cash flow hedges, net investment hedges and at fair value through profit and loss, rather than at their inception; and

(e) The requirements of IFRS 2, Share-based Payment, have not been applied to equity instruments granted on or before 7 November 2002 and those vesting before 1 January 2005.

Consistent with the application of the exemption explained in (a) above, goodwill arising on business combinations between 1998 and 1 April 2004 has been retained at the previous UK GAAP amount subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Accounting policies applied in the year ended 31 March 2005

As noted above, the Group adopted IAS 32 and IAS 39 with effect from 1 April 2005 and under the exemption permitted by IFRS 1 has not restated comparative information. The accounting policies that have been applied for the year ended 31 March 2006 are set out in the accounting policies section of these Group financial statements. For the year ended 31 March 2005 the following UK GAAP accounting policies were applied in respect of financial instruments in the financial statements of the Group.

Financial instruments

The Group primarily uses forward foreign currency contracts and interest rate swaps to manage its exposures to fluctuations in interest and foreign exchange rates. These instruments are accounted for as hedges when, at the inception of the contract, they both meet the criteria for treatment as a hedge and are designated as a hedge. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Notes to the financial statements (continued)

34 Transition to IFRSs (continued)

Interest rate swaps

Interest rate swaps are revalued to fair value for disclosure only. They are not shown on the consolidated balance sheet. Interest payments and receipts are accrued and included in net interest payable as an adjustment of the interest expense of the designated liability.

Foreign exchange swaps and forwards

Where foreign exchange swaps and forwards are used to adjust the currency profile of net borrowings which are matched to net assets of subsidiaries, realised and unrealised gains and losses are taken directly to reserves. Where foreign exchange forwards are used to hedge foreign currency trade debtors and creditors, realised and unrealised gains and losses are recognised in the income statement. Where the instrument is used to hedge against future transactions, gains and losses are not recognised until the transaction occurs.

Debt instruments

New borrowings are initially recognised at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate on the carrying amount of the related debt, over the life of the instrument.

Key changes in accounting under IFRS

The differences between UK GAAP and IFRS that have had the most significant effect on the Group's reported results are set out below. The resulting adjustments made to equity at 31 March 2006 and 31 March 2005 and profit or loss for the year ended 31 March 2005 as previously reported under UK GAAP are set out in the reconciliations that follow. The adjustments had no material impact on cash resources and the reported cash flows generated by the Group.

IAS 38, Intangible Assets

IAS 38 requires the costs incurred on development projects that meet certain criteria to be recognised as intangible assets in the balance sheet. The Group's policy under UK GAAP was to expense all such costs as they were incurred. The application of the IAS 38 criteria resulted in the costs of a number of current and recent development projects being recognised as intangible assets in the balance sheet under IFRS. However, it was not possible in all cases to assess accurately whether costs expensed under UK GAAP prior to the IFRS transition date met the IAS 38 criteria for recognition at the time they were incurred. IFRS does not permit such assessments to be performed retrospectively and with the benefit of hindsight, so where contemporary records were insufficiently detailed or unavailable it has not been possible to recognise the asset under IAS 38. Procedures are now in place to monitor research and development projects against the IAS 38 criteria and recognise their costs as intangible assets when they meet those criteria.

Under IAS 38, intangible assets are amortised over their useful lives, which for current projects are between 4 and 10 years. The Group does not expect any of its intangible assets to have indefinite useful lives.

IAS 32 and IAS 39, Financial Instruments

The Group enters into derivative instruments to limit its exposure to interest rate and foreign exchange risk. Under UK GAAP, these instruments were measured at cost and accounted for as hedges, whereby gains and losses were deferred until the underlying transaction occurred. Under IFRS, derivative instruments are recognised on the balance sheet at fair value. In order to achieve hedge accounting under IFRS, certain criteria must be met regarding documentation, designation and effectiveness of the hedge. When a derivative is used to hedge the change in fair value of a recognised asset, liability or firm commitment, the change in fair value of both the hedging instrument and the hedged item are recognised in the income statement when they occur. For a hedge of changes in the future cash flows relating to a recognised asset or liability or to a probable forecast transaction, the change in fair value of the hedging instrument is recognised in equity until those future cash flows occur.

As mentioned above, the Group has applied IAS 32 and IAS 39 for the first time for the year ended 31 March 2006. As permitted by the transitional exemption available under IFRS 1, IAS 32 and IAS 39 have not been applied to the comparative information presented in these financial statements. The comparative information is prepared in accordance with UK GAAP.

Notes to the financial statements (continued)

34 Transition to IFRSs (continued)

If IAS 39 had been applied for the year to 31 March 2005, the market value of derivative financial instruments would have been recognised in the balance sheet with the changes in their value accounted for through the income statement or reserves. The effect on total equity at 1 April 2005 of implementing IAS 39 was an increase of £10 million.

IAS 21, The Effects of Changes in Foreign Exchange Rates

Under UK GAAP the Group was able to designate external foreign currency borrowings held by holding companies in the United Kingdom as a hedge of foreign currency denominated assets including goodwill previously written off to reserves. As a result the foreign exchange gains and losses on the borrowings were matched against the gains and losses on the assets and recognised in reserves. Goodwill previously written off to reserves is not recognised as a qualifying asset under IFRS, and is therefore not available to offset the foreign exchange gains and losses arising on the borrowings. As a result, under IFRS there are exchange differences that impact the income statement. These are disclosed separately on the face of the income statement.

IFRS 3, Business Combinations

Under IFRS 3, goodwill recognised in the balance sheet is no longer amortised. Instead it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. All goodwill recognised on the balance sheet at the date of transition to IFRS was tested for impairment at that date. No impairment was identified and no other adjustments to the carrying value of goodwill were made.

On the disposal of a business, IFRS does not require any related goodwill previously written off to reserves to be transferred to the income statement. The recognition in the income statement of disposals made after the date of transition has been restated to reflect this.

The Group adopted the exemption under IFRS 1 from restating business combinations prior to the date of transition to IFRS. The Group has applied IFRS 3 prospectively from IFRS transition. No significant business combinations have been undertaken since the transition date.

Other areas of change

IAS 12, Income Taxes, requires that deferred taxation is provided on substantially all differences between the carrying amounts and tax bases of assets and liabilities except those arising from goodwill that is not deductible for tax purposes. This is wider than under UK GAAP, which specifically does not permit the recognition of certain timing differences, including those that relate to revaluations where no sale is in process, or where it is probable that rollover relief or losses will be applied to the gain. The application of IFRS has resulted in the recognition of additional deferred tax balances including those relating to undistributed overseas retained earnings which are intended to be repatriated in the foreseeable future. Subject to any constraints arising from the legal requirements of those territories, the Group intends to repatriate overseas earnings from territories where overseas funds exist in excess of local operating requirements.

In accordance with IAS 19, Employee Benefits, additional liabilities were recognised on transition for accumulating compensated absences earned as a result of services rendered. IFRS 2, Share-Based Payment, requires the recognition of all share-based payments in the income statement, although this had only a limited impact on the Group's reported results for the year to 31 March 2005. The charge has been calculated using the Black-Scholes model because of the relatively small number of relevant share options extant. As permitted by the transitional exemption available under IFRS 1, the requirements of IFRS 2 have not been applied to equity instruments granted before 7 November 2002 and those vesting before 1 January 2005.

IAS 17, Leases, contains more specific guidance on the criteria that determine whether a lease is a finance lease or an operating lease. As a result two property leases and a few equipment leases have been reclassified as finance leases.

Presentation of the financial statements under IFRS

For the year ended 31 March 2006, the Group presents its financial statements in accordance with IAS 1, Presentation of Financial Statements. Where IAS 1 does not provide definitive guidance on presentation, for example in relation to aspects of the income statement, the Group has adopted a format consistent with UK GAAP requirements to assist in comparing results with prior years.

The presentation of the balance sheet under IFRS differs from the requirements under UK GAAP in a number of respects. These include requirements to analyse all assets and liabilities, including provisions, between current and non-current; and to categorise computer software, treated as tangible fixed assets under UK GAAP, as intangible assets.

Notes to the financial statements (continued)

34 Transition to IFRSs (continued)

The results of discontinued operations have been reclassified so as to be presented at the foot of the income statement in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The Group did not adopt IFRS 5 ahead of its effective date which was 1 April 2005 for Invensys. Accordingly, the comparative balance sheet for the year ended 31 March 2005 has not been adjusted for assets and liabilities classified as held for resale.

The IFRS cash flow statement is presented in a different format from that required under UK GAAP with cash flows split into three categories of activities–operating activities, investing activities and financing activities. The reconciling items between the UK GAAP presentation and the IFRS presentation have no net impact on the cash flows generated.

The adoption of IFRS by EU member states applies only to consolidated financial statements. Invensys continues to present its Parent company financial statements in accordance with UK GAAP. Consequently Parent company financial statements are presented separately from the Group financial statements.

Reconciliation of equity as at 31 March 2005

	Notes	UK GAAP £m	Adjustments £m	Reclassifications £m	IFRS £m
ASSETS					
Non-current assets					
Property, plant and equipment	a	442	8	(16)	434
Intangible assets – goodwill	b	285	25	–	310
Intangible assets – other	c	–	56	27	83
Deferred income tax assets	d	8	2	–	10
Amounts due from contract customers		–	–	9	9
Other receivables		35	–	–	35
Other financial assets		17	–	–	17
Pension asset		39	–	–	39
		826	91	20	937
Current assets					
Inventories		266	–	(9)	257
Amounts due from contract customers		–	–	176	176
Trade and other receivables	e	862	(4)	(178)	680
Cash and cash equivalents		638	–	–	638
		1,766	(4)	(11)	1,751
TOTAL ASSETS		2,592	87	9	2,688
LIABILITIES					
Non-current liabilities					
Borrowings	f	(1,402)	(8)	–	(1,410)
Provisions	g, h	–	(6)	(72)	(78)
Deferred income tax liabilities	d	(3)	(18)	–	(21)
Amounts due to contract customers		–	–	(20)	(20)
Other payables		(14)	–	–	(14)
Pension liability		(613)	–	–	(613)
		(2,032)	(32)	(92)	(2,156)
Current liabilities					
Trade and other payables	h	(754)	(18)	126	(646)
Amounts due to contract customers		–	–	(118)	(118)
Borrowings	f	(28)	(2)	–	(30)
Current tax payable		(83)	–	–	(83)
Provisions	h	(205)	(1)	75	(131)
		(1,070)	(21)	83	(1,008)
TOTAL LIABILITIES		(3,102)	(53)	(9)	(3,164)
NET LIABILITIES		(510)	34	–	(476)
Capital and reserves					
Equity share capital		57	–	–	57
Other reserves		4,218	–	(345)	3,873
Retained earnings	i	(4,918)	34	345	(4,539)
Equity holders of parent		(643)	34	–	(609)
Minority interests		133	–	–	133
TOTAL EQUITY		(510)	34	–	(476)

Notes to the financial statements (continued)

34 Transition to IFRSs (continued)

Notes to the reconciliation of equity as at 31 March 2005

Amounts in the adjustment column relate to:

(a) Leased assets, previously treated as held on operating leases, recognised as assets held on finance leases within property, plant and equipment (IAS 17);
(b) Elimination of goodwill amortisation (IFRS 3);
(c) Capitalisation of intangible development costs (IAS 38);
(d) Recognition of deferred tax balances, mainly to reflect the impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12);
(e) Derecognition of prepayments on finance leases previously treated as operating leases (IAS 17);
(f) Recognition of the liability for future capital repayments on leases previously treated as operating leases but recognised as finance leases under IFRS;
(g) Recognition of £(4) million provisions relating to finance leases previously treated as operating leases (IAS 17);
(h) Increased accruals to recognise liabilities for employee benefits relating to accumulating compensated absences; £(2) million in non-current provisions, £(18) million in trade and other payables and £(1) million in current provisions (IAS 19); and
(i) Net adjustment to retained earnings for the impact of IFRS adjustments.

Amounts in the reclassifications column relate mainly to the reclassification of contract balances from inventories, trade and other receivables, trade and other payables and non-current other payables to separate lines in the consolidated balance sheet for amounts due to, and amounts due from, contract customers; the separate presentation of current and non-current provision balances; the reclassification of computer software in property, plant and equipment and other amounts in trade and other receivables to intangible assets – other; and the reclassification of certain reserves balances between retained earnings and other reserves.

Reconciliation of equity from 31 March 2005 to 1 April 2005

	£m
Equity – deficit under UK GAAP as at 31 March 2005	(510)
IFRS adjustments (from above)	34
Equity – deficit under IFRS as at 31 March 2005	(476)
Adoption of IAS 39*	10
Equity – deficit under IFRS as at 1 April 2005	(466)

* Further details on the adoption of IAS 39 are given in note 28 and the consolidated statement of recognised income and expense.

Reconciliation of equity as at 31 March 2005 and 31 March 2004

	2005 £m	2004 £m
Equity – deficit under UK GAAP	(510)	(304)
Adjustments:		
Capitalisation of development costs (IAS 38)	56	48
Reversal of goodwill amortisation (IFRS 3)	25	–
Leases previously treated as operating leases recognised as finance leases (IAS 17)	(10)	(10)
Employee benefits – increased accruals for accumulating compensated absences (IAS 19)	(21)	(20)
Taxation – mainly impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12)	(16)	(15)
Equity – deficit under IFRS	(476)	(301)

Notes to the financial statements (continued)

34 Transition to IFRSs (continued)

Reconciliation of income statement for the year ended 31 March 2005

	Notes	UK GAAP £m	Adjustments £m	Reclassifications and discontinued operations £m	IFRS £m
Continuing operations					
Revenue		2,923	–	(564)	2,359
Operating expenses before exceptional items	a, b, c	(2,748)	9	545	(2,194)
Operating profit before exceptional items		175	9	(19)	165
Exceptional items	d, e, f	(524)	355	(20)	(189)
Operating loss		(349)	364	(39)	(24)
Foreign exchange gains	g	–	16	–	16
Finance costs	h	(136)	(1)	(19)	(156)
Finance income		–	–	19	19
Other finance charges – IAS 19		(15)	–	–	(15)
Loss before taxation		(500)	379	(39)	(160)
Taxation – UK	i	16	(1)	10	25
Taxation – overseas		–	–	(15)	(15)
Loss for the year from continuing operations		(484)	378	(44)	(150)
Profit for the year from discontinued operations		–	–	44	44
Loss for the year		(484)	378	–	(106)
Attributable to:					
Equity holders of the parent	j	(473)	378	–	(95)
Minority interests		(11)	–	–	(11)
		(484)	378	–	(106)

Notes to the reconciliation of profit/(loss) for the year ended 31 March 2005

Amounts in the adjustment column relate to:

(a) £8 million net for capitalised intangible development costs (£16 million capitalised, less £8 million amortisation) (IAS 38);
(b) £2 million net for the reversal of rent on operating leases reclassified as finance leases, and the depreciation charged on the leased assets recognised in property, plant and equipment (IAS 17);
(c) £(1) million additional employee benefits costs for accumulating compensated absences (IAS 19);
(d) £27 million net elimination of amortisation of goodwill (IFRS 3);
(e) £331 million adjustment to the profit/loss on disposal of businesses to exclude goodwill previously written-off to reserves (IFRS 1);
(f) £(3) million foreign exchange loss on disposal of businesses (IAS 21);
(g) Foreign exchange gain on net debt (IAS 21);
(h) Finance costs on operating leases reclassified as finance leases (IAS 17);
(i) Deferred tax charge, mainly the impact of tax on undistributed overseas retained earnings and IAS 38 adjustments (IAS 12); and
(j) Net impact of IFRS adjustments.

Amounts in the reclassifications column relate mainly to the reclassification of the operating results and profit/loss on disposal of discontinued operations onto a single line and the separate presentation of finance costs and finance income.

Notes to the financial statements (continued)

35 Events after the balance sheet date

Australian superannuation scheme

The Invensys Australian Superannuation Fund shows a surplus of assets over actuarial liabilities measured under IAS 19 at 31 March 2006 at £42 million. Confirmation has been obtained from the Australian Courts that it would be proper for the Trustee to divide the surplus in the fund, after retaining appropriate reserves, between the members and the sponsor (Austrac Investments Ltd, a wholly-owned subsidiary of Invensys plc). An amended Trust deed was executed on 5 May 2006 that will provide an augmentation of members' benefits of approximately £20 million that will be charged to the income statement as an exceptional item during the year to 31 March 2007 and the amount to be held in reserves will be determined. The balance of approximately £21 million will be distributed to Austrac Investments Ltd during the year ending 31 March 2007.

Proposed refinancing

The Group proposes a refinancing including an underwritten rights issue and the restructuring of the Group's senior debt facilities. The refinancing will be conditional on shareholder approval at an EGM to be held on 14 June 2006.

Disposal of IBS

On 24 May 2006, Invensys signed an agreement to sell its IBS business to Schneider Electric SA for a gross cash consideration of [redacted] million.

36 Exchange rates

	Year ended 31 March 2006 Average	Year ended 31 March 2005 Average	As at 31 March 2006 Closing	As at 31 March 2005 Closing
US$ to £1	1.79	1.85	1.74	1.89
Euro to £1	1.46	1.47	1.43	1.45
Yen to £1	201.86	197.84	204.86	202.10

Independent auditors' report to shareholders of Invensys plc

We have audited the Parent company financial statements (the 'Company financial statements') of Invensys plc for the year ended 31 March 2006 which comprise the Company balance sheet, Accounting policies and the related Notes 1 to 13. These Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Invensys plc for the year ended 31 March 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual report, the Remuneration report and the Company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) as set out in the Statement of directors' responsibilities.

Our responsibility is to audit the Company financial statements and the part of the Remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Company financial statements give a true and fair view and whether the Company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and the information given in the Directors' report is consistent with the Company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual report and consider whether it is consistent with the audited Company financial statements. This other information comprises the Chairman's statement, the Chief Executive's statement, Business review, Corporate social responsibility statement, Board of directors, Corporate governance statement, unaudited part of the Remuneration report, Statement of directors' responsibilities, Financial summary, listing of Principal Subsidiaries as at 31 March 2006 and Shareholder information. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Company financial statements and the part of the Remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Company financial statements and the part of the Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Company financial statements and the part of the Remuneration report to be audited.

Opinion

In our opinion:

- the Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the Company financial statements and the part of the Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the Company financial statements.

Ernst & Young LLP.

Ernst & Young LLP
Registered Auditor
London
24 May 2006

Parent company financial statements

Parent company balance sheet

At 31 March	Notes	2006 £m	2005 £m
Fixed assets			
Investments in subsidiary undertakings	2	3,017	3,017
		3,017	3,017
Current assets			
Debtors: amounts falling due within one year	3	81	124
Cash and short-term deposits		–	26
		81	150
Creditors: amounts falling due within one year			
Short-term borrowings	4	(1)	(24)
Other creditors	4	(4)	(22)
		(5)	(46)
Net current assets		76	104
Total assets less current liabilities		3,093	3,121
Creditors: amounts falling due after more than one year			
Long-term borrowings	5	(788)	(747)
		(788)	(747)
Pension liability	8	(24)	(20)
		2,281	2,354
Capital and reserves			
Called up share capital	9	57	57
Share premium account	10	440	440
Capital redemption reserve	10	923	923
Merger reserve	10	927	927
Profit and loss account	10	(66)	7
Shareholders' funds – equity		2,281	2,354

These accounts were approved by the directors on 24 May 2006 and are signed on their behalf by:

M Jay
Chairman

U C I Henriksson
Chief Executive

A N Hennah
Chief Financial Officer

Parent company accounting policies

Basis of accounting

These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards. The policies are consistent with the previous year, except for the adoption of the following:

(a) FRS 20, Share-based payment;
(b) FRS 21, Events after the balance sheet date;
(c) FRS 25, Financial instruments: disclosure and presentation; and
(d) FRS 26, Financial instruments: measurement.

The adoption of FRS 20 has resulted in changes in accounting policy for share-based payment transactions as detailed below. FRS 20 requires that the fair value of options and shares awarded to employees is charged to the profit and loss account over the vesting period. The Company previously accounted for share-based payment transactions under UITF 17 which did not require any charge to be recorded in respect of share options. There has been no impact on shareholders' funds at 31 March 2005 resulting from the adoption of this policy.

Adoption of FRS 21 means that proposed dividends that are not declared before the balance sheet date cannot be accrued as a liability at the year end. There has been no impact on shareholders' funds at 31 March 2005 resulting from the adoption of this policy as the Company has no recorded dividends in that year.

There is no impact with respect to the Company adopting FRS 25 and FRS 26.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences are included in the profit and loss account for the year.

Parent company financial statements

Parent company balance sheet

At 31 March	Notes	2006 £m	2005 £m
Fixed assets			
Investments in subsidiary undertakings	2	3,017	3,017
		3,017	3,017
Current assets			
Debtors: amounts falling due within one year	3	81	124
Cash and short-term deposits		–	26
		81	150
Creditors: amounts falling due within one year			
Short-term borrowings	4	(1)	(24)
Other creditors	4	(4)	(22)
		(5)	(46)
Net current assets		76	104
Total assets less current liabilities		3,093	3,121
Creditors: amounts falling due after more than one year			
Long-term borrowings	5	(788)	(747)
		(788)	(747)
Pension liability	8	(24)	(20)
		2,281	2,354
Capital and reserves			
Called up share capital	9	57	57
Share premium account	10	440	440
Capital redemption reserve	10	923	923
Merger reserve	10	927	927
Profit and loss account	10	(66)	7
Shareholders' funds – equity		2,281	2,354

These accounts were approved by the directors on 24 May 2006 and are signed on their behalf by:

M Jay
Chairman

U C I Henriksson
Chief Executive

A N Hennah
Chief Financial Officer

Parent company accounting policies

Basis of accounting

These accounts are prepared under the historical cost convention and in accordance with applicable UK accounting standards. The policies are consistent with the previous year, except for the adoption of the following:

(a) FRS 20, Share-based payment;
(b) FRS 21, Events after the balance sheet date;
(c) FRS 25, Financial instruments: disclosure and presentation; and
(d) FRS 26, Financial instruments: measurement.

The adoption of FRS 20 has resulted in changes in accounting policy for share-based payment transactions as detailed below. FRS 20 requires that the fair value of options and shares awarded to employees is charged to the profit and loss account over the vesting period. The Company previously accounted for share-based payment transactions under UITF 17 which did not require any charge to be recorded in respect of share options. There has been no impact on shareholders' funds at 31 March 2005 resulting from the adoption of this policy.

Adoption of FRS 21 means that proposed dividends that are not declared before the balance sheet date cannot be accrued as a liability at the year end. There has been no impact on shareholders' funds at 31 March 2005 resulting from the adoption of this policy as the Company has no recorded dividends in that year.

There is no impact with respect to the Company adopting FRS 25 and FRS 26.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences are included in the profit and loss account for the year.

Pension costs and other post-retirement benefits

For defined benefit plans, the service cost of providing retirement benefits to employees during the year is charged to operating profit or loss in the year. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the ✓ projected unit credit actuarial valuation method. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit or loss in the year. The expected return on the assets of the schemes during the year based on the market value of scheme assets at the start of the financial year is included within other finance charges – FRS 17. This also includes a charge representing the expected increase in liabilities of the schemes during the year, arising from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of recognised gains and losses in the year, together with differences from changes in assumptions. The net surplus or deficit on defined benefit pension schemes is reported on the balance sheet within the pension asset or liability. This is net of related deferred tax.

For defined contribution schemes the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or prepayments in the balance sheet.

Investments in subsidiary undertakings

Investments in subsidiary undertakings are held at cost less provisions for impairment where a permanent diminution in value has been identified.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Debt instruments

Borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised over the life of the instrument using the effective interest rate method.

Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more tax, or a right to pay less tax, in the future, with the following exceptions:

(i) Provision is made for tax on gains arising from fair value adjustments of fixed assets or gains on disposal of fixed assets that have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold.

(ii) Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.

(iii) Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax balances are not discounted.

Share-based payment

The Company operates various equity-settled and cash-settled share schemes. For equity-settled share options, the services received from employees are measured by reference to the fair value of the share options. The fair value is calculated at grant date using the Black-Scholes option pricing model and recognised in the profit and loss account, together with a corresponding increase in shareholders' equity, on a straight-line basis over the vesting period, based on an estimate of the number of options that will eventually vest. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value. Market conditions are those conditions that are linked to the share price of the Company.

For equity-settled share award schemes, the fair value is calculated based on the share price at the grant date and, where applicable, any market vesting conditions and expensed over the vesting period based on the number of shares expected to vest. No expense is recognised for awards that do not ultimately vest, with the exception of awards where vesting is conditional upon a market condition; these are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are met.

For cash-settled share awards, the services received from employees are measured at the fair value of the liability and recognised in the profit and loss account on a straight-line basis over the vesting period. The fair value of the liability is remeasured at each reporting date and at the date of settlement with changes in fair value recognised in the profit and loss account.

Notes to the Parent company financial statements

1 Loss attributable to the Parent company

The loss dealt with in the accounts of the Parent company, Invensys plc, is £76 million (2005: loss of £24 million). In accordance with the exemption granted under section 230 of the Companies Act 1985, a separate profit and loss account for the Company has not been presented.

2 Investments in subsidiary undertakings

	£m
Cost	
At beginning of year	3,020
At end of year	3,020
Amounts written off	
At beginning of year	(3)
At end of year	(3)
Net book value	
At beginning of year	3,017
At end of year	3,017

The investment in subsidiary undertaking has been subjected to an impairment review in the context of the Company's equity worth by reference to the Group's market value. No impairment has arisen in the year.

3 Debtors: amounts falling due within one year

	2006 £m	2005 £m
Amounts owed by subsidiary undertakings	81	118
Prepayments and accrued income	–	6
	81	124

4 Creditors: amounts falling due within one year

	2006 £m	2005 £m
Bank and other loans (note 6)	1	24
Short-term borrowings	1	24
Amounts owed to subsidiary undertakings	–	16
Accruals and deferred income	4	6
Other creditors	4	22

5 Creditors: amounts falling due after more than one year

	2006 £m	2005 £m
Bank and other loans (note 6)	788	747
Long-term borrowings	**788**	747

6 Borrowings

(i) Bank and other loans falling due within and after more than one year

	2006 £m	2005 £m
On demand or within one year	1	24
Repayable over one but not more than two years	–	1
Repayable over two but not more than five years	788	106
Repayable beyond five years	–	640
Total bank and other loans	789	771
Less: amounts due for settlement within 12 months (short-term borrowings)	(1)	(24)
Amounts due for settlement after 12 months (long-term borrowings)	788	747

(ii) Loan repayment dates, interest rates and principal terms

	Maturity	Committed facility 2006 £m	Interest rate	2006 £m	2005 £m
Other loans					
EUR 35 million Medium Term Notes	Apr-2005	–	5.50%	–	24
US$550 million High Yield[1]	Mar-2011	305	9.875%	305	280
EUR 540 million High Yield[1]	Mar-2011	369	9.875%	369	360
US$200 million 144A[2]	Jan-2010	114	6.50%	114	106
US$1.6 million 144A[2]	Jan-2007	1	7.125%	1	1
		789		789	771

[1]Senior Notes issued in the United Kingdom under the Financial Services and Markets Act 2000.
[2]Senior Notes issued in the United States under Rule 144A of the Securities Act of 1933.

The Company's principal borrowing facilities are subject to certain financial and non-financial covenants including a limitation on indebtedness.

(iii) Undrawn committed facilities

	2006 £m	2005 £m
Expiring in more than two years	–	–
	–	–

lower case

7 Financial instruments
The Company has taken advantage of the exemption under FRS 25, Financial Instruments: Disclosure and Presentation, for parent Company accounts. The disclosures in respect of the Company are included in the Group financial statements.

8 Pensions and post-retirement benefits
(i) Pensions and post-retirement benefits
The Company operates one unfunded defined benefit pension scheme. The last full valuation of the scheme has been updated to 31 March 2006.

The Company also belongs to the Invensys Pension Scheme which is the principal Group scheme covering the majority of UK employees. The Invensys Pension Scheme is a funded defined benefit scheme. However, the Company is unable to separately identify its share of the underlying assets and liabilities of the Group's defined benefit scheme to which it participates on a consistent and reasonable basis and therefore accounts for this scheme as a defined contribution scheme, in accordance with the provisions of FRS 17. Pension costs in respect of the Invensys Pension Scheme represented contributions payable in the year and amounted to £1 million (2005: £1 million). At 31 March 2006, there was £nil of outstanding contributions included in creditors.

(ii) Unfunded defined benefit scheme
The major assumptions relating to the unfunded scheme are:

	2006 %	2005 %	2004 %
Major assumptions			
Rates of increase in salaries	4.15	4.15	4.15
Rate of increase to pensions in payment**	3.35	3.15	3.15
Discount rate for scheme liabilities	4.95	5.40	5.50
Inflation rate	2.90	2.90	2.90

**The rate of increase for UK deferred pensions was 2.90% (2005: 2.90%; 2004: 2.90%).

The present value of the unfunded scheme liabilities at the balance sheet date is:

	2006 £m	2005 £m	2004 £m
Present value of liabilities	24	20	19
Related deferred tax asset	–	–	–
Pension liability	24	20	19

The movement in the deficit in the unfunded scheme over the year to 31 March 2006 is analysed below:

	2006 £m	2005 £m
Deficit in scheme at beginning of year	20	19
Current service cost	1	1
Benefit payments	(1)	–
Other finance charges	1	1
Actuarial loss/(gain)	3	(1)
Deficit in scheme at end of year	24	20

History of amounts recognised in the consolidated statement of total recognised gains and losses
The amounts that have been recognised in the consolidated statement of total recognised gains and losses for the year are set out below:

	2006	2005	2004	2003
Experience losses and gains on scheme liabilities:				
– Amount (£m)	–	1	1	3
– Percentage of scheme liabilities	–%	5%	5%	21%

Contributions – rates agreed for future years
The Company expects to contribute £1 million to its unfunded defined benefit pension scheme in the year to 31 March 2007. Regarding rates of contributions for future years in respect of the Invensys Pension Scheme, following the triennial valuation of the scheme (valuation date 30 September 2005) contributions to the scheme will be made at the rate of 24.3% of pensionable salaries up to the date of the next triennial valuation.

9 Called up share capital
Authorised and issued share capital

The authorised share capital of the Company at 31 March 2006 was 56,005 million ordinary shares of 1p each (2005: 56,005 million ordinary shares of 1p each) and 3,500 million deferred shares of 24p each (2005: 3,500 million deferred shares of 24p each).

The issued, allotted and fully paid share capital was as follows:

	2006		2005	
	Number of shares million	£m	Number of shares million	£m
Ordinary shares of 1p each	5,687	57	5,687	57
	5,687	57	5,687	57

A reconciliation of the authorised and issued share capital of the Company is as follows:

	Authorised	Issued, allotted and fully paid	Authorised	Issued, allotted and fully paid
	Number of shares million	Number of shares million	Share capital £m	Share capital £m
At beginning of year	59,505	5,687	1,400	57
At end of year	59,505	5,687	1,400	57

Employee share plans

During the year the Company issued 105,949 ordinary shares pursuant to the exercise of options under the Invensys Savings Related Share Option Scheme.

On 22 July 2005, 10 November 2005 and 27 February 2006 conditional awards over 131,453,400 shares, 9,388,805 shares and 709,606 shares respectively were granted under the Invensys 1998 Senior Executive Long Term Incentive Plan (LTIP). The awards are subject to a three-year performance period from the date of grant after which 50% of any shares vesting on satisfaction of the performance requirement will be released at that time with the other 50% being deferred for one year. Outstanding awards under the LTIP at 31 March 2006, which, subject to satisfaction of the performance requirement and any appropriate holding period, will be released at various dates between 2008 and 2010, were 201,725,714 (2005: 71,601,077).

As at 31 March 2006, outstanding executive share options exercisable, subject to the satisfaction of the relevant performance requirement, at various dates between 2006 and 2014 at various prices between 16.55p and 574.905p per ordinary share, and at an average price of 140.92p per ordinary share, were 62,283,606 (2005: 127,073,953).

Outstanding options under the Company's various savings related share option schemes at 31 March 2006, exercisable at various dates between 2006 and 2010 and at various prices between 14.00p and 255.55p per ordinary share, and at an average price of 48.60p per ordinary share, were 18,014,165 (2005: 25,498,165).

In addition, as at 31 March 2006, options over 265,679 (2005: 455,571) Invensys International Holdings Limited (formerly BTR plc) ordinary shares remained outstanding under the BTR Savings Related Share Option Scheme. Subject to the rules of the Scheme, these options remain exercisable during their normal exercise period following maturity. Upon exercise the Invensys International Holdings Limited ordinary shares which are issued are automatically transferred to the Company in consideration of the issue of new Invensys ordinary shares on the basis of 0.533 for every Invensys International Holdings Limited ordinary share and will also be adjusted accordingly as a consequence of the Placing and open offer that took place in March 2004.

10 Reserves

	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Profit and loss account £m
At beginning of year	440	923	927	7
Share-based payment	–	–	–	3
Loss for the financial year	–	–	–	(76)
At end of year	440	923	927	(66)

The directors consider that £1,373 million of the profit and loss account of Invensys plc is non-distributable, as it arises from the profit on transfer of Group companies to other Group companies where there was no qualifying consideration.

11 Commitments and contingencies

The Company has no operating lease obligations.

The Company has contingent liabilities in respect of guarantees of subsidiary undertakings, bank loans and overdrafts and bank indemnities totalling £990 million (2005: £990 million).

12 Share-based payment plans

The Company operates various share schemes under which relevant awards have been granted and are outstanding as detailed below:

Plans for senior employees

Executive Share Options

Invensys 1998 Senior Executive Share Option Scheme

Grant details: an executive share option scheme under which options have been granted to directors and senior executives at no cost. Options are exercisable between the third and 10th anniversary of the grant date at a price equal to the average middle market quoted price of the Company's shares over the five dealing days which precede the date of grant. Options are satisfied by the issue of new shares or in the case of awards granted as share appreciation rights, in cash.

Vesting requirements: *Performance requirements:* (a) For grants made prior to 25 July 2001, earnings per share (EPS) performance of RPI + 12% over a three-year period to be applied each year until the earlier of when the condition is met or the measurement period the last financial year of which is the year preceding that in which the option will lapse; (b) for grants made between 25 July 2001 and 16 June 2002 EPS of RPI + 12% in the three years after grant or EPS of RPI + 16% in the four years after grant or EPS of RPI + 20% in the five years after grant, failing which the option will lapse; and (c) for grants made on 17 June 2002 and after, total shareholder return ('TSR') performance against a peer group of the FTSE 100 over a performance period of three, four or five years commencing on the date of grant. 40% will be exercisable if median position is achieved, rising to 100% if upper quartile position is achieved. Between these two points the option will vest on a straight-line basis. If the performance condition is not met in full at the first measurement then it will be re-tested against the fixed base in years four and five. If the median position is not achieved by the end of the fifth year the option will lapse.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: the Company does not propose to operate the Scheme, except in the case of recruitment situations, where it may be considered appropriate. Hence no options were granted during the years ended 31 March 2006 or 31 March 2005.

Other arrangements: One option was granted under a separate arrangement to the incoming Chief Operating Officer (now Chief Executive), Ulf Henriksson, during the year ended 31 March 2005 as detailed below:

	Option granted in year ended 31 March 2005
Total number of awards granted	5,000,000
Weighted average fair value	11.00p
Weighted average share price	16.00p
Exercise price	16.55p
Expected volatility	75.00%
Option life	6 years
Expected dividend yield	0.00%
Risk free interest rate	5.21%

Details of relevant share options outstanding (including the option granted to Mr Henriksson) during the year, are as follows:

	2006		2005	
	Number of share options	Weighted average exercise price (p)	Number of share options	Weighted average exercise price (p)
Outstanding at the beginning of the year	13,031,664	76.08p	8,200,726	114.05p
Granted during the year	–	–	5,000,000	16.55p
Forfeited during the year	927,527	[illegible]p	–	–
Exercised during the year	–	–	–	–
Lapsed during the year	2,322,691	155.40p	169,062	157.52p
Outstanding at the end of the year	9,781,446	[illegible]p	13,031,664	76.08p

The options outstanding at the end of the year have a weighted average remaining contractual life of [illegible] years (2005: [illegible] years) and the range of exercise prices was between 16.55p and 278.48p.

Long Term Incentives

Invensys 1998 Senior Executive Long Term Incentive Plan ('LTIP')

Grant details: a long-term incentive plan under which awards are granted to directors and senior executives at no (or nominal) cost. Depending on the country in which the participant is resident the award would be delivered using one of the following mechanisms: (a) a nominal price option award which is a right to acquire shares for a nominal payment (unless the Company determines otherwise); (b) a conditional share award; or (c) a cash award (granted in respect of a notional number of shares). Awards are normally subject to a three-year performance period, commencing on the date of award, followed by a retention period. For awards granted prior to 22 July 2005 the retention period was two years; for awards made on or after 22 July 2005, 50% of any shares vesting on satisfaction of the performance requirements will be released at the end of the performance period with the other 50% being deferred for one year.

Vesting requirements: *Performance requirements:*

TSR test (a) awards granted prior to 28 May 2003: TSR ranked against a peer group, selected at the discretion of the Remuneration Committee (with no re-testing opportunities). TSR must rank at the median position (when the peer group is ranked in descending order of TSR) in order for 50% of the shares subject to the award to be available (subject to the retention period), rising to 100% of the shares if the upper quartile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The peer group selected for the relevant grant was as follows:

- Award dated 4 December 2002: the companies that comprised the FTSE 100 Index on the dealing day preceding 4 December 2002; and

(b) awards granted after 28 May 2003: the same TSR performance test that applies to awards granted prior to this date, save that 25% of the shares subject to the award will be available (subject to the retention period), if TSR ranks at the median position (when the peer group is ranked in descending order of TSR), rising to 100% of the shares if the upper decile position is achieved. Between these positions, the number of shares will be calculated on a straight-line basis. If at least median position is not achieved the whole award will lapse. The Peer Groups selected for the relevant awards are as follows:

- Awards granted on 20 June 2003, 13 November 2003, 24 June 2004, 30 September 2004, 1 December 2004 and 21 December 2004: the companies that comprised the FTSE Mid 250 Index on the date of grant; and
- Awards granted on 22 July 2005, 10 November 2005 and 27 February 2006: ABB, Eaton, Emerson, GE, Honeywell, Johnson Controls, Rockwell, Schlumberger, Schneider, Siemens, Smiths Group & Yokagawa.

Overall performance test: (a) for awards granted prior to 22 July 2005: the Remuneration Committee must be satisfied that there has been a sustained delivery over the performance period, regarding the trading performance of continuing operations, disposal proceeds and reduction in Group indebtedness; and

(b) for awards granted on or after 22 July 2005 that two underpins have been met; (1) achievement of stretching internal free cash flow targets and (2) efficient management of legacy liability items.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee after the completion of the first two years of the performance period.

Scheme use: currently used as the sole long-term incentive; the intention is to continue to make awards under this plan in 2006/07 and subsequently.

Grants made during the year ended 31 March 2006 and 31 March 2005 are detailed below:

	LTIP awards granted in the year ended 31 March 2006	LTIP awards granted in the year ended 31 March 2005
Total number of awards granted	41,803,412	7,165,034
Weighted average fair value	6.01p	9.77p
Exercise price	n/a	n/a
Expected volatility	n/a	n/a
Weighted average expected award life	3.5 years	5 years
Expected dividend yield	0.00%	0.00%
Risk free interest rate	n/a	n/a

Details of relevant LTIP awards outstanding during the year are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	13,391,953	6,490,571
Granted during the year	41,803,412 ~~45,726,653~~	7,165,034
Forfeited during the year	1,093,872	–
Vested during the year	–	–
Lapsed during the year	2,444,697	263,652
Outstanding at the end of the year	~~55,580,037~~ 51,656,796	13,391,953

The LTIP awards outstanding at the end of the year have a weighted average remaining contractual life of ~~2.5~~ 3.1 years (2005: 4.0 years).

Invensys Restricted Share Plan (RSP)

Grant details: a restricted share plan whereby awards, to be satisfied by the transfer of existing issued shares or in cash, are granted to certain senior employees at no cost.

Vesting requirements: *Performance requirements:* awards are not subject to a performance condition, but in some cases shares are subject to a holding period following vesting.

Service requirements: the general rule is that the award will lapse if the participant leaves employment, although shares may be released in defined good leaver cases or with the consent of the Remuneration Committee.

Scheme use: the plan is operated predominantly for senior executives in special circumstances, such as recruitment and retention situations.

Grants made during the year ended 31 March 2006 and 31 March 2005 (including a separate restricted share award granted to Mr Henriksson during the year ended 31 March 2005) are detailed below:

	RSP awards granted in the year ended 31 March 2006	RSP awards granted in the year ended 31 March 2005
Total number of awards granted	1,000,000	4,000,000
Weighted average fair value	11.81p	16.00p
Weighted average exercise price	n/a	n/a
Expected volatility	n/a	n/a
Weighted average expected award life	3.5 years	2.5 years
Expected dividend yield	0.00%	0.00%
Risk free interest rate	n/a	n/a

Details of relevant restricted share awards outstanding during the year (including the award made to Mr Henriksson during the year ended 31 March 2005) are as follows:

	2006 Number of awards	2005 Number of awards
Outstanding at the beginning of the year	4,300,300	9,601,850
Granted during the year	1,000,000	4,000,000
Forfeited during the year	–	–
Vested during the year (cash-settled)	300,300	–
Lapsed during the year	–	9,000,750
Outstanding at the end of the year	5,000,000	4,300,300

The RSP awards outstanding at the end of the year have a weighted average remaining contractual life of 0.9 years (2005: 1.6 years).

All employee schemes

Invensys Savings Related Share Option Scheme

Grant details: the Scheme operates in the UK, is based on a savings plan and is offered to eligible full and part-time employees. Options may be granted at up to a 20% discount to the market price of the Company's shares immediately preceding the date of invitation. The vesting period for the options is three, five or seven years.

Vesting requirements:
Performance requirements: the Scheme operates in the UK within specific tax legislation and is therefore not subject to performance conditions other than that a participant is required to complete the savings contract in order to exercise their options.

Service requirements: the general rule is that the option will lapse if the participant leaves employment, although options may be exercisable for a certain period of time in defined good leaver cases.

Scheme use: the use of the Scheme and potential future launches are reviewed on a regular basis. No options were granted under this Scheme during the year ended 31 March 2006.

The options granted during the year ended 31 March 2005 are detailed below:

	Options granted in year ended 31 March 2005
Total number of awards granted	74,320
Weighted average fair value	10.00p
Exercise price	14.00p
Expected volatility	75.00%
Expected option life	3.2 years
Expected dividend yield	0.00%
Risk free interest rate	5.13%

Details of relevant options outstanding during the year are as follows:

	2006		2005	
	Number of share options	Weighted average exercise price (p)	Number of share options	Weighted average exercise price (p)
Outstanding at the beginning of the year	117,196	24.04p	182,182	49.08p
Granted during the year	–	–	74,320	14.00p
Forfeited during the year	–	–	91,091	46.88p
Exercised during the year	–	–	–	n/a
Lapsed during the year	18,580	14.00p	48,215	60.04p
Outstanding at the end of the year	98,616	25.93p	117,196	24.04p

The options outstanding at the end of the year have a weighted average remaining contractual life of 1.3 years (2005: 2.5 years) and the range of exercise prices was between 14.00p and 255.55p.

Turnaround Bonus Overlay Plan

In addition to the schemes detailed above, the Company has introduced the Turnaround Bonus Overlay Plan ('TBO') under which executives have the opportunity to receive a supplemental bonus of up to 100% of their base salary in respect of any financial year to be paid in shares upon reaching specified target levels of performance. The TBO will operate in addition to the existing Executive Bonus Plan. Any bonuses earned under the TBO will be payable in shares with 50% of the shares awarded being released following the first anniversary of those shares being awarded and the other 50% being released following the second anniversary. Release of the shares is generally subject to continued employment at the relevant date although shares may be released early in defined good leaver cases or with the consent of the Remuneration Committee. The Remuneration Committee has committed that the TBO will not be operated in respect of years after 2007/08. There are currently no grants outstanding under the TBO.

Measurement of fair value

The Black-Scholes option pricing model has been used to calculate the fair value of options granted during the year. An 'adjusted market value' method of valuation, based on market value at grant date, adjusted for expected forfeitures and market-based performance conditions has been used to calculate the fair value of all other awards (i.e. LTIP and RSP awards).

Expected volatility was based on both historical volatility of the Company's share price over the previous 10 years and on the implied volatility of traded options of the Company's shares. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Share-based payment expense

The Company recognised total expenses of £3 million (2005: £3 million) related to equity-settled share-based payment transactions during the year.

13 Events after the balance sheet date

Proposed refinancing

A refinancing will shortly be proposed including an underwritten rights issue and the restructuring of the Company's senior debt facilities, details of which are to be sent to shareholders. The refinancing will be conditional on shareholder approval at an EGM to be held on 14 June 2006.

Financial summary

Summary consolidated income statement

For the year ended 31 March	2006 IFRS Note (i) £m	2005 IFRS Note (i) £m	2004 UK GAAP (Note i, ii) £m	2003 UK GAAP (Note i, ii) £m	2002 UK GAAP (Notes i, ii, iii) £m
Revenue	2,457	2,359	3,891	5,018	6,972
Operating expenses before exceptional items	(2,266)	(2,194)	(3,674)	(4,733)	(6,421)
Operating profit before exceptional items	191	165	217	285	551
Exceptional items (IFRS)	(60)	(189)	(301)	(745)	(550)
Goodwill amortisation (UK GAAP)	–	–	(53)	(122)	(124)
Operating profit/(loss)	131	(24)	(137)	(582)	(123)
Loss on disposal of operations (UK GAAP)	–	–	(96)	(664)	(565)
Foreign exchange (losses)/gains	(33)	16	–	–	–
Finance costs	(150)	(156)	(125)	(129)	(198)
Finance income	31	19	13	16	28
Other finance charges – IAS 19/FRS 17	(5)	(15)	(23)	30	–
Loss before taxation	(26)	(160)	(368)	(1,329)	(858)
Taxation	(12)	10	35	(57)	(9)
Loss after taxation	(38)	(150)	(333)	(1,386)	(867)
Profit after taxation – discontinued operations	60	44	–	–	–
Dividends	–	–	–	(35)	(70)
Profit/(loss) for the period	22	(106)	(333)	(1,421)	(937)
Attributable to:					
Equity holders of the parent	19	(95)	(328)	(1,415)	(939)
Minority interests	3	(11)	(5)	(6)	2
	22	(106)	(333)	(1,421)	(937)

Summary consolidated balance sheet

As at 31 March	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP (Note ii,iv) £m	2003 UK GAAP (Note ii,iv) £m	2002 UK GAAP (Notes ii,iii,iv) £m
Property, plant and equipment	348	434	660	880	1,515
Intangible assets – goodwill	222	310	478	746	1,512
Intangible assets – other	81	83	–	–	–
	651	827	1,138	1,626	3,027
Net trading assets (Note v)	(23)	84	156	(42)	533
Net debt	(752)	(802)	(986)	(1,556)	(3,016)
Deferred taxation	(9)	(11)	(6)	(67)	(177)
Net pension liability	(489)	(574)	(606)	(885)	–
	(622)	(476)	(304)	(924)	367
Net assets held for sale	29	–	–	–	–
	(593)	(476)	(304)	(924)	367
Equity holders of parent	(659)	(609)	(469)	(1,110)	121
Minority interests	66	133	165	186	246
	(593)	(476)	(304)	(924)	367

Notes

(i) The income statements for 2006 and 2005 are presented under IFRS and for years 2004, 2003 and 2002 under UK GAAP. Therefore for 2006 and 2005 all income statement line items from revenue to loss after taxation relate to continuing operations and the result from discontinued operations is separately disclosed on the face of the income statement. For 2004, 2003 and 2002 all line items relate to total Group.

(ii) The nature of the main adjustments that would make the years 2004, 2003 and 2002 comply with IFRS are as follows:

(a) reclassification of the income statement on a line by line basis for discontinued operations and disclosing the total amount for discontinued operations on the line entitled 'Profit from discontinued operations' in compliance with IFRS 5;

(b) reversal of goodwill amortisation, and of amounts in respect of recycling of goodwill in reserves related to businesses disposed in the period;

(c) capitalisation of development costs that would be capitalised on the balance sheet under IAS 38 criteria; and

(d) recognition of foreign exchange gains and losses on unhedged net debt (recorded directly in equity under UK GAAP).

(iii) All years above have been presented under IAS 19 or FRS 17 with the exception of 2002. It was not practicable to present the comparative year 2002 under FRS 17.

(iv) The balance sheets for 2004, 2003 and 2002 are presented under UK GAAP. The nature of the main adjustments that would make these periods comply with IFRS are as follows:

(a) capitalisation of development costs that would be capitalised on the balance sheet under IAS 38 criteria;

(b) recognition of finance leases on the balance sheet, previously treated as operating leases under UK GAAP;

(c) recognition of full provision for vacation pay under IAS 19; and

(d) increase in capitalised goodwill due to reversal of goodwill amortisation in the income statement.

(v) Includes fixed asset investments.

Financial summary (continued)

Summary consolidated cash flow statement

	2006 IFRS £m	2005 IFRS £m	2004 UK GAAP (Note i) £m	2003 UK GAAP (Note i) £m	2002 UK GAAP (Note i) £m
Operating profit before exceptional items – continuing	191	165	n/a	n/a	n/a
Operating profit before exceptional items – discontinued	20	19	n/a	n/a	n/a
Operating profit before exceptional items – total Group*	211	184	217	285	550
Depreciation	57	69	110	159	260
Amortisation	14	13	–	–	–
Purchase of property, plant and equipment	(44)	(58)	(126)	(139)	(210)
Expenditure on intangible assets – other	(22)	(18)	–	–	–
Sale of property, plant and equipment	2	2	4	36	112
Sale of trade investments	–	–	7	27	(32)
Non-cash charge for share-based payment	8	2	–	–	–
IAS 19 pension cost (Note ii)	44	48	52	45	–
Pension contributions (Note ii)	(44)	(48)	(183)	(41)	–
Working capital movement (Note ii)	50	51	(269)	(15)	8
Restructuring, product recall and refinancing cost cash spend	(48)	(57)	(102)	(95)	(212)
Operating cash flow excluding legacy payments	228	188	(290)	262	476
Net finance costs	(110)	(113)	(119)	(113)	(167)
Taxation paid	(18)	(36)	(73)	(62)	(43)
Free cash flow excluding legacy payments	100	39	(482)	87	266
Legacy pension contributions	(146)	(83)	n/a	n/a	n/a
Other legacy payments	(29)	(98)	n/a	n/a	n/a
Free cash flow including legacy payments	(75)	(142)	(482)	87	266
Dividends paid	(4)	(14)	(2)	(73)	(220)
Net cash inflow from acquisitions, disposals, fundamental reorganisation costs and closure costs	183	350	454	1,333	141
Share issues	–	–	448	–	–
Transfer of facility costs from/(to) prepayments	–	2	(25)	–	–
Amortisation of facility fees within debt	(7)	(7)	–	–	–
Currency movement	(52)	6	177	113	15
Movement in net debt	45	195	570	1,460	202
Opening net debt	(802)	(997)	(1,556)	(3,016)	(3,218)
Closing net debt	(757)	(802)	(986)	(1,556)	(3,016)

*Operating profit includes cash dividends received from associated undertakings of £nil (2005 £nil, 2004 £nil, 2003 £nil, 2002 £1 million).

Notes

(i) The consolidated cash flow statements for years 2004, 2003 and 2002 are presented under a UK GAAP presentation. The differences between a UK GAAP presentation and an IFRS presentation have no net impact on the cash flows generated. In total, net debt would be adjusted for recognition of finance leases on the balance sheet, previously treated as operating leases under UK GAAP.

(ii) The table above summarises the Group's free cash flow and movement in net debt and is based on the consolidated cash flow statement included in the accounts. 2006, 2005, 2004 and 2003 figures above have been presented to show IAS 19/FRS 17 pension costs and contributions. For the year 2002, pension movements have been included within the working capital movement.

	2006	2005	2004	2003	2002
Other key data					
Orders received – continuing operations (million)	2,637	2,438	3,434	2,550	2,782
Operating margin** – continuing operations	7.8%	7.0%	n/a	n/a	n/a
Operating margin** – total Group	7.8%	6.3%	5.6%	5.7%	7.9
(Loss)/earnings per share (basic and diluted) (pence) – continuing operations	(0.7)	(2.4)	n/a	n/a	n/a
(Loss)/earnings per share (adjusted)*** (pence) – continuing operations	0.7	0.1	n/a	n/a	n/a
Dividends per share (pence)	–	–	–	1.0	2.0
Number of employees at year end (number)	28,434	33,987	39,618	48,867	73,005
Share price – high (pence)	24	22	36	122	153
Share price – low (pence)	10	11	10	10	33
Share price – at year end (pence)	23	16	20	11	124
Number of ordinary shares in issue at year end (million)	5,687	5,687	5,687	3,500	3,500

** Before exceptional items.
***Before exceptional items and foreign exchanges gains and losses.
n/a – not available

Principal subsidiaries as at 31 March 2006

As permitted by section 231(5) of the Companies Act 1985, only principal subsidiary undertakings and their country of incorporation are shown below. A complete list of all subsidiary undertakings is filed with the Company's annual return.

Holding Companies

Invensys Canada Finance Inc	Canada
Invensys Group Limited	England & Wales
Invensys Iberica SA	Spain
Invensys Inc	USA
Invensys International Holdings Limited	England & Wales
Invensys Luxembourg SARL	Luxembourg

Controls

Barcol Air AG	Switzerland
Changzhou Ranco Reversing Valve Company Limited	China
Eberle Controls GmbH	Germany
Electronika Slovensko AS	Slovak Republic
Eliwell Controls Srl (formerly Eliwell & Controlli Srl)	Italy
IMServ Europe Limited	England & Wales
Invensys (Qingdao) Controls Company Limited	China
Invensys Appliance Controls Ltda	Brazil
Invensys Appliance Controls SA	France
Invensys Appliance Controls Sro	Czech Republic
Invensys Building Systems Inc	USA
Invensys Building Systems Pte Limited	Singapore
Invensys Climate Controls Canada Inc	Canada
Invensys Controls Australia Pty Limited	Australia
Invensys Controls UK Limited	England & Wales
Invensys Controls Italy Srl	Italy
Invensys SAM	Monaco
Invensys Weihai Controls Co Limited	China
Maple Chase Company	USA
Oreg Drayton Energietechnik GmbH	Germany
Ranco Japan Limited (71% owned)	Japan
Ranco North America LP*	USA
Robertshaw Controls Company	USA
Siebe Appliance Controls GmbH	Germany

Process Systems

Foxboro-Eckardt GmbH	Germany
Invensys India Private Limited**	India
Invensys Middle East FZE***	United Arab Emirates
Invensys Process Systems (Australia) Pty Limited	Australia
Invensys Process Systems (S) Pte Limited	Singapore
Invensys Systems Brasil Ltda	Brazil
Invensys Systems Canada Inc	Canada
Invensys Systems France SAS	France
Invensys Systems Inc	USA
Invensys Systems Italia SpA	Italy
Invensys Systems Japan Inc***	Japan
Invensys Systems Mexico SA***	Mexico
Invensys Systems (UK) Limited	England & Wales
Shanghai Foxboro Co Limited (70% owned)	China

Rail Systems

Burco Utility and Railroad Supply Corp	USA
Dimetronic SA	Spain
Safetran Canada Inc	Canada
Safetran Systems Corporation	USA
Westinghouse Brake and Signal Holdings Limited	England & Wales
Westinghouse Rail Systems Australia Limited	Australia

APV

APV (China) Co., Limited	China
APV Asia Pte Limited	Singapore
APV Australia Pty Limited	Australia
APV Deutschland GmbH	Germany
APV France SA	France
APV Ibérica Ingeniería y Servicios SA	Spain
APV Middle East Limited (75% owned)	Saudi Arabia
APV New Zealand Limited	New Zealand
APV North America Inc	USA
APV Rosista GmbH	Germany
APV South America Industria e Comerció Ltda	Brazil
APV Systems Limited	England & Wales
APV Thermotech GmbH	Germany
APV UK Limited	England & Wales
Invensys APV A/S****	Denmark
Invensys SA (Proprietary) Limited	South Africa

Eurotherm

Eurotherm Automation SAS	France
Eurotherm Deutschland GmbH	Germany
Eurotherm Espana SA	Spain
Eurotherm Inc	USA
Eurotherm Limited	England & Wales
Eurotherm Limited	Hong Kong
Eurotherm Srl	Italy

All subsidiaries are 100% owned unless stated otherwise.

* Limited partnership: principal place of business 8161 US RT 42 North, Plain City, Ohio 43064, USA
** Company also contains Controls business.
*** Company also contains APV business.
**** Company also contains Process Systems business.

Invensys, APV, ArchestrA, Avantis, Eurotherm, Firex, Foxboro, Futur, I/A Series, InFusion, IMServ, Monox, Ranco, Robertshaw, Safetran, SimSci-Esscor, Triconex, True-Test, Westinghouse and Wonderware are trademarks of Invensys plc, its subsidiaries or affiliated companies. All other brands mentioned in this report may be the trademarks of their respective owners.

Shareholder information

Registrars
For all enquiries about the registration of your shares and changes of name and address, please contact:

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
www.lloydstsb-registrars.co.uk

Electronic communications
Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service
The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

American Depositary Receipts (ADRs)
The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 2509100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at www.adr.db.com.

Sharegift
Shareholders with very small holdings of shares who do not wish to sell because the sale commission applied would be disproportionate to the sale price may consider donating them to charity. The Orr Mackintosh Foundation operates a charity share donation scheme. ShareGift can be contacted at 46, Grosvenor Street, London W1K 3HN or by telephone on +44 (0)20 7337 0501, or online at www.sharegift.org. Donation forms are also available via Lloyds TSB Registrars.

Unsolicited mail
The Company is obliged by law to make its share register publicly available and as a result some shareholders may receive unsolicited mail. If you wish to limit the receipt of such mail you can contact: The Mailing Preference Service (MPS), DMA House, 70 Margaret Street, London W1W 8SS. Tel: +44 (0)845 703 4599 or register on-line at www.mpsonline.org.uk. This service is operated by an independent organisation and is free to members of the public.

Financial calendar

Financial year end 2005/06	31 March 2006
Results 2005/06 announced	25 May 2006
Annual General Meeting	3 August 2006
First quarter results 2006/07	August 2006
Interim results 2006/07	November 2006
Third quarter results 2006/07	February 2007

Final dates and any changes will be announced and notified as appropriate.

Following the adoption of quarterly results announcements, these are published through the London Stock Exchange and other news services and the interim report is published in the Financial Times. All announcements will be made available on the Group's website. The Summary financial statement, or if requested the Annual report, is posted to shareholders.

Taxation
For the purpose of capital gains tax, the market value on 31 March 1982 of an Invensys ordinary share, adjusted for capitalisation issues, was 8.06p. Shareholders who are in any doubt as to their tax position should seek specific advice from their financial advisers. Further information in relation to the capitalisation issues and other matters affecting the base cost of Invensys ordinary shares may be obtained from the Company Secretary.

Bondholder information
Under the terms governing the senior notes issued as part of the refinancing, the Group has certain additional reporting obligations to make information available to the trustee, noteholders and potential investors. To the extent that this information is not presented within this annual report, it will be made available on the Group's website or may be requested by writing to the Company Secretary at the registered office.

Dividend
No dividend was paid during the financial year 2005/06 and the Board has not recommended the payment of any final dividend.

Forward-looking statements
This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

Stock Exchange listing
The Company's ordinary shares are listed on the London Stock Exchange.

Registered office
Invensys plc
Portland House
Bressenden Place
London SW1E 5BF

Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023

For latest investor information and news visit our website at
www.invensys.com